
11007351

KBS | Real Estate Investment Trust

Disciplined Performance

2010 FORM 10-K & PROXY STATEMENT FOR 2011 ANNUAL MEETING



Real Estate Investment Trust

Shareholder Information

Shareholder Contact

For shareholder mailings and Company information:

KBS Capital Markets Group LLC
660 Newport Center Drive, Suite 1200
Newport Beach, CA 92660
(866) KBS-4CMG
www.kbs-cmg.com

Annual Meeting

July 8, 2011 at 10:00 a.m. (PDT)
The Island Hotel – Cabrillo Room
690 Newport Center Drive
Newport Beach, CA 92660

Account Information / Updates

For account information or updates such as an address change or other changes please contact your financial professional or the account administration department for KBS Real Estate Investment Trust at:

KBS Real Estate Investment Trust, Inc.
Account Administration Department
660 Newport Center Drive, Suite 1200
Newport Beach, CA 92660
(866) 584-1381

Board of Directors and Executive Officers

Peter M. Bren
President
Co-Founder and President, KBS Capital Advisors

Charles J. Schreiber, Jr.
Chairman of the Board, Chief Executive Officer and Director
Co-Founder and CEO, KBS Capital Advisors

Peter McMillan III
Executive Vice President, Treasurer, Secretary and Director
Co-Founder, KBS Capital Advisors

Keith D. Hall
Executive Vice President
Co-Founder, KBS Capital Advisors

David E. Snyder
Chief Financial Officer
Chief Financial Officer, KBS Capital Advisors

Stacie K. Yamane
Chief Accounting Officer
Chief Accounting Officer, Portfolio Accounting, KBS Capital Advisors

Hank Adler
Independent Director
Assistant Professor of Accounting, Chapman University

Barbara R. Cambon
Independent Director

Stuart A. Gabriel, Ph.D.
Independent Director
Director, Richard S. Ziman Center for Real Estate
Professor of Finance and Arden Realty Chair,
UCLA Anderson School




190







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



Received SEC
APR 2 0 2011
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-52606

KBS REAL ESTATE INVESTMENT TRUST, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	20-2985918
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
620 Newport Center Drive, Suite 1300 Newport Beach, California	92660
(Address of Principal Executive Offices)	(Zip Code)

(949) 417-6500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

There is no established market for the Registrant's shares of common stock. On November 20, 2009, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $7.17 derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities divided by the number of shares outstanding, all as of September 30, 2009. On December 2, 2010, the board of directors of the Registrant approved an estimated value per share of the Registrant's common stock of $7.32 derived from the estimated value of the Registrant's assets less the estimated value of the Registrant's liabilities divided by the number of shares outstanding, all as of September 30, 2010.

There were approximately 182,307,509 shares of common stock held by non-affiliates at June 30, 2010, the last business day of the Registrant's most recently completed second fiscal quarter.

As of March 29, 2011, there were 186,766,911 outstanding shares of common stock of the Registrant.

Documents Incorporated by Reference:

Registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders.

10-K

TABLE OF CONTENTS

10-K

FORWARD-LOOKING STATEMENTS

Certain statements included in this annual report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of KBS Real Estate Investment Trust, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- We have a limited operating history. This inexperience makes our future performance difficult to predict.
- All of our executive officers, some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the entity that acted as our dealer manager and other KBS-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor's compensation arrangements with us and other KBS-advised programs and investors and conflicts in allocating time among us and these other programs and investors. These conflicts could result in unanticipated actions.
- We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our properties could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, making it more difficult for us to meet our debt service obligations and limiting our ability to pay distributions to our stockholders.
- Ongoing credit market disruptions have caused the spreads on prospective debt financing to increase. This could cause the costs and terms of new financings to be less attractive than the terms of our current indebtedness and increase the cost of our variable rate debt. In addition, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.
- Our investments in real estate and mortgage, mezzanine, bridge and other loans as well as investments in real estate securities may be affected by unfavorable real estate market and general economic conditions, which could decrease the value of those assets and reduce the investment return to our stockholders. Revenues from our real property investments could decrease, making it more difficult for us to meet our debt service obligations and limiting our ability to pay distributions to our stockholders. Revenues from the properties and other assets directly securing our loan investments and underlying our investments in real estate securities could decrease, making it more difficult for the borrower to meet its payment obligations to us. In addition, decreases in revenues from the properties directly securing our loan investments and underlying our investments in real estate securities could result in decreased valuations for those properties, which could make it difficult for our borrowers to repay or refinance their obligations to us. These factors could make it more difficult for us to meet our debt service obligations and limit our ability to pay distributions to our stockholders.
- Continued disruptions in the financial markets and deteriorating economic conditions could adversely affect the value of our investments.
- Certain of our debt obligations have variable interest rates with interest and related payments that vary with the movement of LIBOR or other indexes. Increases in the indexes could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

- Additionally certain of our loan receivable investments are also variable rate with interest rate and related payments that vary with the movement of LIBOR. Decreases in these indexes could decrease the interest income payments received and limit our ability to pay distributions to our stockholders.
- We cannot predict with any certainty how much, if any, of our dividend reinvestment plan proceeds will be available for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program, the funding of capital expenditures on our real estate investments, the funding of outstanding loan commitments on our real estate loans receivable, or the repayment of debt. If such funds are not available from the dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet these cash requirements, which would reduce cash available for distributions, and we would continue to be limited in our ability to redeem any shares under our share redemption program.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this annual report on Form 10-K.



PART I

ITEM 1. BUSINESS

Overview

KBS Real Estate Investment Trust, Inc. (the "Company") is a Maryland corporation that was formed on June 13, 2005 to invest in a diverse portfolio of real estate properties and real estate-related investments. The Company has elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2006 and it intends to operate in such a manner. As used herein, the terms "we," "our" and "us" refer to the Company and as required by context, KBS Limited Partnership, a Delaware limited partnership, which we refer to as our "Operating Partnership," and to their subsidiaries. We own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

On January 27, 2006, we launched our initial public offering of up to 200,000,000 shares of common stock in our primary offering and 80,000,000 shares of common stock under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on May 30, 2008. We continue to issue shares of common stock under our dividend reinvestment plan. We sold 171,109,494 shares of common stock in our primary offering for gross offering proceeds of $1.7 billion and, as of December 31, 2010, we had sold 20,240,652 shares under our dividend reinvestment plan for gross offering proceeds of $176.1 million.

As of December 31, 2010, we owned 63 real estate properties, one master lease, 12 real estate loans receivable, two investments in securities directly or indirectly backed by commercial mortgage loans, and a preferred membership interest in a real estate joint venture. Also, as of December 31, 2010, we owned a 10-story condominium building with 62 units acquired through foreclosure, of which 11 condominium units, two retail spaces and parking spaces were held for sale.

Objectives and Strategies

Our primary investment objectives are:

- to provide our stockholders with attractive and stable cash distributions; and
- to preserve and return our stockholders' capital contributions.

We have sought to achieve these objectives by investing in and managing a diverse portfolio of real estate and real estate-related investments and by acquiring these investments through a combination of equity raised in our initial public offering, debt financing and joint ventures. We have diversified our portfolio by investment type, geographic region, and tenant/borrower base. The following chart illustrates the diversification of our investment portfolio as of December 31, 2010, across investment types based on the carrying value of the investments:


Investment Types
Real estate-related investments 26%
Real estate properties 74%

10-K

Our primary business objectives are: (i) to maintain and, if possible, improve the quality and income-producing ability of our investments; (ii) to position our investments to maximize their value; and (iii) to manage our portfolio to remain compliant with REIT requirements under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). We intend to meet these objectives by utilizing the expertise of our advisor to diligently increase the occupancy of our real estate properties while structuring leases that enhance our ability to provide a stable return to our stockholders. We will also, through our advisor, seek to maximize the cash flows from our real estate-related investments, through continuing debt service, restructuring of terms and, if necessary, foreclosure on collateral. All of our business activities are conducted with the intention of remaining compliant with REIT requirements; if we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that usually results from investment in the stock of a corporation.

Real Estate Portfolio

Real Estate Properties

We have made investments in core properties, which are generally lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover. To date we have invested in:

- *office properties* — including low-rise, mid-rise and high-rise office buildings and office parks in urban and suburban locations, especially those that are in or near central business districts or have access to transportation; and
- *industrial properties* — including warehouse and distribution facilities, office/warehouse flex properties, research and development properties and light industrial properties.

With the exception of one investment in a master lease, we hold fee title in the properties we have acquired, some of which we acquired through a consolidated joint venture. All of our properties are located in the United States.

We originally intended to hold our core properties for four to seven years. However, economic and market conditions may influence us to hold our investments for different periods of time, and we currently expect our hold period may last for several more years.

As of December 31, 2010, we owned 63 real estate properties and a master lease with respect to another property. The 63 real estate properties total 20.4 million rentable square feet including 22 office buildings, three corporate research buildings, two distribution facilities, one industrial portfolio consisting of nine distribution and office/warehouse properties, one office/flex portfolio consisting of four properties and a portfolio of 23 institutional quality industrial properties. We hold these 23 industrial properties and the master lease through a consolidated joint venture. The following chart illustrates the composition of our real estate portfolio as of December 31, 2010 based on the carrying value of the investments:


Real Estate by Property Type
Industrial
39%
Office
61%

10-K

As noted above, our real estate property investments are diversified by geographic location with properties in 23 states as shown in the charts below:



Leased Square Feet
as of December 31, 2010
TX
19%
GA
10%
CT
9%
PA
5%
OH
5%
CA
3%
VA
3%
IL
3%
NH
3%
TN
3%
NY
2%
All Others*
14%
MA
21%



Annualized Base Rent
as of Decmeber 31, 2010
MA
14%
VA
10%
CA
10%
GA
7%
MO
6%
IL
6%
PA
5%
CT
4%
UT
3%
TN
3%
NC
3%
OR
2%
All Others*
11%
TX
16%

* All others include any state less than 2% of total.

We have a stable and well diversified tenant base and we intend to maintain this diversity and develop long-term relationships with our tenants to limit our exposure to any one tenant or industry. As of December 31, 2010, none of our tenants represent more than 10% of annualized base rent and our top ten tenants represent approximately 25% of our total annualized base rent. The chart below illustrates the diversity of tenant industries in our portfolio based on total annualized base rent:



Annualized Base Rent
as of December 31, 2010
All Others*, 9.4%
Computer System Design, 9.8%
Professional, Scientific and Accounting, 7.8%
Insurance, 7.6%
Finance, 6.9%
Admin & Support Services, 5.9%
Computer & Electronic Equipment, 5.6%
Health Care & Social Services, 5.5%
Retail Trade -Home Improvement, 5.4%
Legal Services, 5.2%
Transportation & Warehousing, 5.0%
Accommodations & Food Services, 4.1%
Retail Trade, 4.1%
Mining, Oil & Gas Extraction, 4.0%
Manufacturing - General, 3.9%
Information, 3.6%
Wholesale Trade, 3.1%
Arts, Entertainment & Recreation, 3.1%

* All others include any industry less than 3% of total.

The carrying value of our real estate portfolio as of December 31, 2010 was $1.6 billion. Our real estate portfolio accounted for 81%, 78% and 71% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

Real Estate-Related Investments

We have also invested in real estate-related investments including: (i) mortgage loans; (ii) mezzanine loans; (iii) participations in mortgage and mezzanine loans; and (iv) real estate-related debt securities, such as commercial mortgage-backed securities ("CMBS"). We generally intend to hold our real estate-related investments until maturity. However, economic and market conditions may influence the length of time that we hold these investments.

As of December 31, 2010, we owned four mezzanine real estate loans, two B-Notes, a partial ownership interest in a mezzanine real estate loan, two loans representing senior subordinated debt of a private REIT and three mortgage loans. We also own two investments in real estate securities directly or indirectly backed by commercial mortgage loans and a preferred membership in a real estate joint venture. The following chart illustrates the composition of our real estate-related investments based on carrying value as of December 31, 2010:


Real Estate-Related Assets
Real Estate Securities, 3%
Mortgage Fixed Rate, 12%
B-Note Fixed Rate, 3%
Subordinated Fixed Rate, 0%
Mezzanine Fixed Rate, 1%
Mezzanine Variable Rate, 81%

The total cost and book value of our real estate-related investments as of December 31, 2010 were $697.8 million and $564.5 million, respectively, excluding investments that we have foreclosed on and an investment for which we received preferred equity interests in the property owner. Our real estate-related investments accounted for 19%, 22% and 29% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, we had invested in fixed and variable rate loans receivable with book values (net of asset-specific reserves) of $91.4 million and $472.9 million, respectively, and the weighted average annualized effective interest rates on the fixed and variable rate loans receivable were 5.2% and 6.1%, respectively.

Our real estate-related investment portfolio has a concentration in mezzanine loans, which comprise 82% of the book value (net of asset-specific reserves) of our real estate-related investment portfolio as of December 31, 2010. At December 31, 2010, we had a concentration of credit risk related to our investment in the GKK Mezzanine Loan, which comprised 19% of our total assets and 84% of our total investments in loans receivable, after loan loss reserves. During the year ended December 31, 2010, the GKK Mezzanine Loan provided 12% of total revenues and 67% of total interest income from loans receivable.

The GKK Mezzanine Loan was used to finance a portion of Gramercy Capital Corp.'s ("Gramercy") acquisition of American Financial Realty Trust ("AFR") that closed on April 1, 2008. The borrowers under the GKK Mezzanine Loan are (i) the wholly owned subsidiary of Gramercy formed to own 100% of the equity interests in AFR ("AFR Owner"), (ii) AFR and (iii) certain subsidiaries of AFR that directly or indirectly own equity interests in the entities that own the AFR portfolio of properties (collectively, AFR Owner, AFR and these subsidiaries are the "GKK Borrower"). On March 9, 2010, the GKK Borrower exercised its option to extend the maturity of this loan to March 2011. On November 2, 2010, Gramercy issued a press release stating that it does not expect that it will be able to refinance the entire amount of mortgage and mezzanine indebtedness related to the Gramercy Realty portfolio prior to the final maturity of the loans and that it is unlikely to have sufficient capital to satisfy any shortfall. Subsequent to December 31, 2010, the maturity of the GKK Mezzanine Loan was extended from March 11, 2011 to April 15, 2011 in anticipation of negotiations during the extension period among us, the GKK Borrower and other mortgage and mezzanine lenders to Gramercy and its subsidiaries regarding a possible extension or restructuring of the GKK Mezzanine Loan and other mortgage and mezzanine loans related to the Gramercy Realty portfolio and to explore strategic alternatives with respect to the investment. Our investment in the GKK Mezzanine Loan is subject to repurchase agreements totaling $270.9 million as of December 31, 2010. These repurchase agreements were to mature on March 9, 2011. On March 9, 2011 and on March 13, 2011, our subsidiaries that are the borrowers under the repurchase agreements entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK Mezzanine Loan extension agreements, to April 22, 2011. KBS Real Estate Investment Trust, Inc. is a guarantor of these repurchase agreements. Also see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Commitments and Contingencies."

Financing Objectives

We financed the majority of our real estate acquisitions with a combination of the proceeds we received from our initial public offering and debt. In addition, we purchased certain real estate-related investments with a combination of the proceeds we received from our initial public offering and repurchase financing. We used debt financing to increase the amounts available for investment and to increase overall investment yields to us and our stockholders. As of December 31, 2010, the weighted-average interest rate on our debt was 3.6%.

We borrow funds at a combination of fixed and variable rates; at December 31, 2010, we had approximately $557.5 million and $921.5 million of fixed and variable rate debt outstanding, respectively. Of the variable rate debt outstanding, approximately $164.7 million was effectively fixed through the use of interest rate swap agreements. In addition, we have variable rate loans receivable with total aggregate outstanding principal balances of $493.6 million that, when interest rate indices such as LIBOR increase, provide income to offset increases in interest expense on variable rate debt. The weighted-average interest rates of our fixed rate debt and variable rate debt at December 31, 2010 were 5.6% and 2.4%, respectively.

A majority of our debt allows us to extend the maturity dates, subject to certain conditions. Although we believe we will meet or otherwise be permitted to extend the maturity of our current loan agreements, we can give no assurance in this regard. The following table shows the contractual and fully extended maturities of our debt as of December 31, 2010:

	Current Maturity			Fully Extended Maturity		
	Notes Payable	Repurchase Agreements	Total	Notes Payable	Repurchase Agreements	Total
2011	$ 581,709	$ 270,923	$ 852,632	$ 39,717	$ 270,923	$ 310,640
2012	267,408	-	267,408	763,700	-	763,700
2013	103,142	6,691	109,833	148,842	-	148,842
2014	186,942	-	186,942	146,001	6,691	152,692
2015	-	-	-	40,941	-	40,941
Thereafter	62,200	-	62,200	62,200	-	62,200
	$ 1,201,401	$ 277,614	$ 1,479,015	$ 1,201,401	$ 277,614	$ 1,479,015

Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of all of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We did not exceed our charter limitation on borrowings during any quarter of 2010. Our target leverage is approximately 50% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). As of December 31, 2010, our borrowings were approximately 59% and 62% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

Market Outlook – Real Estate and Real Estate Finance Markets

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the U.S. and global financial markets. Economies throughout the world have experienced increased unemployment and sagging consumer confidence due to a downturn in economic activity. Despite improved stock market performance and some positive economic indicators, a lack of job creation, low consumer confidence and a growing federal budget deficit temper the positive indicators. Amid signs of recovery in the economic and financial markets, concerns remain regarding job growth, wage stagnation, credit restrictions and increased taxation.

Bank earnings and liquidity have rebounded, particularly among larger financial institutions. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

Over the past several months, the U.S. commercial real estate industry has experienced a slow-down in the deterioration of fundamental benchmarks, such as occupancy, rental rates and pricing. Continued improvement in these fundamentals remains contingent upon sustainable economic growth. In general, borrower defaults may rise, and occupancy and rental rate stabilization will vary by market and by property type. Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked.

Currently, benchmark interest rates, such as LIBOR, remain near historic lows. This has allowed borrowers with floating rate debt to continue to make debt service payments even as the properties securing these loans experience decreased occupancy and lower rental rates. Low short-term rates have allowed these borrowers to meet their debt obligations; however, they would not meet the current underwriting requirements needed to refinance this debt today. As these loans near maturity, borrowers may have to find new sources of funds in order to recapitalize their properties.

Throughout the financial crisis and economic downturn, commercial real estate transactions experienced a sharp decline in volume. Recent trends indicate a modest rebound in transaction activity. High-quality assets in top-tier markets experienced the largest increase in transaction volume. One of the significant barriers to deal flow is the spread between buyer/seller pricing expectations. It is expected that more commercial properties will come into the market as loans mature, marginally performing properties default and banks increase their foreclosure activity. From a financing perspective, new lending is expected to remain subdued in the near term. The CMBS market, formerly a significant source of liquidity and debt capital, was inactive in 2008 and 2009, and left a void in the market for long-term, affordable, fixed rate debt. During that time, the void was partially filled by portfolio lenders such as insurance companies, but at very different terms than were available in the past. These remaining lenders generally increased credit spreads, lowered the amount of available proceeds, required recourse security and credit enhancements, and otherwise tightened underwriting standards, while simultaneously limiting lending to existing relationships with borrowers that invest in high quality assets in top-tier markets. In addition, lenders have limited the amount of financing available to existing relationships in an effort to manage capital allocations and credit risk.

Recently, there have been signs that the credit markets have begun to thaw as the global economy has shown signs of recovery and growth. New CMBS issuances and the increased access to the capital markets for publicly-traded REITs has led many to believe that commercial real estate lending will be revived as the market's appetite for risk returns. Similarly, many lending institutions have increased their lending on commercial real estate, which coupled with historically low interest rates and slightly-relaxed underwriting standards, has helped increase commercial real estate transaction volume. It is important to remember that these trends have only recently begun and an improvement in one aspect of the market does not provide an indication of a general market recovery or provide any indication of the duration of the existing downturn, or the speed of any expected recovery.

Despite certain recent positive economic indicators such as an improved stock market performance and improved access to capital for some companies, the aforementioned economic conditions have continued to impact the capital markets. Global government interventions in the banking system and the persistence of a highly expansionary monetary policy by the U.S. Treasury have introduced additional complexity and uncertainty to the markets. The U.S. government's recent introduction of additional regulation to the financial markets, including the banking, insurance and brokerage sectors, has resulted in general uncertainty as to the long-term impact on these markets and on the economy as a whole. Adding to this uncertainty are increased disclosure requirements and changes to accounting principles involving the valuation of investments. These conditions are expected to continue, and combined with a challenging macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.

Impact on Our Real Estate Investments

These market conditions have had and will likely continue to have a significant impact on our real estate investments. In addition, these market conditions have impacted our tenants' businesses, which makes it more difficult for them to meet their current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Increases in rental concessions given to retain tenants and maintain our occupancy level, which is vital to the continued success of our portfolio, has resulted in lower current cash flow. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates may not remain at these historically low levels for the remaining life of many of our investments.

Impact on Our Real Estate-Related Investments

Nearly all of our real estate-related investments are either directly secured by commercial real estate (e.g., first trust deeds or mortgages) or secured by ownership interests in entities that directly or indirectly own and operate real estate (e.g., mezzanine loans). As a result, our real estate-related investments have been impacted to some degree by the same factors impacting our real estate investments. Our investments in mezzanine loans and B-Notes have been significantly impacted as current valuations for buildings directly or indirectly securing our investment positions have generally decreased from the date of our acquisition or origination of these investments. In these instances, the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they come due. For the year ended December 31, 2010, we recorded a provision for loan losses of $11.0 million which was comprised of $16.9 million calculated on an asset-specific basis, offset by a reduction of $5.9 million to our portfolio-based reserve.

Assuming our real estate-related loans are fully extended under the terms of the respective loan agreements and excluding our loan investments with asset-specific loan loss reserves and loans under which we have foreclosed or otherwise taken title to the property subsequent to December 31, 2010, we have investments with book values totaling $561.7 million maturing within the next 12 months. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Commitments and Contingencies." We have variable rate real estate-related investments with book values (excluding asset-specific loan loss reserves) of $491.3 million and fixed rate real estate-related investments with book values (excluding asset-specific loan loss reserves) of $152.7 million.

Impact on Our Financing Activities

In light of the risks associated with declining operating cash flows on our properties and the properties underlying the collateral for our repurchase agreements, and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes and repurchase agreements at maturity or may not be able to refinance our obligations at terms as favorable as the terms on our existing indebtedness. Although we believe we will meet or otherwise be permitted to extend the maturity of our current loan agreements, we can give no assurance in this regard. Assuming our notes payable and repurchase agreements are fully extended under the terms of the respective loan agreements, we have $310.6 million of debt obligations maturing during the 12 months ending December 31, 2011. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Commitments and Contingencies." We have a total of $557.5 million of fixed rate notes payable and $921.5 million of variable rate notes payable and repurchase agreements; of the $921.5 million of variable rate notes payable and repurchase agreements, $164.7 million are effectively fixed through interest rate swaps and $439.5 million are subject to interest rate caps.

Economic Dependency

We are dependent on our advisor for certain services that are essential to us, including the disposition of properties and other investments; management of the daily operations of our real estate portfolio; and other general and administrative responsibilities. In the event that KBS Capital Advisors is unable to provide the respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The United States commercial real estate leasing markets remain competitive. We face competition from various entities for prospective tenants and to retain our current tenants, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. As a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which a property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our properties have been subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance with respect to some of our properties, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Four properties acquired as part of the National Industrial Portfolio are located on or near former military bases that have been designated as either National Priority List sites or defense clean-up sites under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These include 1045 Sheridan, Chicopee, MA; 15 Independence Drive, Devens, MA; and 50 Independence Drive, Devens, MA. Another property that is part of the portfolio, 9410 Heinz Way, Commerce City, CO, is a former defense armaments manufacturing site that is near the Rocky Mountain Arsenal National Priority List site. Additionally, some of the properties identified below in connection with activity use limitations and underground storage tanks have residual hazardous substance contamination from former operations. CERCLA imposes joint and several liability for clean-up costs on current owners of properties with hazardous substance contamination. Purchasers of contaminated properties may mitigate the risk of being held liable for costs of clean-up and related responsibilities by conducting "all appropriate inquiry" prior to the purchase of the property and compliance with the steps necessary to obtain and maintain "bona fide purchaser" status. We believe that we have taken the steps to obtain and maintain bona fide purchaser status, but we can give no assurance that a court would agree with us if someone were to seek to hold us liable. Because identified responsible parties, including the United States Government and large defense contractors, have taken responsibility for remedial actions relative to these properties and the existing tenants at these properties are generally large companies, we do not believe that we will face material liability with respect to any of these properties. The National Industrial Portfolio is owned by the New Leaf – KBS JV, LLC, a joint venture in which we own an 80% membership interest.

In addition, we own several properties that are subject to activity use limitations ("AULs") whereby the government has placed limitations on redevelopment of the properties for certain uses, particularly residential uses. AULs are typically imposed on property that has environmental contamination in exchange for less stringent environmental clean-up standards. In view of the locations of the affected properties, the environmental characteristics of the contaminants and the characteristics of the neighborhoods, we do not believe that these AULs have a material impact on our portfolio valuation, but they could in individual cases result in a depression of the value of a property, should we resell the property for uses different from its existing uses. Properties subject to AULs include 495-515 Woburn, Tewksbury, MA; 15 Independence Drive, Devens, MA; 100 Simplex Drive, Westminster, MA; 57-59 Daniel Webster Highway, Merrimack, NH and ADP Plaza, Portland, OR.

Some of the properties in our portfolio, particularly the warehouse and light industrial properties, had or have underground storage tanks either for space heating of the buildings, fueling motor vehicles, or industrial processes. Many of the underground storage tanks at the premises have been replaced over time. Given changing standards regarding closure of underground storage tanks and associated contamination, many of the tanks may not have been closed in compliance with current standards. Some of these properties likely have some residual petroleum or chemical contamination. Properties exhibiting these risks include 555 Taylor Road, Enfield, CT; 85 Moosup Pond Road, Plainfield, CT; 129 Concord Road, Billerica, MA (Rivertech); 111 Adams Road, Clinton, MA; 133 Jackson Avenue, Ellicott, NY; 1200 State Fair Boulevard, Geddes, NY; 3407 Walters Road, Van Buren, NY; ADP Plaza, Portland, OR; Shaffer Road and Route 255, DuBois, PA; 9700 West Gulf Bank Road, Houston, TX; and 2200 South Business 45, Corsicana, TX.

New Leaf – KBS JV, LLC purchased an environmental insurance policy from Indian Harbor Insurance Company that provides 10 years of coverage for pollution legal liability and remediation legal liability, among other coverage for the National Industrial Portfolio. We believe the scope and limits of the policy are appropriate for the risks presented by our properties.

Industry Segments

We acquire and operate commercial properties and invest in real estate-related investments, including real estate loans, and as a result, we operate in two business segments. For financial data by segment, see Note 15 "Segment Information" in the notes to our consolidated financial statements filed herewith.

Employees

We have no paid employees. The employees of our advisor and its affiliates provide management, disposition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Our telephone number, general facsimile number and web address are (949) 417-6500, (949) 417-6520 and *http://www.kbsreit.com*, respectively.

Available Information

Access to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following Web site, *http://www.kbsreit.com*, through a link to the SEC's Web site, *http://www.sec.gov*. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists and because it is increasingly likely that we will delay the liquidation or the listing of our shares of common stock on a national securities exchange beyond 2012, investors should purchase shares in our dividend reinvestment plan only if they will not need to realize the cash value of their investment for an extended period.

There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from purchasing our shares. In its sole discretion, our board of directors may amend, suspend or terminate our share redemption program upon 30 days' notice. Based on our 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," we have announced that we do not expect to have funds available for the share redemption program in 2011. Further, the share redemption program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a discount to the public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan.

If our shares of common stock are not listed on a national securities exchange by November 2012, our charter requires that we seek stockholder approval of our liquidation unless a majority of our independent directors determines that liquidation is not then in the best interest of our stockholders and postpones the decision of whether to liquidate. Due to the continuing impact of the disruptions in the financial markets on the values of our investments, it is increasingly likely that we will postpone such a liquidity event in order to improve the prospects for investors to have their capital returned and to realize a profit on their investment, likely through sales of individual or pooled assets. Therefore, investors should purchase our shares only as a long-term investment and be prepared to hold them for an extended period.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to service our existing indebtedness, our ability to refinance or secure additional debt financing on attractive terms and the values of our investments.

Despite certain recent positive economic indicators such as an improved stock market performance and improved access to capital for some companies, the capital and credit markets continue to be affected by the extreme volatility and disruption during the past three years. Bank earnings and liquidity have rebounded, particularly among larger financial institutions. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans. Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked. Liquidity in the global credit market has been severely contracted by these market disruptions, and new lending is expected to remain subdued in the near term. We rely on debt financing to finance our properties. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.

The recent positive economic developments do not necessarily provide an indication of a general market recovery or provide an indication of the duration of the existing downtown, or the speed of any expected recovery. Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments. These could have the following negative effects on us:

- the values of our investments in commercial properties could decrease below the amounts paid for such investments;
- the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;
- revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing; and/or
- revenues on the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrower to meet its payment obligations to us, which could in turn make it more difficult for us to pay dividends or meet our debt service obligations on debt financing.

The current capital market and general economic conditions also heighten risks with respect to our borrowings under repurchase agreements. If the value of the collateral underlying a repurchase agreement decreases, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. In addition, and unlike traditional secured financings, should a counterparty under a repurchase agreement file for bankruptcy, we may have to spend time and money asserting claims to the assets serving as the collateral under the repurchase agreement.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We have a limited operating history, which makes our future performance difficult to predict.

We have a limited operating history. We were incorporated in the State of Maryland on June 13, 2005. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our advisor. We are the first publicly offered investment program sponsored by the affiliates of our advisor. The private KBS-sponsored programs were not subject to the up-front commissions, fees and expenses associated with our initial public offering nor all of the laws and regulations that apply to us. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance and our stockholders should not assume that it will be similar to the prior performance of other KBS-sponsored programs. Our limited operating history and the differences between us and the private KBS-sponsored programs significantly increase the risk and uncertainty our stockholders face in making an investment in our shares.

Because we are dependent upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on our stockholders' investment.

We are dependent on KBS Capital Advisors to manage our operations and our portfolio of real estate and real estate-related assets. Our advisor has a limited operating history and it depends upon the fees and other compensation that it receives from us and the other public KBS-sponsored programs in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of KBS Capital Advisors or our relationship with KBS Capital Advisors could hinder its ability to successfully manage our operations and our portfolio of investments.

The amount of cash available for distributions in future periods may be reduced by the repayment of the advance from our advisor and the payment of our advisor's unpaid performance fees.

Our advisor has advanced $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding. No amount has been advanced since January 2007. Pursuant to the advisory agreement, our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of our distributions from January 1, 2006 through the period ending August 31, 2010 exceeded the amount of our Funds from Operations (as defined below) from January 1, 2006 through August 31, 2010. We agreed with our advisor that our advisor would not extend the agreement to advance funds for distribution record dates after August 31, 2010. Pursuant to the advisory agreement, we are obligated to reimburse our advisor on demand for the $1.6 million advance if and to the extent that our cumulative Funds from Operations (as defined below) for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest accrues on the advance made by our advisor. The advisory agreement defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by us and that are related to any property, loan or other investment acquired or expected to be acquired by us and (ii) any non-operating noncash charges incurred by us, such as impairments of property or loans, any other-than-temporary impairments of marketable securities, or other similar charges.

In addition to the advance by our advisor, at December 31, 2010, we have incurred performance fees totaling $5.4 million related to our joint venture investment in the National Industrial Portfolio, which have not been paid. The performance fee is earned by our advisor only upon our meeting certain Funds from Operations thresholds and makes our advisor's cumulative asset management fees related to our investment in the National Industrial Portfolio joint venture equal to 0.75% of the cost of the joint venture investment on an annualized basis from the date of our investment in the joint venture through the date of calculation. Our operations from the date of our investment through March 31, 2010 were sufficient to meet the Funds from Operations condition per the advisory agreement; however, beginning in April 2010, our operations did not meet the Funds from Operations condition per the advisory agreement. As a result, as of December 31, 2010, we had accrued for incurred but unpaid performance fees of $5.4 million from inception through March 31, 2010. Although these performance fees have been incurred as of December 31, 2010, the advisory agreement further provides that the payment of the performance fee shall only be made after the repayment of advances from our advisor discussed above. The amount of cash available for distributions in future periods may be reduced by the repayment of the advance from our advisor and the payment of our advisor's performance fees.

If we pay distributions from sources other than our cash flow from operations, the overall return to our stockholders may be reduced.

Our organizational documents permit us, to the extent permitted by Maryland law, to pay distributions from any source. If we fund distributions from financings or sources other than cash flow from operations, the overall return to our stockholders may be reduced. Because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. We may look to third-party borrowings to fund our distributions or fund distributions from the proceeds from the sale of real estate and receipt of principal payments from our real estate-related investments. To the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain.

If funds are not available from the dividend reinvestment plan offering for general corporate purposes, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and greatly limit our ability to redeem any shares under the share redemption program.

We depend on the proceeds from our dividend reinvestment plan for general corporate purposes, including capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; funding obligations under our real estate loans receivable; the repayment of debt; and the repurchase of shares under our share redemption program. During the second half of 2009, the participation in our dividend reinvestment plan decreased in comparison to 2008. In addition, the decrease in the amount of our distributions beginning in July 2009 also resulted in a significant reduction in the amount of proceeds from our dividend reinvestment plan. During 2010, the participation in our dividend reinvestment plan has remained comparable to the end of 2009. We cannot predict with any certainty how much, if any, dividend reinvestment plan proceeds will be available for general corporate purposes. If such funds are not available from the dividend reinvestment plan offering, then we may have to use a greater proportion of our cash flow from operations to meet our general cash requirements, which would reduce cash available for distributions and greatly limit our ability to redeem any shares under the share redemption program. Based on our 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," we have announced that we do not expect to have funds available for the share redemption program in 2011.

We may not have sufficient liquidity, whether from our operations or our dividend reinvestment plan, to fund our future capital needs. If our cash flow is insufficient to meet our capital needs, we will not be able to maintain our current dividend rate.

Declining economic conditions have had and will likely continue to have a significant impact on our real estate and real estate-related investments. In addition, these market conditions have impacted the businesses of our tenants as well as the tenants in buildings securing our real estate-related investments. As a result of a decline in cash flows and projected future declines, in July 2009 our board of directors reduced the amount of our distributions from $0.70 per share on an annualized basis to $0.525 per share on an annualized basis. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flows from our properties. As a result of these same factors, the borrowers under our real estate-related investments have experienced a reduction in cash flows which has made it difficult for them to pay us debt service in some instances. Additionally, these reduced and potentially decreasing cash flows have had a negative impact on the valuation of buildings directly or indirectly securing our investment positions and as a result the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they come due. Further, we depend on the cash flow from our real estate and real estate-related investments to meet the debt service obligations under our financing arrangements, and we will depend on the proceeds from the sale of real estate and proceeds from the repayment of our real estate-related investments in order to repay our outstanding debt obligations.

We depend on the proceeds from our dividend reinvestment plan to cover, among other things, capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; funding obligations under our real estate loans receivable; and the repayment of debt. During the second half of 2009, the participation in our dividend reinvestment plan decreased in comparison to 2008. In addition, the decrease in the amount of our distributions beginning in July 2009 also resulted in a significant reduction in the amount of proceeds from our dividend reinvestment plan. During 2010, the participation in our dividend reinvestment plan has remained comparable to the end of 2009. Further reductions in the amount of proceeds from the dividend reinvestment plan, whether due to a decline in participation under the dividend reinvestment plan or a decrease in the amount of our monthly distributions could adversely impact our ability to meet our capital needs.

All of these factors could limit our liquidity and impact our ability to properly maintain or make improvements to our real estate investments. This, in turn, could result in reductions in the value of our investments and therefore a reduction in the value of an investment in us. These factors could also limit our ability to make distributions to our investors.

Because our estimated value per share exceeds our net tangible book value per share and the offering price under our dividend reinvestment plan is equal to our estimated value per share, investors in our dividend reinvestment plan will experience immediate dilution in the net tangible book value of their shares.

On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. The methodology and assumptions used in calculating our estimated value per share are described in detail in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2010. The estimated value per share does not represent the fair value of our assets less our liabilities according to U.S. generally accepted accounting principles ("GAAP"). The estimated value per share was unaudited. There is also no assurance that a stockholder could resell his or her shares at this estimated value, that a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or upon a sale of the company or that our shares would trade at this amount if ever listed on a national securities exchange.

Because we are conducting an ongoing offering under our dividend reinvestment plan, we are providing information about our net tangible book value per share. As of December 31, 2010, our net tangible book value per share was $4.88. The offering price under our dividend reinvestment plan at December 31, 2010 was $7.32 per share. Net tangible book value is a rough approximation of value calculated simply as total book value of assets (exclusive of certain intangible items) minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) impairments of our investments, (iii) the funding of distributions from sources other than our cash flow from operations, (iv) the substantial fees paid in connection with our initial public offering and to a lesser degree the offering under our dividend reinvestment plan, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers and (v) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments.

The loss of or the inability to obtain key real estate and debt finance professionals at our advisor could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Peter M. Bren, Keith D. Hall, Peter McMillan III, and Charles J. Schreiber, Jr., each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with Messrs. Bren, Hall, McMillan, or Schreiber. Messrs. Bren, Hall, McMillan, and Schreiber may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. Further, we intend to establish strategic relationships with firms that have special expertise in certain services or detailed knowledge regarding real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties and tenants in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled professionals or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Risks Related to Conflicts of Interest

KBS Capital Advisors and its affiliates, including all of our executive officers, some of our directors and other key real estate and debt finance professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

All of our executive officers, some of our directors and other key real estate and debt finance professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, our dealer manager and other affiliated KBS entities. KBS Capital Advisors and its affiliates receive substantial fees from us. These fees could influence our advisor's advice to us as well as the judgment of affiliates of KBS Capital Advisors. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;
- public offerings of equity by us, which would entitle KBS Capital Markets Group to dealer-manager fees and would likely entitle KBS Capital Advisors to increased acquisition and asset-management fees;
- sales of properties and other investments, which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;
- acquisitions of properties and other investments and originations of loans, which entitle KBS Capital Advisors to acquisition fees and asset-management fees, and, in the case of acquisitions of investments from other KBS-sponsored programs, might entitle affiliates of KBS Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;
- borrowings to acquire properties and other investments and to originate loans, which borrowings will increase the acquisition and asset-management fees payable to KBS Capital Advisors;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle KBS Capital Advisors to a subordinated incentive listing fee;
- whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and negotiating compensation for real estate, debt finance, management and accounting professionals at our advisor and its affiliates that may result in such individuals receiving more compensation from us than they currently receive from our advisor; and
- whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee.

The fees our advisor receives in connection with the acquisition and management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

KBS Capital Advisors faces conflicts of interest relating to the leasing of properties and such conflicts may not be resolved in our favor, meaning that we obtain less creditworthy tenants, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We and other KBS-sponsored programs and KBS-advised investors rely on the same group of key real estate professionals at our advisor to supervise the property management and leasing of properties. If the KBS team of real estate professionals direct creditworthy prospective tenants to properties owned by another KBS-sponsored program or KBS-advised investor when they could direct such tenants to our properties, our tenant base may have more inherent risk and our properties' occupancy may be lower than might otherwise be the case.

KBS Capital Advisors, the real estate and debt finance professionals assembled by our advisor, their affiliates and our officers face competing demands relating to their time and this may cause our operations and our stockholders' investment to suffer.

We rely on KBS Capital Advisors and the real estate and debt finance professionals our advisor has assembled, including Messrs. Bren, Hall, McMillan, Schreiber and David E. Snyder and Ms. Stacie K. Yamane for the day-to-day operation of our business. KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT") and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") are also advised by KBS Capital Advisors and rely on our sponsors and many of the same real estate, debt finance, management and accounting professionals as will future public KBS-sponsored programs. Further, our officers and directors are also officers and/or directors of some or all of the other public KBS-sponsored programs. In addition, Messrs. Bren and Schreiber are executive officers of KBS Realty Advisors and its affiliates, the advisors of the private KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. As a result of their interests in other KBS programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities, on behalf of themselves and others, Messrs. Bren, Hall, McMillan, Schreiber and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us, KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS REIT III, KBS Capital Advisors, other KBS-sponsored programs and other business activities in which they are involved. In addition, KBS Capital Advisors and KBS Realty Advisors and its affiliates share many of the same real estate, management and accounting professionals. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. Furthermore, some or all of these individuals may become employees of another KBS-sponsored program in an internalization transaction or, if we internalize our advisor, may not become our employees as a result of their relationship with other KBS-sponsored programs. If this occurs, the returns on our investments, and the value of our stockholders' investment, may decline.

All of our executive officers, some of our directors and the key real estate and debt finance professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in KBS Capital Advisors and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and the key real estate and debt finance professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor and other affiliated KBS entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets and through KBS Capital Advisors and KBS Realty Advisors these persons serve as the advisor to other KBS programs, including KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT and KBS REIT III. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Further, Messrs. Bren, Hall, McMillan and Schreiber and existing and future KBS-sponsored programs and KBS-advised investors are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments. Messrs. Bren, Hall, McMillan and Schreiber have agreed to restrictions with respect to sponsoring another multi-family REIT while the KBS Legacy Partners Apartment REIT offering is ongoing. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Our board's loyalties to KBS REIT II, KBS Strategic Opportunity REIT, KBS REIT III and possibly to future KBS-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders' best interest or that result in a disproportionate benefit to another KBS-sponsored program at our expense.

All of our directors are also directors of KBS REIT II and KBS REIT III. One of our directors is also a director of KBS Strategic Opportunity REIT. The loyalties of our directors serving on the boards of KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, or possibly on the boards of future KBS-sponsored programs, may influence the judgment of our board of directors when considering issues for us that also may affect other KBS-sponsored programs, such as the following:

- We could enter into transactions with other KBS-sponsored programs, such as property sales, acquisitions or financing arrangements. Decisions of the board or the conflicts committee regarding the terms of those transactions may be influenced by the board's or committee's loyalties to such other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of a debt or equity offering could be influenced by concerns that the offering would compete with an offering of other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding the timing of property sales could be influenced by concerns that the sales would compete with those of other KBS-sponsored programs.
- A decision of the board or the conflicts committee regarding whether or when we seek to list our common shares on a national securities exchange could be influenced by concerns that such listing could adversely affect the sales efforts for other KBS-sponsored programs, depending on the price at which our shares trade.

Because our independent directors are also independent directors of KBS REIT II and KBS REIT III, they receive compensation for service on the board of KBS REIT II and KBS REIT III. Like us, KBS REIT II pays and, now that KBS REIT III has broken escrow, KBS REIT III will pay each independent director an annual retainer of $40,000 as well as compensation for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each meeting attended), (iii) $2,000 for each teleconference board meeting attended, and (iv) $2,000 for each teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended). In addition, KBS REIT II reimburses and KBS REIT III will reimburse directors for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

For the year ended December 31, 2010, the independent directors of KBS REIT II earned compensation as follows:

Independent Director	***Compensation Earned in 2010***	***Compensation Paid in 2010*** [(1)]
Hank Adler	$ 113,500 [(2)]	$103,496
Barbara Cambon	$ 120,500 [(3)]	$106,496
Stuart A. Gabriel, Ph.D	$ 113,000 [(4)]	$102,496

[(1)] Compensation Paid in 2010 includes meeting fees earned during 2009 but paid or reimbursed in 2010 as follows: Mr. Adler $5,333; Ms. Cambon $6,333; and Mr. Gabriel $5,333.

[(2)] This amount includes (i) fees earned for attendance at nine board meetings, 18 conflicts committee meetings and five audit committee meetings, (ii) the annual retainer and (iii) costs reimbursements for reasonable out-of-pocket expenses incurred in connection with attendance at meetings.

[(3)] This amount includes (i) fees earned for attendance at nine board meetings, 17 conflicts committee meetings and four audit committee meetings, (ii) the annual retainer and (iii) costs reimbursements for reasonable out-of-pocket expenses incurred in connection with attendance at meetings.

[(4)] This amount includes (i) fees earned for attendance at 10 board meetings, 18 conflicts committee meetings and five audit committee meetings, (ii) the annual retainer and (iii) costs reimbursements for reasonable out-of-pocket expenses incurred in connection with attendance at meetings.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership own our assets are majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies. Through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that most of the subsidiaries of our Operating Partnership may rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share redemption program includes numerous restrictions that limit our stockholders' ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder's death, qualifying disability (as defined in the plan) or determination of incompetence (as defined in the plan). We limit the number of shares we may redeem pursuant to the share redemption program as follows: (1) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan from the prior calendar year less amounts we deem necessary from such proceeds to fund current and future: capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; and funding obligations under our real estate loans receivable, as each may be adjusted from time to time by management, provided that if the shares are submitted for redemption in connection with a stockholder's death, "qualifying disability" or "determination of incompetence," we will honor such redemptions to the extent that all redemptions for the calendar year are less than the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. Based on budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," we have not had funds available for redemption since the April 2009 redemption date and we do not expect to have funds available for redemption in 2011. We are uncertain when and on what terms we will be able to resume ordinary redemptions. Our board may amend, suspend or terminate the share redemption program upon 30 days' notice.

Pursuant to the share redemption program, once we have established an estimated value per share of our common stock, the redemption price for all stockholders is equal to the estimated value per share. On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. Therefore, effective commencing with the December 31, 2010 redemption date, the redemption price for all stockholders is $7.32 per share. We currently expect to update our estimated value per share within 12 to 18 months of September 30, 2010 at which time the redemption price per share would also change. Because of the restrictions of our share redemption program, our stockholders may not be able to sell their shares under the program, and if stockholders are able to sell their shares, they may not recover the amount of their investment in us.

The estimated value per share of our common stock may not reflect the value that stockholders will receive for their investment.

On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. We provided this estimated value per share to assist broker-dealers that participated in our initial public offering in meeting their customer account statement reporting obligations under the National Association of Securities Dealers ("NASD") Conduct Rule 2340 (c)(2) as required by the Financial Industry Regulatory Authority ("FINRA"). The estimated value per share was based upon the recommendation and valuation of our advisor.

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets or liabilities according to U.S. generally accepted accounting principles ("GAAP"). Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- a stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange; or
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share.

Further, we can make no claim whether the estimated value per share and the methodology used to derive our value per share would or would not be acceptable to FINRA or for compliance with ERISA reporting requirements.

The estimated value per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see our Current Report on Form 8-K filed with the SEC on December 10, 2010.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets.

We expect to engage our advisor or an independent valuation firm to update the estimated value per share within 12 to 18 months of September 30, 2010.

Our investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After our investors purchase shares in our public offering, our board may elect to (1) sell additional shares in future public offerings (including through the dividend reinvestment plan), (2) issue equity interests in private offerings, (3) issue shares to our advisor, or its successors or assigns, in payment of an outstanding obligation or (4) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests after our investors purchase shares in our initial public offering, their percentage ownership interest in us will be diluted. In addition, depending upon the terms, the use of proceeds and pricing of any additional offerings and the value of our real estate investments, our investors may also experience dilution in the book value and fair value of their shares.

Payment of fees to KBS Capital Advisors and its affiliates reduces cash available for distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates performed services for us in connection with the selection and acquisition or origination of our investments and continue to perform services for us in connection with the management, leasing and disposition of our properties and the management, structuring and administration of our other investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders' investment and reduces the amount of cash available for investment or distribution to stockholders.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees expected to be paid during our listing/liquidation stage are contingent on our investors first receiving agreed-upon investment returns, affiliates of KBS Capital Advisors could also receive significant payments even without our reaching the investment-return thresholds should we ever seek to become self-managed. Due to the apparent preference of the public markets for self-managed companies, a decision to list our shares on a national securities exchange might be preceded by a decision to become self-managed. Given our advisor's familiarity with our assets and operations, if our board of directors ever did decide that we should become self-managed, then we may prefer to become self-managed by acquiring entities affiliated with our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether our stockholders enjoyed the returns on which we have conditioned other incentive compensation.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than stockholders paid for our shares. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases we may agree to make improvements to their space as part of our negotiation. If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain funding from sources other than our cash flow from operations, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investment.

Our stockholders may be more likely to sustain a loss on their investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsors have only invested $200,000 in us through the purchase of 20,000 shares of our common stock at $10 per share. Therefore, if we are successful in generating funds from operations sufficient to repay our advisor for advances made to us to pay cash distributions and expenses in excess of revenues, our sponsors will have little exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

Our properties and their performance are subject to the risks typically associated with real estate, including:

- downturns in national, regional and local economic conditions;
- competition from other office and industrial buildings;
- adverse local conditions, such as oversupply or reduction in demand for office and industrial buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- changes in the supply of or the demand for similar or competing properties in an area;
- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
- changes in tax (including real property tax laws), real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in our cash flows from operations and a decrease in the value of our investments, which would have an adverse effect on our operations, on our ability to pay distributions to our stockholders and on the value of our stockholders' investment.

If our acquisitions fail to perform as expected, cash distributions to our stockholders may decline.

Since breaking escrow in July 2006, we made acquisitions of properties and other real estate-related assets based on an underwriting analysis with respect to each asset and how the asset fits into our portfolio. If these assets do not perform as well as expected we would have less cash flow from operations available to fund distributions and investor returns may be reduced.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of our stockholders' investment. As of December 31, 2010, our portfolio was 82% occupied and we owned nine buildings containing 5.3 million rentable square feet and one master lease containing 0.5 million rentable square feet that were less than 70% occupied.

We depend on tenants for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders is dependent upon the success and economic viability of our tenants.

The success of our investments materially depends upon the financial stability of the tenants leasing the properties we own. The inability of a single major tenant or a number of smaller tenants to meet their rental obligations would lower our net income. A default by a tenant on its lease payments would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord of a property and may incur substantial costs in protecting our investment and re-letting the property. Tenants may have the right to terminate their leases upon the occurrence of certain customary events of default and, in other circumstances, may not renew their leases or, because of market conditions, may be able to renew their leases on terms that are less favorable to us than the terms of their initial leases. Further, some of the properties in which we invest may be outfitted to suit the particular needs of the tenants. We may have difficulty replacing the tenants of these properties if the outfitted space limits the types of businesses that could lease that space without major renovation. Because the market value of a property depends principally upon the value of the leases associated with such property, we may incur a loss upon the sale of a property with significant vacant space. These events could cause us to reduce the amount of distributions to stockholders. As of December 31, 2010, our real estate portfolio was 82% occupied and our bad debt reserve was less than 1% of annualized base rent. As of December 31, 2010, we had nine tenants with rent balances outstanding over 90 days.

If we are ultimately forced to relinquish our investment in the National Industrial Portfolio to the lenders, it will adversely affect our ability to pay cash distributions to our stockholders and reduce our stockholders' overall investment return.

In August 2007, we entered a joint venture with New Leaf Industrial Partners Fund, L.P. ("New Leaf") to acquire a portfolio of industrial properties (the "National Industrial Portfolio") for approximately $515.9 million plus closing costs. The joint venture, which we refer to as the National Industrial Portfolio joint venture, currently owns 23 industrial properties and holds a master lease with respect to another industrial property. We made an initial capital contribution of approximately $85.5 million in exchange for an 80% membership interest in the joint venture in 2007, and we consolidate the joint venture in our financial statements. As of December 31, 2010, there are $439.5 million of outstanding mortgage and mezzanine loans secured by the National Industrial Portfolio joint venture.

As a result of revising our cash flow projections and holding period for the National Industrial Portfolio joint venture, we determined that the estimated undiscounted cash flows during the revised holding period (including proceeds from the disposal of the investment) were not sufficient to recover the carrying value of several of the properties in the National Industrial Portfolio; therefore, we recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values. The requirement for an impairment charge resulted from a change in the estimated holding period of this investment and a change in the estimated cash flows during the holding period. Due to a decline in the operating performance of the portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following our initial investment in the National Industrial Portfolio, it is unlikely that we will be able to refinance or extend the mortgage and mezzanine loans secured by the National Industrial Portfolio upon their fully extended maturities in August 2012, and we may not meet the requirement to exercise the final loan extensions in August 2011. As a result, we may be forced to relinquish the assets to the lenders at some point prior to or concurrent with the final maturities in August 2012. In the event we relinquish the assets to the lenders, we would record a gain on extinguishment of the debt equal to the difference between the carrying amount of the debt at that time (currently $439.5 million, which includes amounts for noncontrolling interest of $87.9 million) and the carrying value of the collateral at that time (currently $320.7 million which includes amounts for noncontrolling interest of $64.1 million). If we are forced to relinquish the National Industrial Portfolio to the lenders, it will adversely affect our ability to pay cash distributions to our stockholders and reduce our stockholders' overall investment return.

Our inability to sell a property when we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investment.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders' overall return.

We have entered into joint ventures with third parties to own properties and other assets. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of our stockholders' investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Our tenants' operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

All of our properties were subject to Phase I environmental assessments at the time they were acquired. Some of the properties we have acquired are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties.

Four properties acquired as part of the National Industrial Portfolio are located on or near former military bases that have been designated as either National Priority List sites or defense clean-up sites under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). These include 1045 Sheridan, Chicopee, MA; 15 Independence Drive, Devens, MA; and 50 Independence Drive, Devens, MA. Another property that is part of the portfolio, 9410 Heinz Way, Commerce City, CO, is a former defense armaments manufacturing site that is near the Rocky Mountain Arsenal National Priority List site. Additionally, some of the properties identified below in connection with activity use limitations and underground storage tanks have residual hazardous substance contamination from former operations. CERCLA imposes joint and several liability for clean-up costs on current owners of properties with hazardous substance contamination. Purchasers of contaminated properties may mitigate the risk of being held liable for costs of clean-up and related responsibilities by conducting "all appropriate inquiry" prior to the purchase of the property and compliance with the steps necessary to obtain and maintain "bona fide purchaser" status. We believe that we have taken the steps to obtain and maintain bona fide purchaser status, but we can give no assurance that a court would agree with us if someone were to seek to hold us liable. Because identified responsible parties, including the United States Government and large defense contractors, have taken responsibility for remedial actions relative to these properties and the existing tenants at these properties are generally large companies, we do not believe that we will face material liability with respect to any of these properties. The National Industrial Portfolio is owned by the New Leaf – KBS JV, LLC, a joint venture in which we own an 80% membership interest.

In addition, we own several properties that are subject to activity use limitations ("AULs") whereby the government has placed limitations on redevelopment of the properties for certain uses, particularly residential uses. AULs are typically imposed on property that has environmental contamination in exchange for less stringent environmental clean-up standards. In view of the locations of the affected properties, the environmental characteristics of the contaminants and the characteristics of the neighborhoods, we do not believe that these AULs have a material impact on our portfolio valuation, but they could in individual cases result in a depression of the value of a property, should we resell the property for uses different from its existing uses. Properties subject to AULs include 495-515 Woburn, Tewksbury, MA; 15 Independence Drive, Devens, MA; 100 Simplex Drive, Westminster, MA; 57-59 Daniel Webster Highway, Merrimack, NH; and ADP Plaza, Portland, OR.

Some of the properties in our portfolio, particularly the warehouse and light industrial properties, had or have underground storage tanks either for space heating of the buildings, fueling motor vehicles, or industrial processes. Many of the underground storage tanks at the premises have been replaced over time. Given changing standards regarding closure of underground storage tanks and associated contamination, many of the tanks may not have been closed in compliance with current standards. Some of these properties likely have some residual petroleum or chemical contamination. Properties exhibiting these risks include 555 Taylor Road, Enfield, CT; 85 Moosup Pond Road, Plainfield, CT; 129 Concord Road, Billerica, MA (Rivertech); 111 Adams Road, Clinton, MA; 133 Jackson Avenue, Ellicott, NY; 1200 State Fair Boulevard, Geddes, NY; 3407 Walters Road, Van Buren, NY; ADP Plaza, Portland, OR; Shaffer Road and Route 255, DuBois, PA; 9700 West Gulf Bank Road, Houston, TX; and 2200 South Business 45, Corsicana, TX.

New Leaf – KBS JV, LLC purchased an environmental insurance policy from Indian Harbor Insurance Company that provides ten years of coverage for pollution legal liability and remediation legal liability, among other coverage for the National Industrial Portfolio. We believe the scope and limits of the policy are appropriate for the risks presented by our properties.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition to providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Many of our investments are in major metropolitan areas. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. The costs of obtaining terrorism insurance and any uninsured losses we may suffer as a result of terrorist attacks could reduce the returns on our investments and limit our ability to make distributions to our stockholders.

Risks Related to Real Estate-Related Investments

Our investments in real estate-related investments are subject to the risks typically associated with real estate.

Our investments in mortgage, mezzanine and other real estate loans are generally directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our taking ownership of the property. The values of the properties ultimately securing our loans may change after we acquire or originate those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in mortgage-backed securities, collateralized debt obligations and other real estate-related investments are similarly affected by real estate property values. Therefore, our real estate-related investments are subject to the risks typically associated with real estate, which are described above under the heading "—General Risks Related to Investments in Real Estate."

Our investments in mortgage, mezzanine, bridge and other real estate loans are subject to interest rate fluctuations that affect our returns as compared to market interest rates; accordingly, the value of our stockholders' investment in us is subject to fluctuations in interest rates.

With respect to our fixed rate, long-term loans, if interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to make new loans at the higher interest rate. With respect to our variable rate loans, if interest rates decrease, our revenues will also decrease. For these reasons, our returns on these loans and the value of our stockholders' investment in us is subject to fluctuations in interest rates.

The mortgage loans we invest in and the mortgage loans underlying the mortgage securities we invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Delays in liquidating defaulted mortgage loans could reduce our investment returns.

If there are defaults under our mortgage loan investments, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

The mezzanine loans in which we invest involve greater risks of loss than senior loans secured by the same properties.

We invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning (directly or indirectly) the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

The B-Notes in which we invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited.

Our investments in subordinated loans and subordinated mortgage-backed securities may be subject to losses.

We have invested in subordinated loans and subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include: environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment and we may not recover some or all of our investment.

The CMBS in which we invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS, or commercial mortgage-backed securities, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payments on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

A portion of our investments in loans and real estate-related securities may be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Certain of the real estate-related securities that we own are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we own are particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default.

Delays in restructuring or liquidating non-performing real estate securities could reduce the return on our stockholders' investment.

Real estate securities may become non-performing after acquisition for a wide variety of reasons. Such non-performing real estate investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such real estate security, replacement "takeout" financing may not be available. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including, without limitation, lender liability claims and defenses, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take up to several years or more to litigate. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. Foreclosure actions by senior lenders may substantially affect the amount that we may earn or recover from an investment.

We depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders is dependent upon the success and economic viability of such debtors.

The success of our real estate-related investments such as loans and debt and derivative securities will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses. In the event of a debtor default or bankruptcy, we may experience delays in enforcing our rights as a creditor, and such rights may be subordinated to the rights of other creditors. These events could negatively affect the cash available for distribution to our stockholders and the value of our stockholders' investment.

Prepayments can adversely affect the yields on our investments.

The yields on our debt investments may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We have entered and in the future may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII become effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be assessed until implementing rules and regulations are promulgated, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. The occurrence of any of the foregoing events may have an adverse effect on our business.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

A portion of our assets may be classified for accounting purposes as "available-for-sale." These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security below its amortized value is other-than-temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of any such investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

If our investments in the Tribeca Building, GKK Mezzanine Loan and/or the HSC Partners Joint Venture, which owns the Arden Portfolio, do not perform, we could suffer significant losses, which could cause us to lower our dividend rate and could reduce the return on our stockholders' investment.

Tribeca Loans

In 2006 and 2007, we made three investments related to the conversion of an eight-story loft building into a 10-story condominium building with 62 units (the "Tribeca Building") located at 415 Greenwich Street in New York, New York. The project was capitalized in part by a senior mortgage loan (the "Tribeca Senior Mortgage Loan"), a senior mezzanine loan (the "Senior Tribeca Mezzanine Loan"), and two junior mezzanine loans (the "First Tribeca Mezzanine Loan" and the "Second Tribeca Mezzanine Loan", collectively, the "Tribeca Junior Mezzanine Loans"). As of December 31, 2009, our outstanding investments consisted of (i) a 25% interest in the Tribeca Senior Mortgage Loan (the "Tribeca Senior Mortgage Loan Participation") and (ii) the Tribeca Junior Mezzanine Loans (collectively with the Tribeca Senior Mortgage Loan Participation, the "Tribeca Loans"). The unpaid principal balances under the Tribeca Senior Mortgage Loan Participation, the First Tribeca Mezzanine Loan, and the Second Tribeca Mezzanine Loan were $8.1 million, $15.9 million and $33.1 million, respectively, as of December 31, 2009.

The Tribeca Junior Mezzanine Loans were subordinate to the $32.3 million Tribeca Senior Mortgage Loan and a $16.2 million Senior Tribeca Mezzanine Loan. We did not own the Senior Tribeca Mezzanine Loan as of December 31, 2009.

Because of various delays in the development project and subsequent delays in sales of the condominiums, throughout 2009 we entered various amendments and modifications to the loan agreements.

On February 19, 2010, the borrowers under the Tribeca Loans defaulted and we foreclosed on this project by exercising our right to accept 100% of the ownership interest of the borrower under the Second Tribeca Mezzanine Loan pursuant to the Second Tribeca Mezzanine Loan documents. Upon taking possession of the property, we recorded the Tribeca Building and the debt assumed at their respective fair values of $90.6 million and $39.2 million. The assumed debt consisted of a 75% interest in the Tribeca Senior Mortgage Loan in the amount of $24.2 million and the Senior Tribeca Mezzanine Loan in the amount of $15.0 million. In addition, we recorded $13.3 million of other liabilities assumed in the foreclosure. In order to protect our investment in the Tribeca Building, on April 2, 2010, we purchased the Senior Tribeca Mezzanine Loan for $15.0 million. As a result of the foreclosure, we also charged-off $18.5 million of reserves for loan losses related to the Tribeca Loans during the year ended December 31, 2010. As of December 31, 2010, our investment in the Tribeca Building consisted of condos, retail space and parking spaces with a carrying value of $49.1 million. In addition, we had $0.8 million of other liabilities outstanding at December 31, 2010. During the year ended December 31, 2010, we sold 16 condominium units of the Tribeca Building and recognized a gain on sale of $2.0 million. During the year ended December 31, 2010, we recorded expenses of $3.5 million related to foreclosed real estate held for sale. As of December 31, 2010, we had repaid in full all mortgage debt on the Tribeca Building.

As of December 31, 2010, based on the total number of units available for sale, approximately 59% of the condominium units in the Tribeca Building had been sold. Further delays in the sale of condominiums and/or adverse changes to the market price for these condominiums will significantly impact the performance of our investment in the Tribeca Building. As a result of our ownership interest in this building and the related operating expenditures, we could incur significant losses on this investment, which could cause us to lower our dividend rate and could reduce the return on our stockholders' investment.

GKK Mezzanine Loan and Repurchase Agreements

As of December 31, 2010, we had two repurchase agreements totaling $270.9 million secured by our investment in the GKK Mezzanine Loan. KBS Real Estate Investment Trust, Inc. is a guarantor of these repurchase agreements. As of December 31, 2010, the outstanding principal balance of the GKK Mezzanine Loan was $458.6 million. The GKK Mezzanine Loan was used to finance a portion of Gramercy Capital Corp.'s ("Gramercy") acquisition of American Financial Realty Trust ("AFR") that closed on April 1, 2008. The borrowers under the GKK Mezzanine Loan are certain wholly owned subsidiaries of Gramercy (collectively, the "GKK Borrower"). Prior to the extensions discussed below, the maturity date of the GKK Mezzanine Loan was March 11, 2011 and the maturity dates of the repurchase agreements were March 9, 2011.

On March 11, 2011 and on March 13, 2011, we, through wholly owned subsidiaries, and the GKK Borrower entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011, respectively. These GKK extension agreements also extended the maturity dates of the mortgage loan (the "Mortgage Loan") and the junior mezzanine loan (the "Junior Mezzanine Loan") related to Gramercy's realty portfolio to April 15, 2011. We have no ownership interest in either the Mortgage Loan or the Junior Mezzanine Loan. Notwithstanding anything contained in the extension agreements to the contrary, in the event that the GKK Borrower or the borrowers under the Mortgage Loan or Junior Mezzanine Loan fail to pay invoices related to the Gramercy realty portfolio and the related assets when such invoices become due, then we, the Mortgage Loan lenders and the Junior Mezzanine Loan lenders may give notice, at our discretion, that a termination event has occurred under the extension agreements and, upon such notice, the maturity date under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan shall be deemed to have occurred. The purposes of these extension agreements with the GKK Borrower and the borrowers under the Mortgage Loan and Junior Mezzanine Loan are to consider proposals regarding long-term extensions of the loans and to explore strategic alternatives with respect to the investment. We can give no assurance as to the outcome of any of these negotiations.

On March 9, 2011 and March 13, 2011, our subsidiaries that are the borrowers under the repurchase agreements (collectively, "KBS GKK") entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK extension agreements (referenced above), to April 22, 2011. Under the terms of the extensions to the repurchase agreements, KBS GKK and the lenders generally agreed not to exercise any rights under the GKK Mezzanine Loan agreements without the others' prior written consent, except the lenders have the right to exercise our voting and consent rights (without our consent) in the event of any bankruptcy, act of insolvency or similar proceeding with respect to the GKK Borrower under the GKK Mezzanine Loan or any borrower under the Mortgage Loan or Junior Mezzanine Loan, or should any action occur with respect to which the lenders, in their sole determination, deem it necessary or advisable to avoid or otherwise address an actual or potential material adverse effect on the value of the real estate assets owned by the subsidiaries of the GKK Borrower under the GKK Mezzanine Loan. Additionally, to the extent KBS GKK or any of its affiliates acquire the equity in the GKK Borrower or any of its subsidiaries, or acquire any rights to exercise any vote or action in connection with such equity, KBS GKK agreed not to exercise such rights without the repurchase agreement lenders' prior written consent. KBS GKK further agreed that any proceeds from the GKK Mezzanine Loan, including the equity in the GKK Borrower or any of its subsidiaries, shall be delivered to the repurchase agreement lenders as additional collateral under the Repurchase Agreements.

The extensions to the repurchase agreements were granted in anticipation of negotiations during the extension period among the parties regarding possible two-year extensions of the repurchase agreements. The possible two-year extensions would be conditioned on KBS GKK paying our lenders approximately $130 million (reduced by the payments made by KBS GKK under the extensions to the repurchase agreements). A portion of these payments would be used to pay costs and expenses and the remainder of these payments would be used to repay the outstanding principal balance under the repurchase agreements. However, we can give no assurance as to the ultimate outcome of these negotiations. Even if we are able to reach an agreement with our lenders to extend the repurchase agreements for two years, there is no assurance that we will be able to raise the capital necessary to pay the repurchase agreement lenders $130 million within the time period required. If we are unable to reach an agreement during the extension period, there is no guarantee that KBS GKK will be able to repay the outstanding amounts under the repurchase agreements, refinance the outstanding balance under the repurchase agreements with other lenders or otherwise renegotiate the terms of the repurchase agreements with the current lenders.

Should KBS GKK default under the repurchase agreements, we, as guarantor of the repurchase agreements, would be obligated to satisfy all obligations of KBS GKK under the repurchase agreements. In such instance, we may be required to make cash payments, attempt to obtain additional financing and/or pledge any or all of our real estate-related assets as additional collateral under the repurchase agreements. We may also be required to surrender to the repurchase agreement lenders our investment in the GKK Mezzanine Loan, which has an outstanding principal balance of $458.6 million as of March 9, 2011 and secures the repurchase agreements. Under the terms of the guaranty, the guarantor's liability is primary, and KBS Real Estate Investment Trust, Inc. would be required to pay all amounts outstanding under the repurchase agreements. As of March 31, 2011, we do not have sufficient cash to repay the amounts outstanding under the repurchase agreements should the guaranty be called by the lenders. We may be forced to sell or surrender assets we would not otherwise wish to sell to meet the guaranty obligations.

The GKK Mezzanine Loan represents a significant investment to us that as of December 31, 2010 represented 19% of our total assets and 84% of our total investments in loans receivable, after loan loss reserves. During the year ended December 31, 2010, the GKK Mezzanine Loan provided 12% of our revenues and 67% of our interest income from loans receivable. As of December 31, 2010, we have not recorded an impairment charge related to our investment in the GKK Mezzanine Loan. Based on an analysis of the value of the assets securing the GKK Mezzanine Loan, we have concluded that our loan is fully secured by the collateral and no impairment is necessary as of December 31, 2010. We will continue to monitor the performance of the Gramercy Realty portfolio and the performance of the GKK Borrower under the terms of the GKK Mezzanine Loan. There is no assurance that we will not realize an impairment charge related to this investment in the future and it is reasonably possible that as a result of receiving additional information related to the assets securing the GKK Mezzanine Loan or a change in other facts and circumstances that an impairment may be realized. The cash flows provided by the properties securing the GKK Mezzanine Loan are currently sufficient to cover the GKK Borrower's debt service obligations should the GKK Mezzanine Loan be further extended; however, the interest rate under the GKK Mezzanine Loan is variable and will fluctuate based on changes in LIBOR. If the cash flows provided by the properties were to decrease to the extent that these cash flows were no longer sufficient to cover debt service obligations, the GKK Borrower might rely on its parent company to fund any debt service shortfalls. In the event the GKK Borrower's parent company was unable or unwilling to do so, the GKK Borrower might default under any extension to its loan.

In the event of defaults under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan (whether on the extended maturity date or a default related to a to be negotiated extension), the most junior lender could foreclose on the ownership interests of the junior borrower and either operate the properties and pay the debt service on the remaining loans, or, if the values were sufficient, sell the properties and repay the remaining loans. If the most junior lender elected not to foreclose on the ownership interests of the junior borrower, we could (subject to obtaining approval of the repurchase agreement lenders) foreclose on the membership interests of the GKK Borrowers and assume the more senior loans. Under such a scenario, we could decide to operate the properties and pay the debt service, or, if the values were sufficient, sell some or all of the properties and repay the remaining loans. In some cases, if we were to foreclose on the membership interests of the GKK Borrower, we may need to obtain the consent of third party lenders to assume the debt placed on the properties owned by the subsidiaries of the GKK Borrower. We may not have the ability or willingness to operate the properties or assume the liabilities related to the properties. If we decide to operate the properties, we would need to extend the first priority liens on the properties beyond April 15, 2011 and we would need to repay or refinance the amounts outstanding under the repurchase agreements (discussed above) or renegotiate the terms of the repurchase agreements. There is no guarantee that the senior mortgage lenders and the repurchase agreement lenders would be willing to do so.

HSC Partners Joint Venture-Arden Portfolio

In July 2007, the Arden Portfolio Mezzanine Loans (defined below), along with $860.0 million of mortgage loans and $475.0 million of additional mezzanine loans, were used to fund the acquisition of 33 multi-tenant office properties totaling 4.6 million square feet of rentable area in 60 buildings, located throughout Southern California (the "Arden Portfolio"). All of the mortgage and mezzanine loans related to the Arden Portfolio had an initial maturity of August 9, 2009. These loans provided three one-year extension options to the borrowers, subject to certain conditions.

On January 30, 2008, we purchased, through indirect wholly owned subsidiaries, participation interests in the M2-(B) and M3-(A) mezzanine loans (collectively, the "Arden Portfolio Mezzanine Loans") for approximately $144.0 million plus closing costs. The original borrowers under the Arden Portfolio Mezzanine Loans were entities affiliated with Cabi Developers ("Cabi") and are not affiliated with us or KBS Capital Advisors. On November 25, 2008, Hines Interests Limited Partnership (Hines Interests Limited Partnership and its affiliates are collectively referred to herein as "Hines") delivered notice to all Arden Portfolio lenders that it had acquired all right, title and interest in and to the borrower under the M4 Mezzanine Loan, and had thereby acquired ownership of the Arden Portfolio. On July 8, 2009, we entered into a joint venture (the "HSC Partners Joint Venture") with Hines and certain other Arden Portfolio mezzanine lenders. The HSC Partners Joint Venture indirectly owns the Arden Portfolio. We received preferred membership interests in the HSC Partners Joint Venture. In connection with the formation of the joint venture, the mezzanine borrowers were released from liability under the Arden Portfolio Mezzanine Loans.

The distribution structure of the joint venture's operating agreement is designed to substantially reflect the priority of the former lenders that entered the joint venture and the payments the former lenders would have received under the prior mezzanine loans. During the year ended December 31, 2010, we earned $7.7 million from our investment in the HSC Partners Joint Venture. We may continue receiving payments from our investment in the HSC Partners Joint Venture in the form of preferred distributions that should reflect the interest we would have received as a lender; however, there can be no assurance that we will continue to receive payments in the future and our recourse is limited should we not receive our preferred distributions. In addition, due to existing economic conditions that have adversely impacted the value of commercial real estate, the HSC Partners Joint Venture may not be able to refinance its senior mortgage loans at maturity. As a result, there may not be value in our investment upon maturity of these senior mortgage loans. The senior mortgage loans mature on August 9, 2011 but have a one-year extension option, subject to certain conditions.

Provision for Loan Losses

Our asset-specific loan loss reserve relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) in partial satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in partial satisfaction of an impaired loan are lower than the carrying value of that loan. Our portfolio-based loan loss reserve is a reserve against all of the loans in our portfolio that are not specifically reserved. It is based on estimated probabilities of both term and maturity default and estimated loss severities for the portfolio. Our $79.7 million of asset-specific loan loss reserves and $18.1 million of portfolio-based loan loss reserves as of December 31, 2010 may not be sufficient to cover losses under these loans.

If our investments in the Tribeca Building, GKK Mezzanine Loan and/or the HSC Partners Joint Venture, which owns the Arden Portfolio, do not perform, we could suffer significant losses. Such losses could cause us to lower our dividend rate and could reduce the return on our stockholders' investment.

Risks Associated with Debt Financing

We incur mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our properties and other assets. We have acquired many of our real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may incur additional mortgage debt on properties that we already own. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). We, however, can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms.

If we mortgage a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders' investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

We utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratios.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose all or part of their investment.

For more information on risks related to our borrowings, see Part I, Item 1A, "Risk Factors – General Risks Related to Investments in Real Estate – If we are ultimately forced to relinquish our investment in the National Industrial Portfolio to the lenders, it will adversely affect our ability to pay cash distributions to our stockholders and reduce our stockholders' overall investment return" and "Risk Factors – Risks Related to Real Estate Related Investments – If our investments in the Tribeca Building, GKK Mezzanine Loan and/or the HSC Partners Joint Venture, which owns the Arden Portfolio, do not perform, we could suffer significant losses, which could cause us to lower our dividend rate and could reduce the return on our stockholders' investment."

High mortgage rates or changes in underwriting standards may make it difficult for us to refinance properties, which could reduce our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we run the risk of being unable to refinance part or all of the property when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance properties, our income could be reduced. We may be unable to refinance or may only be able to partly refinance properties if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the properties. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing KBS Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We expect that we will incur additional debt in the future and increases in interest rates will increase the cost of that debt, which could reduce the cash we have available for distributions. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders' investment.

Our policies do not limit us from incurring debt until our borrowings would exceed 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets, and we may exceed this limit with the approval of the conflicts committee of our board of directors. As of December 31, 2010, our borrowings were approximately 59% and 62% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investment.

Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to our stockholders.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may avoid the 100% tax on gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders' investment.

The IRS may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain "income inclusions" with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the Internal Revenue Service will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

Legislation enacted in 2003 and modified in 2005 and 2010 generally reduces the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates to 15% (through 2012). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. For information regarding our estimated value per share, see Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities – Market Information" of this Annual Report on Form 10-K. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

Real Estate Investments

At December 31, 2010, our portfolio consisted of 63 properties and one master lease in 23 states encompassing 20.4 million rentable square feet, including properties held through a consolidated joint venture. The total cost of our real estate portfolio was $2.1 billion. Based on the carrying value of the real estate investments, the portfolio consisted of 61% commercial office properties and 39% industrial properties. At December 31, 2010, our portfolio was approximately 82% occupied and the average annualized base rent per square foot of our real estate portfolio is $9.26. The weighted-average remaining lease term of our real estate portfolio is 3.5 years. For a discussion of our real estate portfolio, see Part I, Item 1, "Business" of this annual report on Form 10-K.

Portfolio Lease Expirations

The following table reflects lease expirations of our owned properties and the property for which we own a master lease (including properties held through our consolidated joint venture) as of December 31, 2010:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (in thousands) [1]	% of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring [2]	% of Portfolio Rentable Square Feet Expiring
Month-to-Month	3	$ 417	0%	90,599	1%
2011	83	26,754	17%	3,230,264	19%
2012	63	18,638	12%	3,241,333	19%
2013	67	15,495	10%	1,215,074	7%
2014	47	21,235	14%	1,455,024	9%
2015	31	16,674	11%	2,906,780	17%
2016	14	13,008	8%	891,282	5%
2017	12	11,540	7%	645,275	4%
2018	10	7,655	5%	965,706	6%
2019	6	6,928	4%	467,769	3%
2020	4	5,652	4%	724,421	4%
Thereafter [3]	92	13,201	8%	1,138,311	6%
Total	432	$ 157,197	100%	16,971,838	100%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2010, adjusted to straight-line any future contractual rent increases from the time of our acquisition through the balance of the lease term.
(2) Includes leases related to our 459,455 square foot master lease.
(3) Represents leases expiring from 2021 through 2022.

10-K

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition. Nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of March 29, 2011, we had approximately 186.8 million shares of common stock outstanding held by a total of approximately 42,000 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

To assist the Financial Industry Regulatory Authority ("FINRA") members and their associated persons that participated in our public offering of common stock, pursuant to FINRA Conduct Rule 5110, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, we estimate the value of our common shares as $7.32 per share as of December 31, 2010. This estimated value per share is based solely on our board of directors' approval on December 2, 2010 of an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010.

The estimated value per share was based upon the recommendation and valuation of our advisor. FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, our advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of our assets or liabilities according to U.S. generally accepted accounting principles ("GAAP"). Accordingly, with respect to the estimated value per share, we can give no assurance that:

- a stockholder would be able to resell his or her shares at this estimated value;
- stockholder would ultimately realize distributions per share equal to our estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;
- our shares of common stock would trade at the estimated value per share on a national securities exchange; or
- an independent third-party appraiser or other third-party valuation firm would agree with our estimated value per share.

10-K

Further, we can make no claim whether the estimated value per share and the methodology used to derive our value per share would or would not be acceptable to FINRA or for compliance with ERISA reporting requirements.

The estimated value per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. For a full description of the methodologies used to value our assets and liabilities in connection with the calculation of the estimated value per share, see our Current Report on Form 8-K filed with the SEC on December 10, 2010.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets.

We expect to engage our advisor and/or independent valuation firm to update the estimated value per share on an annual basis, though we may wait up to 18 months to update the estimated value per share.

Distribution Information

We intend to authorize and declare distributions based on daily record dates that will be paid on a monthly basis. We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such beginning with our taxable year ending December 31, 2006. To qualify and maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

During 2009 and 2010, we declared distributions based on daily record dates for each day during the period commencing January 1, 2009 through December 31, 2010. Distributions for all record dates of a given month are paid approximately 15 days after month-end. Distributions declared during 2009 and 2010, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2010				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 23,324	$ 23,777	$ 24,231	$ 24,429	$ 95,761
Total Per Share Distribution	$ 0.129	$ 0.131	$ 0.132	$ 0.133	0.525
Annualized Rate Based on					
Purchase Price of $10.00 Per Share	5.25%	5.25%	5.25%	5.25%	5.25%

	2009				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 30,625	$ 30,904	$ 23,609	$ 23,673	$ 108,811
Total Per Share Distribution	$ 0.172	$ 0.175	$ 0.132	$ 0.133	0.612
Annualized Rate Based on					
Purchase Price of $10.00 Per Share	7.00%	7.00%	5.25%	5.25%	6.13%

The tax composition of our distributions declared for the years ended December 31, 2010 and 2009 was as follows:

	2010	2009
Ordinary Income	0%	53%
Capital Gain	4%	0%
Return of Capital	96%	47%
Total	100%	100%

Generally, we pay, and in the future expect to pay, distributions from our cash flow from operations, principal repayments on our real estate loans receivable, proceeds from asset sales and funds available under our revolving credit facility. In order that our stockholders could begin earning cash distributions, our advisor, KBS Capital Advisors, agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending August 31, 2010 exceeded the amount of our Funds from Operations (as defined in our advisory agreement) for the same period. We agreed with our advisor that our advisor would not extend the agreement to advance funds for distribution record dates after August 31, 2010. We are only obligated to reimburse our advisor for these advances if and to the extent that our cumulative Funds from Operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest accrues on the advance made by our advisor. The advisory agreement defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by us and that are related to any property, loan or other investment acquired or expected to be acquired by us and (ii) any non-operating noncash charges incurred by us, such as impairments of property or loans, any other-than-temporary impairments of marketable securities, or other similar charges. Through March 31, 2011, our advisor had advanced an aggregate of $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding. No amount has been advanced since January 2007.

In addition to the advances to us from our advisor in the amount of $1.6 million, at December 31, 2010, we have incurred but unpaid performance fees totaling $5.4 million related to our joint venture investment in the National Industrial Portfolio. The performance fee is earned by our advisor only upon our meeting certain Funds from Operations thresholds and makes our advisor's cumulative asset management fees related to our investment in the National Industrial Portfolio joint venture equal to 0.75% of the cost of the joint venture investment on an annualized basis from the date of our investment in the joint venture through the date of calculation. Our operations from the date of our investment through March 31, 2010 were sufficient to meet the Funds from Operations condition as defined in the advisory agreement; beginning in April 2010, our operations did not meet the Funds from Operations condition as defined in the advisory agreement. Although performance fees of $5.4 million have been incurred as of December 31, 2010, the advisory agreement further provides that the payment of the performance fee shall only be made after the repayment of advances from our advisor discussed above. The amount of cash available for distributions in future periods will be decreased by the repayment of the advance from our advisor and the payment of our advisor's unpaid performance fees.

During the past year, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. There have been several significant factors responsible for the changes in cash flow. A decline in the occupancy of our portfolio and increases in rental concessions given to retain tenants, which is important to the continued success of our portfolio, have resulted in lower current cash flow. Tenant specific issues, including bankruptcy and down-sizing, have placed downward pressure on our operating cash flow. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flow. Historically low LIBOR, which is used to calculate the interest due to us on certain of our debt investments, has resulted in a reduction in interest income we earn on those investments. LIBOR has fallen from a high of approximately 5.8% during 2007 to 0.3% as of December 31, 2010. The decrease in interest earned on our variable rate debt investments is offset by the decrease in interest expense incurred on our variable rate notes payable and repurchase agreements. In addition, financial difficulties of borrowers under loans we own, lower rental and occupancy rates at the properties securing loans, the expiration of interest rate floor agreements related to certain debt investments and slower sales and lower prices for condo units related to loans on which we have now foreclosed have caused cash flows to decline and/or may result in additional declines. These factors could result in decreases to distributions in future periods to preserve capital necessary to maintain our investment portfolio.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward-Looking Statements," Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets," Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations or loans receivable; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

On November 5, 2010, our board of directors declared distributions based on daily record dates for the period from January 1, 2011 through January 31, 2011, which we paid on February 15, 2011. On January 21, 2011, our board of directors declared distributions based on daily record dates for the period from February 1, 2011 through February 28, 2011, which we paid on March 15, 2011, and distributions based on daily record dates for the period from March 1, 2011 through March 31, 2011, which we expect to pay in April 2011. On March 28, 2011, our board of directors declared distributions based on daily record dates for the period from April 1, 2011 through April 30, 2011, which we expect to pay in May 2011. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods are calculated based on stockholders of record each day during these periods at a rate of $0.00143836 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 5.25% annualized rate based on a purchase price of $10.00 per share or a 7.17% annualized rate based on shares purchased under our dividend reinvestment plan at the current price per share of $7.32.

Equity Compensation Plan

We have adopted an Employee and Independent Director Incentive Stock Plan to (i) furnish incentives to individuals chosen to receive share-based awards because we consider them capable of improving our operations and increasing our profits; (ii) encourage selected persons to accept or continue employment with our advisor; and (iii) increase the interest of our independent directors in our welfare through their participation in the growth in the value of our shares of common stock. The total number of shares of common stock we have reserved for issuance under the Employee and Independent Director Incentive Stock Plan is equal to 5% of our outstanding shares at any time, but not to exceed 10,000,000 shares. No awards have been granted under the plan as of March 31, 2011. We have no timetable for the grant of any awards under the Employee and Independent Director Incentive Stock Plan, and our board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. Our Employee and Independent Director Incentive Stock Plan was approved prior to the commencement of our public offering by our board of directors and initial stockholder, KBS Capital Advisors, our advisor.

Unregistered Sales of Equity Securities

During the year ended December 31, 2010, we did not sell any equity securities that were not registered under the Securities Act of 1933.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program, as amended to date, there are several limitations on our ability to redeem shares:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), we may not redeem shares until the stockholder has held the shares for one year.
- During each calendar year, redemptions are limited to the amount of net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year less amounts we deem necessary from such proceeds to fund current and future: capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; and funding obligations under our real estate loans receivable, as each may be adjusted from time to time by management, provided that if the shares are submitted for redemption in connection with a stockholder's death, "qualifying disability" or "determination of incompetence", we will honor such redemptions to the extent that all redemptions for the calendar year are less than the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.
- During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

The only redemptions we made under the share redemption program in 2010 were those that qualified as, and met the requirements for, special redemptions under the share redemption program, i.e., all redemptions under the plan were made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." In 2010, we fulfilled all redemption requests that qualified as special redemptions under the share redemption program. On December 10, 2010, we announced that, based on 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," we do not expect to have funds available for the redemption program in 2011. Our board of directors will revisit its determination if circumstances change during the year.

In accordance with our share redemption program, once we establish an estimated value per share, the redemption price for all stockholders is equal to the estimated value per share. On November 20, 2009, our board of directors approved an estimated value per share of our common stock of $7.17 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2009. As such, the redemption price for all stockholders whose shares were eligible for redemption was $7.17 per share for redemption dates from January 2010 through November 2010. On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. Effective for the December 2010 redemption date and until the estimated value per share is updated, the redemption price for all stockholders is $7.32 per share. We currently expect to update our estimated value per share within 12 to 18 months of September 30, 2010.

During the year ended December 31, 2010, we redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed [1]	Average Price Paid Per Share	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2010	33,037	$7.17 [2]	[3]
February 2010	39,724	$7.17 [2]	[3]
March 2010	57,421	$7.17 [2]	[3]
April 2010	59,196	$7.17 [2]	[3]
May 2010	45,904	$7.17 [2]	[3]
June 2010	86,787	$7.17 [2]	[3]
July 2010	47,930	$7.17 [2]	[3]
August 2010	42,375	$7.17 [2]	[3]
September 2010	83,720	$7.17 [2]	[3]
October 2010	32,134	$7.17 [2]	[3]
November 2010	33,144	$7.17 [2]	[3]
December 2010	29,553	$7.32 [2]	[3]
Total	590,925		

[1] We announced commencement of the program on April 6, 2006 and amendments to the program on August 16, 2006 (which amendment became effective on December 14, 2006), August 1, 2007 (which amendment became effective on September 13, 2007), August 14, 2008 (which amendment became effective on September 13, 2008), March 26, 2009 (which amendment became effective on April 26, 2009) and May 13, 2009 (which amendment became effective on June 12, 2009).

[2] In accordance with our share redemption program, the redemption price for all stockholders is equal to the estimated value per share. On November 20, 2009, our board of directors approved an estimated value per share of our common stock of $7.17 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2009. As such, the redemption price for all stockholders whose shares were eligible for redemption was $7.17 per share for redemption dates from January 2010 through November 2010. On December 2, 2010, our board of directors approved an estimated value per share of our common stock of $7.32 based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding, all as of September 30, 2010. Effective for the December 2010 redemption date and until the estimated value per share is updated, the redemption price for all stockholders whose shares are eligible for redemption is $7.32 per share. We currently expect to update our estimated value per share within 12 to 18 months of September 30, 2010.

[3] We limit the dollar value of shares that may be redeemed under the program as described above.

We may amend, suspend or terminate the program upon 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

In addition to the redemptions under the share redemption program described above, during the year ended December 31, 2010, we repurchased 950 shares of our common stock at $7.17 per share for an aggregate price of $6,812.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below (in thousands, except share and per share amounts):

	As of December 31,				
	2010	2009	2008	2007	2006
Balance sheet data					
Total real estate and real estate-related investments, net	$ 2,204,198	$ 2,507,327	$ 2,807,768	$ 1,680,777	$ 228,019
Total assets	2,433,390	2,640,011	2,928,550	1,816,494	283,152
Notes payable	1,479,015	1,504,720	1,499,806	1,008,564	179,750
Total liabilities	1,548,506	1,590,650	1,605,451	1,077,179	189,127
Redeemable common stock	45,382	56,741	55,907	14,645	369
Total KBS Real Estate Investment Trust, Inc. stockholders' equity	861,838	987,833	1,255,141	706,440	93,656

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Operating data					
Total revenues	$ 244,557	$ 276,416	$ 274,201	$ 92,402	$ 5,502
Net loss attributable to common stockholders	(90,352)	(182,966)	(120,627)	(7,198)	(2,571)
Net loss per common share - basic and diluted	$ (0.50)	$ (1.03)	$ (0.81)	$ (0.15)	$ (1.37)
Other data					
Cash flows provided by operations	$ 53,388	$ 99,738	$ 115,178	$ 43,982	$ 326
Cash flows provided by (used in) investing activities	166,931	1,358	(1,340,848)	(1,498,999)	(228,418)
Cash flows (used in) provided by financing activities	(123,840)	(91,306)	1,203,972	1,473,600	276,646
Distributions declared	95,761	108,811	104,264	32,862	1,286
Distributions declared per common share [1]	0.525	0.612	0.702	0.700	0.320
Weighted-average number of common shares outstanding, basic and diluted	182,437,352	177,959,297	148,539,558	46,973,602	1,876,583
Reconciliation of funds from operations [2]					
Net loss attributable to common stockholders	$ (90,352)	$ (182,966)	$ (120,627)	$ (7,198)	$ (2,571)
Depreciation of real estate assets	42,652	40,805	32,940	13,427	1,365
Depreciation of real estate assets - discontinued operations	484	900	665	608	76
Amortization of lease-related costs	37,015	77,231	62,335	27,617	939
Amortization of lease-related costs - discontinued operations	522	1,375	1,081	1,264	158
Gain on sales of foreclosed real estate held for sale	(2,011)	-	-	-	-
Gain on sale of real estate, net	(5,646)	-	-	-	-
Noncontrolling interest - consolidated entity [3]	(3,008)	(8,183)	(6,711)	(3,231)	-
FFO	$ (20,344)	$ (70,838)	$ (30,317)	$ 32,487	$ (33)

[1] Distributions declared per common share assumes each share was issued and outstanding each day from July 18, 2006 through the last day of the period presented. Distributions for the period from July 18, 2006 through June 30, 2009 are based on daily record dates and calculated at a rate of $0.0019178 per share per day. Distributions for the period from July 1, 2009 through December 31, 2010 are based on daily record dates and calculated at a rate of $0.00143836 per share per day.

[2] We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and among other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts' ("NAREIT") definition. Our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

[3] Relates to our consolidated joint venture. The noncontrolling interest holder's share of our consolidated venture's real estate depreciation was $1.8 million, $2.0 million, $2.0 million and $0.7 million, respectively, in 2010, 2009, 2008 and 2007. Its share of amortization of lease-related costs was $1.2 million, $6.2 million, $4.7 million and $2.5 million, respectively, in 2010, 2009, 2008 and 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto. Also see "Forward-Looking Statements" preceding Part I and Part I, Item 1A, "Risk Factors."

Overview

We are a Maryland corporation that was formed on June 13, 2005 to invest in a diverse portfolio of real estate properties and real estate-related investments. We have elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2006 and we intend to operate in such a manner. We own substantially all of our assets and conduct our operations through our Operating Partnership, of which we are the sole general partner. Subject to certain restrictions and limitations, our business is managed by KBS Capital Advisors LLC ("KBS Capital Advisors"), our external advisor, pursuant to an advisory agreement. Our advisor owns 20,000 shares of our common stock. We have no paid employees.

On January 27, 2006, we launched our initial public offering of up to 200,000,000 shares of common stock in our primary offering and 80,000,000 shares of common stock under our dividend reinvestment plan. We ceased offering shares of common stock in our primary offering on May 30, 2008. We continue to issue shares of common stock under our dividend reinvestment plan. We sold 171,109,494 shares in our primary offering for gross offering proceeds of $1.7 billion and, as of December 31, 2010, we had sold 20,240,652 shares under our dividend reinvestment plan for gross offering proceeds of $176.1 million.

As of December 31, 2010, we owned 63 real estate properties, one master lease, 12 real estate loans receivable, two investments in securities directly or indirectly backed by commercial mortgage loans, and a preferred membership interest in a real estate joint venture. Also, as of December 31, 2010, we owned a 10-story condominium building with 62 units acquired through foreclosure, of which 11 condominium units, two retail spaces and parking spaces were held for sale.

Our focus in 2011 is to manage our existing portfolio. To the extent we receive proceeds from the repayment of real estate-related investments or the sale of a property in 2011, we expect to retain these funds for liquidity purposes, but may use a portion of the funds to make additional investments or to pay distributions to our stockholders.

Market Outlook – Real Estate and Real Estate Finance Markets

During the past three years, significant and widespread concerns about credit risk and access to capital have been present in the national and global financial markets. Economies throughout the world have experienced increased unemployment and sagging consumer confidence due to a downturn in economic activity. Despite improved stock market performance and positive economic indicators, a lack of job creation, low consumer confidence and a growing federal budget deficit temper the positive indicators. Amid signs of recovery in the economic and financial markets, concerns remain regarding job growth, wage stagnation, credit restrictions and increased taxation. Over the past several months, the U.S. commercial real estate industry has experienced a slow-down in the deterioration of fundamental benchmarks. However, the general economic conditions continue to create a highly competitive leasing environment which impacts our investments in real estate properties, as well as the collateral securing a majority of our real estate-related investments. If these challenging economic conditions persist or if recovery is slower than expected, our liquidity and financial condition (as well as the liquidity and financial condition of our tenants and borrowers) may be adversely affected. For further discussion of current market conditions, see Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets."

Impact on Our Real Estate Investments

These market conditions have and will likely continue to have a significant impact on our real estate investments. In addition, these market conditions have impacted our tenants' businesses, which makes it more difficult for them to meet current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Increases in rental concessions given to retain tenants and maintain our occupancy level, which is vital to the continued success of our portfolio, has resulted in lower current cash flow. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flows. Historically low interest rates have helped offset some of the impact of these decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates may not remain at these historically low levels for the remaining life of many of our investments.

Impact on Our Real Estate-Related Investments

Nearly all of our real estate-related investments are either directly secured by commercial real estate (e.g., first trust deeds or mortgages) or secured by ownership interests in entities that directly or indirectly own and operate real estate (e.g., mezzanine loans). As a result, our real estate-related investments in general have been impacted by the same factors impacting our real estate investments. In particular, our investments in mezzanine loans and B-Notes have been impacted to a greater degree as current valuations for buildings directly or indirectly securing our investment positions have likely decreased from the date of our acquisition or origination of these investments. In such instances, the borrowers may not be able to refinance their debt to us or sell the collateral at a price sufficient to repay our note balances in full when they become due. In addition, current economic conditions have impacted the performance of collateral directly or indirectly securing our loan investments, and therefore, have impacted the ability of some borrowers under our loans to make contractual interest payments to us. For the year ended December 31, 2010, we recorded a provision for loan losses of $11.0 million, which was comprised of $16.9 million calculated on an asset-specific basis, offset by a reduction of $5.9 million to our portfolio-based reserve.

Assuming our real estate-related loans are fully extended under the terms of the respective loan agreements, and excluding our loan investments with asset-specific loan loss reserves and loans under which we have foreclosed or otherwise taken title to the property subsequent to December 31, 2010, we have investments with book values totaling $561.7 million maturing within the next 12 months. For additional information, see the discussion of our investment in the GKK Mezzanine Loan below under " — Contractual Commitments and Contingencies." We have variable rate real estate-related investments with book values (excluding asset-specific loan loss reserves) of $491.3 million and fixed rate real estate-related investments with book values (excluding asset-specific loan loss reserves) of $152.7 million.

Impact on Our Financing Activities

In light of the risks associated with declining operating cash flows on our properties and the properties underlying the collateral for our repurchase agreements, and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes and repurchase agreements at maturity or may not be able to refinance our obligations at terms as favorable as the terms of our existing indebtedness. Although we believe we will meet or otherwise be permitted to extend the maturity of our current loan agreements, we can give no assurance in this regard. Assuming our notes payable and repurchase agreements are fully extended under the terms of the respective loan agreements, we have $310.6 million of debt obligations maturing during the 12 months ending December 31, 2011. For additional information, see the discussion of our repurchase agreements related to the GKK Mezzanine Loan below under "— Contractual Commitments and Contingencies." We have a total of $557.5 million of fixed rate notes payable and $921.5 million of variable rate notes payable and repurchase agreements; of the $921.5 million of variable rate notes payable and repurchase agreements, $164.7 million are effectively fixed through interest rate swaps and $439.5 million are subject to interest rate caps.

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are for the payment of operating expenses, capital expenditures, general and administrative expenses, substantial pay down of debt obligations in order to refinance loans with near term maturities and distributions to stockholders. To date, we have had six primary sources of capital for meeting our cash requirements:

- Proceeds from our initial public offering, which closed in 2008;
- Proceeds from common stock issued under our dividend reinvestment plan;
- Cash flow generated by our real estate operations and real estate-related investments;
- Proceeds from the sales of real estate;
- Principal repayments on our real estate loans receivable; and
- Debt financings, including mortgage loans, repurchase agreements and credit facilities.

We ceased offering shares of common stock in our primary offering on May 30, 2008 and continue to issue shares under our dividend reinvestment plan. To date, we have invested the proceeds from our initial public offering and do not currently plan to acquire or originate more real estate or real estate-related assets. We intend to use our cash on hand, cash flow generated by our real estate operations and real estate-related investments, funds available under our credit facility, proceeds from our dividend reinvestment plan, proceeds from asset sales and principal repayments on our real estate loans receivable as our primary sources of immediate and long-term liquidity.

We expect to use a significant portion of our cash flows from operations and principal repayments on our real estate loans receivable and/or proceeds from asset sales to pay dividends. Our investments in real estate generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, debt service payments and corporate general and administrative expenses. Cash flows from operations from real estate investments is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2010, our real estate portfolio was 82% occupied and our bad debt reserve was less than 1% of annualized base rent. As of December 31, 2010, we had nine tenants with rent balances outstanding for over 90 days. Our real estate-related investments generate cash flow in the form of interest income, which is reduced by loan servicing fees. Cash flows from operations from our real estate-related investments is primarily dependent on the operating performance of the underlying collateral and the borrowers' ability to make their debt service payments. As of December 31, 2010, three of the 11 borrowers under our real estate loans receivable were delinquent. As a result of these factors and the factors discussed in Part I, Item 1, "Business — Market Outlook — Real Estate and Real Estate Finance Markets," we may experience declines in future cash flows from real estate and real estate-related investments and we expect an increased need for capital to cover leasing costs and capital improvements needed to maximize the performance of our assets.

We depend on the proceeds from our dividend reinvestment plan for general corporate purposes, including capital expenditures on our real estate investments, tenant improvement costs and leasing costs related to our investments in real estate properties; reserves required by financings of our investments in real estate properties; funding obligations under our real estate loans receivable; the repayment of debt; and the repurchase of shares under our share redemption program. During the second half of 2009 and throughout 2010, the participation in our dividend reinvestment plan decreased in comparison to 2008. Further reductions in participation under the dividend reinvestment plan could adversely impact our ability to meet our capital needs. Based on our 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," we have announced that we do not expect to have funds available for the share redemption program in 2011.

For the year ended December 31, 2010, we met our operating cash needs with cash flow generated by our real estate and real estate-related investments, cash on hand, the sale of real estate and repayments of real estate loans receivable. We believe that our cash flow from operations, expected proceeds from our dividend reinvestment plan, principal repayments on our real estate loans receivable, potential proceeds from the sale of assets and availability under our revolving credit facility will be sufficient to meet our liquidity needs for the upcoming year. For additional information regarding our cash needs during 2011, see the discussion of our repurchase agreements secured by our investment in the GKK Mezzanine Loan and the mortgage and mezzanine loans secured by our consolidated investment in the National Industrial Portfolio joint venture below under "— Contractual Commitments and Contingencies."

Cash Flows from Operating Activities

As of December 31, 2010, we owned 63 real estate properties, one master lease, 12 real estate loans receivable, two investments in securities directly or indirectly backed by commercial mortgage loans, and a preferred membership interest in a real estate joint venture. During the year ended December 31, 2010, net cash provided by operating activities was $53.4 million, compared to $99.7 million of net cash provided by operating activities during the year ended December 31, 2009. Net cash from operations decreased in 2010 primarily as a result of a $13.1 million decrease in contractual interest income from our non-performing real estate loans receivable and payoff of a note receivable and a decrease of $17.7 million in rental income and tenant reimbursements due to a combination of lower occupancy, increased lease concessions, reduced rental rates and the sale of two real estate properties.

Cash Flows from Investing Activities

Net cash provided by investing activities was $166.9 million for the year ended December 31, 2010. The sources and uses of cash from investing activities were as follows:

- $71.1 million of cash provided from the sale of real estate;
- $70.8 million of cash provided by principal repayments on real estate loans receivable;
- $44.8 million of cash provided from the sale of foreclosed real estate held for sale;
- $20.8 million of cash used for additions to real estate;
- $4.1 million of cash provided from the foreclosure of a real estate loan receivable;
- $4.1 million of cash used for advances on real estate loans receivable;
- $3.5 million of cash provided by extension fees related to real estate loans receivables; and
- $2.5 million of cash used to increase the restricted cash held to pay for future additions to real estate per the terms of a loan agreement.

Cash Flows from Financing Activities

Net cash used in financing activities was $123.8 million for the year ended December 31, 2010. The significant uses of cash for financing activities were as follows:

- $66.1 million of net cash used for repayment of debt and other financings as a result of $107.9 million of principal payments on notes payable and repurchase agreements and $1.2 million of payments for related financing costs, partially offset by proceeds from notes payable of $43.0 million;
- $49.0 million of net cash used for distributions, after giving effect to dividends reinvested by stockholders of $46.5 million;
- $4.2 million of cash used for redemptions of common stock and $1.2 million of cash used for payments of commissions on stock sales; and
- $3.2 million of distributions paid to the noncontrolling interest holder of our joint venture investment in the National Industrial Portfolio.

Contractual Commitments and Contingencies

In order to execute our investment strategy, we utilized mortgage, mezzanine and repurchase financings to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest rate risk, are properly balanced with the benefits of maintaining such leverage. Assuming our notes payable and repurchase agreements are fully extended under the terms of the respective loan agreements, we have $310.6 million of debt maturing during the 12 months ending December 31, 2011. Although we believe that we will meet or otherwise be permitted to extend the terms of our current loan agreements, we can give no assurance that we will meet or otherwise be permitted to extend these loans. We have a total of $557.5 million of fixed rate notes payable and $921.5 million of variable rate notes payable and repurchase agreements; of the $921.5 million of variable rate notes payable and repurchase agreements, interest rates on $164.7 million of these notes were effectively fixed through interest rate swaps and interest rates on $439.5 million of these notes were subject to interest rate caps. In addition, we have variable rate loans receivable with total aggregate outstanding principal balances of $493.6 million that, when interest rate indices such as LIBOR increase, provide income to partially offset increases in interest expense on variable rate debt. As discussed above, during the last three years, the global capital markets have experienced significant dislocations and liquidity disruptions that have caused the credit spreads of debt to fluctuate considerably and caused significant volatility in interest rates, including LIBOR. We have a total of $756.8 million of variable rate notes payable and repurchase agreements not subject to interest rate swaps that are impacted by fluctuations in interest rates, which fluctuations may be partially offset by interest rate caps in place on $439.5 million of notes payable. While LIBOR currently stands at historically low levels, future volatility in LIBOR may result in the use of increased capital resources to meet our debt obligations.

As of December 31, 2010, we had two repurchase agreements totaling $270.9 million secured by our investment in the GKK Mezzanine Loan. KBS Real Estate Investment Trust, Inc. is a guarantor of these repurchase agreements. As of December 31, 2010, the outstanding principal balance of the GKK Mezzanine Loan was $458.6 million. The GKK Mezzanine Loan was used to finance a portion of Gramercy Capital Corp.'s ("Gramercy") acquisition of American Financial Realty Trust ("AFR") that closed on April 1, 2008. The borrowers under the GKK Mezzanine Loan are certain wholly owned subsidiaries of Gramercy (collectively, the "GKK Borrower"). Prior to the extensions discussed below, the maturity date of the GKK Mezzanine Loan was March 11, 2011 and the maturity dates of the repurchase agreements were March 9, 2011.

On March 11, 2011 and on March 13, 2011, we, through wholly owned subsidiaries, and the GKK Borrower entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011, respectively. These extension agreements also extended the maturity dates of the mortgage loan (the "Mortgage Loan") and the junior mezzanine loan (the "Junior Mezzanine Loan") related to Gramercy's realty portfolio to April 15, 2011. We have no ownership interest in either the Mortgage Loan or the Junior Mezzanine Loan. As part of the GKK extension agreements, Gramercy agreed to pay $3.5 million in the aggregate on March 14, 2011 for amounts that may be due and payable by it under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan and for costs and expenses the GKK Borrower or the borrowers under the Mortgage Loan or Junior Mezzanine Loan are otherwise responsible to pay. The extension agreements provide that as of March 12, 2011 interest will accrue on the mezzanine loan at a rate equal to the greater of the Prime Rate plus 1% or one-month LIBOR plus 9.2%. Notwithstanding anything contained in the extension agreements to the contrary, in the event that the GKK Borrower or the borrowers under the Mortgage Loan or Junior Mezzanine Loan fail to pay invoices related to the Gramercy realty portfolio and the related assets when such invoices become due, then we, the Mortgage Loan lenders and the Junior Mezzanine Loan lenders may give notice, at our discretion, that a termination event has occurred under the extension agreements and, upon such notice, the maturity date under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan shall be deemed to have occurred. The purposes of these extension agreements with the GKK Borrower and the borrowers under the Mortgage Loan and Junior Mezzanine Loan are to consider proposals regarding long-term extensions of the loans and to explore strategic alternatives with respect to the investment. We can give no assurance as to the outcome of any of these negotiations.

On March 9, 2011 and March 13, 2011, our subsidiaries that are the borrowers under the repurchase agreements (collectively, "KBS GKK") entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK extension agreements (referenced above), to April 22, 2011. As part of the extensions of the repurchase agreements, we paid $5.0 million in the aggregate to the repurchase agreement lenders and paid an additional $5.0 million in the aggregate to the repurchase agreement lenders on March 22, 2011. Of the initial $5.0 million paid to the lenders, approximately $4.1 million will be used for the reduction of the principal balance under the repurchase agreements. Under the terms of the extensions to the repurchase agreements, KBS GKK and the lenders generally agreed not to exercise any rights under the GKK Mezzanine Loan agreements without the others' prior written consent, except the lenders have the right to exercise our voting and consent rights (without our consent) in the event of any bankruptcy, act of insolvency or similar proceeding with respect to the GKK Borrower under the GKK Mezzanine Loan or any borrower under the Mortgage Loan or Junior Mezzanine Loan, or should any action occur with respect to which the lenders, in their sole determination, deem it necessary or advisable to avoid or otherwise address an actual or potential material adverse effect on the value of the real estate assets owned by the subsidiaries of the GKK Borrower under the GKK Mezzanine Loan. Additionally, to the extent KBS GKK or any of its affiliates acquire the equity in the GKK Borrower or any of its subsidiaries, or acquire any rights to exercise any vote or action in connection with such equity, KBS GKK agreed not to exercise such rights without the repurchase agreement lenders' prior written consent. KBS GKK further agreed that any proceeds from the GKK Mezzanine Loan, including the equity in the GKK Borrower or any of its subsidiaries, shall be delivered to the repurchase agreement lenders as additional collateral under the repurchase agreements. From and after March 9, 2011, certain amounts owed by KBS GKK to the lenders under the repurchase agreements will accrue interest at an annual rate equal to the Federal Funds Rate plus 450 basis points. KBS GKK will pay to the lenders all amounts received by KBS GKK under the GKK Mezzanine Loan in excess of interest payments.

The extensions to the repurchase agreements were granted in anticipation of negotiations during the extension period among the parties regarding possible two-year extensions of the repurchase agreements. The possible two-year extensions would be conditioned on KBS GKK paying our lenders approximately $130 million (reduced by the payments made by KBS GKK under the extensions to the repurchase agreements). A portion of these payments would be used to pay costs and expenses and the remainder of these payments would be used to repay the outstanding principal balance under the repurchase agreements. However, we can give no assurance as to the ultimate outcome of these negotiations. Even if we are able to reach an agreement with our lenders to extend the repurchase agreements for two years, there is no assurance that we will be able to raise the capital necessary to pay the repurchase agreement lenders $130 million within the time period required. If we are unable to reach an agreement during the extension period, there is no guarantee that KBS GKK will be able to repay the outstanding amounts under the repurchase agreements, refinance the outstanding balance under the repurchase agreements with other lenders or otherwise renegotiate the terms of the repurchase agreements with the current lenders.

Should KBS GKK default under the repurchase agreements, we, as guarantor of the repurchase agreements, would be obligated to satisfy all obligations of KBS GKK under the repurchase agreements. In such instance, we may be required to make cash payments, attempt to obtain additional financing and/or pledge any or all of our real estate-related assets as additional collateral under the repurchase agreements. We may also be required to surrender to the repurchase agreement lenders our investment in the GKK Mezzanine Loan, which has an outstanding principal balance of $458.6 million as of March 9, 2011 and secures the repurchase agreements. Under the terms of the guaranty, the guarantor's liability is primary, and KBS Real Estate Investment Trust, Inc. would be required to pay all amounts outstanding under the repurchase agreements. As of March 31, 2011, we do not have sufficient cash to repay the amounts outstanding under the repurchase agreements should the guaranty be called by the lenders. We may be forced to sell assets we would not otherwise wish to sell to meet the guaranty obligations; however, there can be no assurance that we would be able to liquidate assets to satisfy the guaranty.

The GKK Mezzanine Loan represents a significant investment to us that as of December 31, 2010 represented 19% of our total assets and 84% of our total investments in loans receivable, after loan loss reserves. During the year ended December 31, 2010, the GKK Mezzanine Loan provided 12% of our revenues and 67% of our interest income from loans receivable. As of December 31, 2010, we have not recorded an impairment charge related to our investment in the GKK Mezzanine Loan. Based on an analysis of the value of the assets securing the GKK Mezzanine Loan, we have concluded that our loan is fully secured by the collateral and no impairment is necessary as of December 31, 2010. We will continue to monitor the performance of the Gramercy Realty portfolio and the performance of the GKK Borrower under the terms of the GKK Mezzanine Loan. There is no assurance that we will not realize an impairment charge related to this investment in the future and it is reasonably possible that as a result of receiving additional information related to the assets securing the GKK Mezzanine Loan or a change in other facts and circumstances that an impairment may be realized. The cash flows provided by the properties securing the GKK Mezzanine Loan are currently sufficient to cover the GKK Borrower's debt service obligations should the GKK Mezzanine Loan be further extended; however, the interest rate under the GKK Mezzanine Loan is variable and will fluctuate based on changes in LIBOR. If the cash flows provided by the properties were to decrease to the extent that these cash flows were no longer sufficient to cover debt service obligations, the GKK Borrower might rely on its parent company to fund any debt service shortfalls. In the event the GKK Borrower's parent company was unable or unwilling to do so, the GKK Borrower might default under any extension to its loan.

In the event of defaults under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan (whether on the extended maturity date or a default related to a to be negotiated extension), the most junior lender could foreclose on the ownership interests of the junior borrower and either operate the properties and pay the debt service on the remaining loans, or, if the values were sufficient, sell the properties and repay the remaining loans. If the most junior lender elected not to foreclose on the ownership interests of the junior borrower, we could (subject to obtaining approval of the repurchase agreement lenders) foreclose on the membership interests of the GKK Borrowers and assume the more senior loans. Under such a scenario, we could decide to operate the properties and pay the debt service, or, if the values were sufficient, sell some or all of the properties and repay the remaining loans. In some cases, if we were to foreclose on the membership interests of the GKK Borrower, we may need to obtain the consent of third party lenders to assume the debt placed on the properties owned by the subsidiaries of the GKK Borrower. We may not have the ability or willingness to operate the properties or assume the liabilities related to the properties. If we decide to operate the properties, we would need to extend the first priority liens on the properties beyond April 15, 2011 and we would need to repay or refinance the amounts outstanding under the repurchase agreements (discussed above) or renegotiate the terms of the repurchase agreements. There is no guarantee that the senior mortgage lenders and the repurchase agreement lenders would be willing to do so.

As of December 31, 2010, we had $439.5 million of mortgage and mezzanine loans secured by our consolidated investment in the National Industrial Portfolio joint venture. Due to a decline in the operating performance of the National Industrial Portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following our initial investment in the National Industrial Portfolio, it is unlikely that the we will be able to refinance or extend the mortgage and mezzanine loans secured by the National Industrial Portfolio joint venture upon their fully-extended maturities in August 2012, and we may not meet the requirement to exercise the final loan extensions in August 2011. As a result, we may be forced to relinquish the assets to the lenders at some point prior to or concurrent with the final maturities in August 2012.

In addition to using our capital resources to meet our debt service obligations, for capital expenditures and for operating costs, we use our capital resources to make certain payments to our advisor and the dealer manager. We pay our advisor fees in connection with the management and disposition of our assets and for certain costs incurred by our advisor in providing services to us. We may also pay the dealer manager selling commissions of up to 3% of gross offering proceeds in connection with eligible sales under the dividend reinvestment plan and to the extent permitted under state securities laws. We will also continue to reimburse our advisor and the dealer manager for certain offering costs related to our dividend reinvestment plan.

As of December 31, 2010, we have $151.9 million of cash and cash equivalents and up to $29.5 million available under our revolving credit facility primarily to meet our operational and capital needs. To the extent not used for operations and capital needs, these amounts would be available to meet the requirements of the commitments discussed above.

As of December 31, 2010, our borrowings were approximately 59% and 62% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets, respectively.

The following is a summary of our contractual obligations as of December 31, 2010 (in thousands):

	Payments Due During the Years Ending December 31,				
Contractual Obligations	Total	2011	2012-2013	2014-2015	Thereafter
Outstanding debt obligations [1]	$ 1,479,015	$ 852,632	$ 377,241	$ 186,942	$ 62,200
Interest payments on outstanding debt obligations [2]	$ 99,232	$ 41,440	$ 44,162	$ 10,815	$ 2,815
Outstanding funding obligations under real estate loans receivable	$ 5,864	$ 5,864	$ -	$ -	$ -
Other obligations [3]	$ 6,995	[3]	[3]	[3]	[3]

[1] Amounts include principal payments under notes payable and repurchase agreements based on maturity dates of debt obligations as of December 31, 2010.

[2] Projected interest payments are based on the outstanding principal amounts and weighted-average interest rates at December 31, 2010, adjusted for the impact of interest rate caps and swap agreements. We incurred interest expense of $55.0 million, excluding amortization of deferred financing costs totaling $2.4 million, during the year ended December 31, 2010.

[3] Represents the $1.6 million of outstanding advances from our advisor and $5.4 million of incurred but unpaid performance fees as of December 31, 2010. These amounts do not have a fixed payment date, but they may be repaid in any future year depending on our financial condition.

Other Obligations

We have a contingent liability with respect to advances to us from our advisor in the amount of $1.6 million for the payment of distributions and to cover expenses, excluding depreciation and amortization, in excess of our revenues. Pursuant to the advisory agreement with KBS Capital Advisors, we are only obligated to reimburse our advisor for these advances if and to the extent that our cumulative Funds from Operations (as defined below) for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest accrues on the advance made by our advisor. The advisory agreement defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by us and that are related to any property, loan or other investment acquired or expected to be acquired by us and (ii) any non-operating noncash charges incurred by us, such as impairments of property or loans, any other-than-temporary impairments of real estate securities, or other similar charges.

In addition to the advances to us from our advisor in the amount of $1.6 million, at December 31, 2010, we have incurred but unpaid performance fees totaling $5.4 million related to our joint venture investment in the National Industrial Portfolio. The performance fee is earned by our advisor upon our meeting certain Funds from Operations thresholds and makes our advisor's cumulative asset management fees related to our investment in the National Industrial Portfolio joint venture equal to 0.75% of the cost of the joint venture investment on an annualized basis from the date of our investment in the joint venture through the date of calculation. Our operations from the date of our investment through March 31, 2010 were sufficient to meet the Funds from Operations condition as defined in the advisory agreement; beginning in April 2010, our operations did not meet the Funds from Operations condition as defined in the advisory agreement. Although performance fees of $5.4 million have been incurred as of December 31, 2010, the advisory agreement further provides that the payment of the performance fee shall only be made after the repayment of advances from our advisor discussed above. The amount of cash available for distributions in future periods will be decreased by the repayment of the advance from our advisor and the payment of our advisor's unpaid performance fees.

Results of Operations

Overview

As of December 31, 2009, we owned 65 real estate properties, one master lease, 17 real estate loans receivable (seven of which were impaired), two investments in securities directly or indirectly backed by commercial mortgage loans, and a preferred membership interest in a real estate joint venture. As of December 31, 2010, we had foreclosed on two properties underlying impaired loan investments, impaired one additional real estate loan receivable and received proceeds from a loan receivable pay-off. During 2010, we recognized an impairment charge on real estate related to 17 properties within the National Industrial Portfolio joint venture. We also sold one office property and one industrial property in June 2010 and October 2010, respectively, and accordingly, we classified both properties as discontinued operations for all periods presented in our consolidated financial statements. In addition, we have experienced a decline in the occupancy of our real estate properties from 90% as of December 31, 2009 to 82% as December 31, 2010. Our results of operations were affected by these factors during year ended December 31, 2010 and 2009 as discussed below.

Comparison of the year ended December 31, 2010 versus year ended December 31, 2009

The following table provides summary information about our results of operations for the years ended December 31, 2010 and 2009 (dollar amounts in thousands):

	For the Year Ended December 31,		Increase	Percentage
	2010	2009	(Decrease)	Change
Rental income	$ 166,587	$ 177,349	$ (10,762)	(6%)
Tenant reimbursements	29,405	36,295	(6,890)	(19%)
Interest income from real estate loans receivable	42,321	56,161	(13,840)	(25%)
Interest income from real estate securities	3,090	3,507	(417)	(12%)
Parking revenues and other operating income	3,154	3,104	50	2%
Property operating, maintenance, and management costs	45,415	47,549	(2,134)	(4%)
Real estate taxes, property-related taxes, and insurance	28,479	27,186	1,293	5%
Asset management fees to affiliate	19,220	21,812	(2,592)	(12%)
General and administrative expenses	8,382	7,623	759	10%
Depreciation and amortization expense	79,667	118,036	(38,369)	(33%)
Interest expense	58,174	59,887	(1,713)	(3%)
Impairment charge on real estate	123,453	-	123,453	100%
Provision for loan losses	11,046	178,813	(167,767)	(94%)
Other-than-temporary impairment of real estate securities	-	5,067	(5,067)	(100%)
Gain on sale of foreclosed real estate held for sale	2,011	-	2,011	100%
Income from unconsolidated joint venture	7,701	4,038	3,663	91%
Other interest income	191	207	(16)	(8%)
Loss on derivative instruments	-	(8)	8	(100%)
Gain on sale of real estate, net	5,646	-	5,646	100%

The $10.8 million decrease in rental income primarily relates to lower occupancy, a net decrease in amortization of below-market in-place leases and lower rental rates and high lease concessions for new and renewing tenants and as a result of lease renewals, partially offset by an increase in lease termination fees. Our rental income will vary in large part based on the occupancy rates and rental rates of the properties in our portfolio. Occupancy decreased from 90% at December 31, 2009 to 82% at December 31, 2010. While we would generally expect rental income to increase over the long-term, the current economic conditions could result in lower occupancy and/or rental rates and a corresponding decrease in rental income, especially in the short-term.

The $6.9 million decrease in tenant reimbursements was primarily due to lower occupancy (as a result of tenants vacating or tenants reducing leased space), lower recovery of operating expenses caused by the reset of tenant base years (as a result of new tenants and lease renewals) and lower reimbursable utility expenses and property taxes for certain properties. Our tenant reimbursements will vary based on several factors, including the occupancy rate of the buildings, changes in base year terms, and changes in reimbursable operating expenses. While we generally expect tenant reimbursements to increase over the long-term, the current economic conditions could result in lower occupancy rates and increased tenant turnover and lease renewals resulting in lower tenant reimbursements, especially in the short-term. Generally, as new leases are negotiated, the base year resets to operating expenses incurred in the year the lease is signed and the tenant generally only reimburses operating expenses to the extent and by the amount that their allocable share of the building's operating expenses in future years increases from their base year. As a result, as new leases are executed, tenant reimbursements would generally decrease. Rental income may or may not change by amounts corresponding to changes in tenant reimbursements due to new leases.

The $13.8 million decrease in interest income from loans receivable was primarily due to the following:

- A decrease of $6.9 million related to the Arden Portfolio Mezzanine Loans was due to the fact that we released the borrowers under this investment from liability and received preferred membership interests in a joint venture that indirectly owns the properties that had served as collateral for the loans on July 8, 2009; revenues generated by this investment are now recognized as income from unconsolidated joint venture, discussed below.
- A decrease of $2.6 million related to the 18301 Von Karman Loans consisted of a decrease of $2.2 million in contractual interest income and a decrease of $0.4 million in amortization of purchase discounts. We gained control of the property securing the 18301 Von Karman Loans on October 6, 2009 as a result of receiving a deed-in-lieu of foreclosure; revenues generated and expenses incurred by this investment were recognized in our real estate operations until we sold the property on June 30, 2010.
- A decrease of $2.1 million related to the 55 East Monroe Mezzanine Loan Origination was a result of the pay-off of the loan on September 9, 2010.
- A decrease of $1.9 million related to the Tribeca Loans was a result of ceasing recognition of revenue on the First and Second Tribeca Mezzanine Loans during the second quarter of 2009. In addition, the borrowers under the Tribeca Loans defaulted and we foreclosed on the project on February 19, 2010.
- A decrease of $1.2 million, of which $0.6 million related to the restructuring of the Sandmar Mezzanine Loan during the third quarter of 2009 and another $0.6 million related to the Artisan Multifamily Portfolio Mezzanine Loan as a result of the borrower ceasing to make payments during the third quarter of 2010. Subsequent to December 31, 2010, the first mortgage lender foreclosed on the properties secured by the Artisan Multifamily Mezzanine Loan.
- A net increase of $1.2 million related to the GKK Mezzanine Loan was primarily due to the amortization of the fee paid by the borrower to extend this loan to March 2011, partially offset by a decrease in interest income due to the $12.8 million decrease in the principal balance from December 31, 2009 to December 31, 2010 due to principal pay downs on the loan from partial sales of the underlying collateral.
- A decrease of $0.7 million related to the 2600 Michelson Mezzanine Loan consisted of a decrease of $0.6 million in contractual interest income due to the impairment of this loan in the second quarter of 2009 and a decrease of $0.1 million in amortization of purchase discount.
- A decrease of $0.1 million related to the 200 Professional Drive Loan Origination was a result of ceasing recognition of revenue during the first quarter of 2009. In December 2010, we foreclosed on the 200 Professional Drive Loan Origination and received $4.1 million upon the sale of the property.
- An increase of $0.3 million related to the 11 South LaSalle Loan was due to an increase in the principal balance of $3.6 million from December 31, 2009 to December 31, 2010.

Interest income from real estate loans receivable in future periods compared to historical periods will be impacted by fluctuations in LIBOR to the extent we have variable rate loans and by the ability of borrowers under the real estate loans receivable scheduled to mature during the next year to repay or refinance the amounts due to us. Interest income may also be affected by the potential impact of loans that may experience impairment issues in the future as a result of current or future market conditions. Assuming our real estate-related loans are fully extended under the terms of the respective loan agreements, and excluding our loan investments with asset-specific loan loss reserves, we have investments with book values totaling $561.7 million maturing within a year from December 31, 2010. For additional information, see the discussion of our investment in the GKK Mezzanine Loan under " — Contractual Commitments and Contingencies."

If any of the borrowers under our loans receivable are unable to repay a loan at maturity or default on their loan, the impact to future interest income may be significant and will depend on several factors unique to each individual loan. In general, if we have a first priority lien on the collateral securing a loan, we may agree to extend the loan at similar terms, modify the terms of the loan, or foreclose on the collateral. If we foreclose on the collateral, we may either operate the property, resulting in our receipt of any cash flows generated by the property or our payment of any cash shortfalls related to the property, or sell the property for whatever amount we are able to obtain, which may or may not be equal to the loan balance prior to foreclosure. In general, if we own a mezzanine loan or a B-Note and the borrower is unable to repay its loan at maturity, we may have more restrictions and fewer options regarding the resolution of our investment. In certain circumstances, the senior lenders, in conjunction with us, may be willing to grant the borrower extensions or may grant extensions in exchange for more favorable terms (such as higher interest rates, a partial payoff, or the entitlement to a portion of a junior lender's interest income, etc.). If the senior lenders will not grant the borrower an extension, we, as the mezzanine lender, may foreclose on the ownership interests of the borrower and take legal title to the property subject to the existing senior loans. We could attempt to negotiate an extension or modification with the senior lenders as the new borrower; however, if the senior lenders were not willing to extend or modify the loans and we were not able to repay the senior loans, we would most likely relinquish our interests or rights in the investment to the holders of the senior loans. Actual outcomes may differ significantly from the above based on factors specific to individual loans and situations.

The $0.4 million decrease in interest income from real estate securities is primarily due to a decrease in accretion on our fixed rate securities as a result of a change in our cash flow estimates for these securities beginning in April 2009.

The $2.1 million decrease in property operating, maintenance, and management costs is due to a decrease in utility expenses as a result of lower occupancy, lower utility rates, conservation efforts and utility credits recognized during the year ended December 31, 2010. The decrease also relates to a reversal of part of our bad debt reserve taken in 2009 as a result of settlement and renegotiation with a tenant in bankruptcy in 2010.

The $1.3 million increase in real estate taxes, property-related taxes, and insurance was due to tax abatements in 2009 for several of our real estate properties, which were not received in 2010. In addition, the increase also relates to vacancies in several formerly triple-net leased buildings as property taxes previously paid directly by the tenants were incurred by us in 2010. This increase is partially offset by property tax refunds as a result of tax assessment appeals during the year ended December 31, 2010.

The $2.6 million decrease in asset management fees was primarily due to the exclusion of certain impaired real estate loans receivable from our asset management fee calculation beginning in the fourth quarter of 2009, a decrease in asset management fees relating to the National Industrial Portfolio joint venture because our portfolio did not meet certain thresholds required for the advisor to earn the performance fee beginning in April 2010 and a reduction in the outstanding principal balance of the GKK Mezzanine Loan, as a result of principal repayments on the loan.

The $0.8 million increase in general and administrative expenses primarily relates to higher legal fees incurred for various transaction consultations. General and administrative expenses consist primarily of legal fees, audit fees, transfer agent fees, state and local income taxes and other professional fees.

The $38.4 million decrease in depreciation and amortization expense is primarily due to decreased amortization of tenant origination and absorption costs resulting from lease expirations and accelerated depreciation and amortization for early lease terminations or renewals during the year ended December 31, 2010. In addition, as of June 30, 2010, we recorded an impairment charge with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values, and at that time, we reduced the amount of ongoing depreciation and amortization expense recognized, based on the adjusted carrying value of these properties.

The $1.7 million decrease in interest expense is due to a decrease in interest expense under floating rate notes payable and repurchase agreements as a result of decreases in LIBOR. One-month LIBOR averaged 0.33% during the year ended December 31, 2009 and averaged 0.27% during the year ended December 31, 2010. The decrease also relates to a decrease in amortization of deferred financing costs for mortgage and mezzanine loans outstanding on the National Industrial Portfolio joint venture. The original maturity of these loans was August 2009. Interest expense in future periods will vary based on fluctuations in one-month LIBOR, our level of future borrowings and our ability to refinance existing indebtedness at similar rates. We do not currently plan to acquire or originate more real estate or real estate-related assets, and therefore, do not plan to enter into any purchase financing in the future. However, we will need to refinance our existing indebtedness in the future.

During the year ended December 31, 2010, we recognized an impairment charge on real estate of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture. We hold an 80% membership interest in the joint venture and consolidate the joint venture in our financial statements. This joint venture, which we refer to as the National Industrial Portfolio, owns 23 industrial properties and holds a master lease with respect to another industrial property. As a result of revising our cash flow projections and holding period for the National Industrial Portfolio joint venture, we determined that the estimated undiscounted cash flows during the revised holding period (including proceeds from the disposal of the investment) were not sufficient to recover the carrying value of several of the properties in the National Industrial Portfolio; therefore, we recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values. Due to a decline in the operating performance of the portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following our initial investment in the National Industrial Portfolio, it is unlikely that the we will be able to refinance or extend the mortgage and mezzanine loans secured by the National Industrial Portfolio upon their fully-extended maturities in August 2012, and we may not meet the requirement to exercise the final loan extensions in August 2011. As a result, we may be forced to relinquish the assets to the lenders at some point prior to or concurrent with the final maturities in August 2012. In the event we relinquish the assets to the lenders, we would record a gain on extinguishment of the debt equal to the difference between the carrying amount of the debt at that time (currently $439.5 million including amount for noncontrolling interest of $87.9 million) and the carrying value of the collateral at that time (currently $320.7 million including amount for noncontrolling interest of $64.1 million). We did not recognize any impairment charge on real estate during the year ended December 31, 2009.

The provision for loan losses for the year ended December 31, 2010 decreased by $167.8 million compared to the year ended December 31, 2009 as a result of the $208.8 million provision for loan losses related to the 200 Professional Drive Loan Origination, the Tribeca Mezzanine Loans, the 18301 Von Karman Loans, the Arden Portfolio Mezzanine Loans, the 2600 Michelson Mezzanine Loan and Sandmar Mezzanine Loan recorded during the year ended December 31, 2009 as compared to the $16.9 million provision for loan losses related to the Artisan Multifamily Portfolio Mezzanine Loan during the year ended December 31, 2010. This was offset by a reduction of $5.9 million and $30.0 million in our provision for portfolio-based loan losses during the years ended December 31, 2010 and 2009, respectively.

We did not recognize any other-than-temporary impairments during the year ended December 31, 2010. We recognized other-than-temporary impairments related to real estate securities of $5.1 million during the year ended December 31, 2009, which related to our investment in fixed rate securities. Since April 1, 2009, as a result of adopting a new accounting principle, we are required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on our real estate securities that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The credit component of any such other-than-temporary impairments is charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).

We recognized a gain of $2.0 million on the sales of foreclosed real estate held for sale. During the year ended December 31, 2010, we sold 16 condominium units of the Tribeca Buildings.

We recognized $7.7 million and $4.0 million in income from an unconsolidated joint venture related to the Arden Portfolio for the year ended December 31, 2010 and 2009, respectively. On July 8, 2009, we released the borrowers under the Arden Portfolio Mezzanine Loans and received preferred membership interests in an unconsolidated joint venture that indirectly owns the properties that served as the collateral for these loans. Although there was no income from the unconsolidated joint venture until July 8, 2009, we recognized $6.9 million of interest income from the real estate loans receivable relating to the Arden Portfolio Mezzanine Loans during the year ended December 31, 2009.

We recognized a gain on sale of real estate of $5.6 million related to the disposition of the 18301 Von Karman Building and Southpark Commerce Center II Buildings during the year ended December 31, 2010. We did not dispose of any real estate during the year ended December 31, 2009.

Comparison of the year ended December 31, 2009 versus year ended December 31, 2008

The following table provides summary information about our results of operations for the years ended December 31, 2009 and 2008 (dollar amounts in thousands):

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Increase (Decrease)	Percentage Change	Increase (Decrease) Due to Acquisitions/ Originations [1]	Increase (Decrease) From Properties Held Throughout Both Periods [2]
Rental income	$ 177,349	$ 156,503	$ 20,846	13%	$ 26,592	$ (5,746)
Tenant reimbursements	36,295	36,534	(239)	(1%)	3,498	(3,737)
Interest income from real estate loans receivable	56,161	73,933	(17,772)	(24%)	(1,921)	(15,851)
Interest income from real estate securities	3,507	4,623	(1,116)	(24%)	131	(1,247)
Property operating, maintenance, and management costs	47,549	37,626	9,923	26%	6,815	3,108
Real estate taxes, property-related taxes, and insurance	27,186	25,351	1,835	7%	3,028	(1,193)
Asset management fees to affiliate	21,812	17,289	4,523	26%	4,728	(205)
General and administrative expenses	7,623	5,188	2,435	47%	n/a	n/a
Depreciation and amortization	118,036	95,275	22,761	24%	13,858	8,903
Interest expense	59,887	67,256	(7,369)	(11%)	5,867	(13,236)
Provision for loan losses	178,813	104,000	74,813	72%	n/a	n/a
Other-than-temporary impairment of real estate securities	5,067	50,079	(45,012)	(90%)	n/a	n/a
Income from unconsolidated joint venture	4,038	-	4,038	100%	4,038	-

[1] Represents the dollar amount increase for the year ended December 31, 2009 compared to the year ended December 31, 2008 as a result of properties and other real estate-related assets acquired on or after January 1, 2008.

[2] Represents dollar amount increase (decrease) for the year ended December 31, 2009 compared to the year ended December 31, 2008 with respect to properties and other real estate-related investments owned by us as of January 1, 2008.

The $20.8 million net increase in rental income was primarily due to an increase of $26.6 million from properties acquired after January 1, 2008, partially offset by a decrease of $5.8 million from properties owned for the entirety of both periods. The $5.8 million decrease primarily relates to lower occupancy and a decrease in net amortization of below-market in-place leases.

The $0.2 million net decrease in tenant reimbursements was primarily due to a $3.7 million decrease relating to properties owned for the entirety of both periods offset by an increase of $3.5 million from properties acquired after January 1, 2008. The decrease of $3.7 million is due primarily to lower recovery of operating expenses caused by both the reset of tenant base years (as a result of tenant rollover and lease renewals) and lower recoverable property tax expenses (as a result of 2008 property tax reassessments).

The $17.8 million net decrease in interest income from loans receivable was primarily due to a $15.9 million decrease relating to loans receivable held for the entirety of both periods and a decrease of $1.9 million from real estate loans receivable acquired or originated after January 1, 2008. The $15.9 million decrease is primarily due to the following: a decrease of $4.8 million related to the Petra Subordinated Loans, which became delinquent in November 2008 and were determined to be impaired as of December 31, 2008; a decrease of $0.6 million related to 200 Professional Drive Loan Origination, which was determined to be impaired as of March 31, 2009; a decrease of $9.3 million related to the Tribeca Mezzanine Loans which were determined to be impaired as of June 30, 2009; and a $0.8 million decrease related to Artisan Multifamily Portfolio Mezzanine Loans, which is primarily related to a decrease of loan discount accretion. The $1.9 million decrease is comprised primarily of an $18.5 million decrease related to our investment in the Arden Portfolio Mezzanine Loans and a $1.0 million decrease related to our investment in the 18301 Von Karman Loans, partially offset by an increase of $17.8 million as a result of holding our investments in the GKK Mezzanine Loan, 55 East Monroe Mezzanine Loan Origination and San Antonio Business Park Mortgage Loan for the entirety of 2009. The $18.5 million decrease related to the Arden Portfolio Mezzanine Loans is a result of the expiration of interest rate floors on these variable rate loans, decreases in LIBOR and the recharacterization of income beginning in July 2009 due to the fact that we released the borrowers under this investment from liability and received preferred membership interests in a joint venture that indirectly owns the properties that had served as collateral for the loans. The $1.0 million decrease related to the 18301 Von Karman Loans was due to the fact that we ceased accreting the purchase discount on these loans to interest income during the three months ended June 30, 2009 and stopped earning interest income as a result of receiving a deed-in-lieu of foreclosure and gaining control over the property on October 6, 2009.

During the year ended December 31, 2009, we recognized $12.7 million of interest income related to our impaired loans. The following is a summary of our impaired loans:

- Two subordinated debt loans in Petra Fund REIT Corp ("Petra") totaling $50.0 million were fully reserved as of December 31, 2008 based on the value of Petra's assets and its access to capital. We did not receive or recognize interest income from Petra during the year ended December 31, 2009 and have not received further interest income or principal repayment as of December 31, 2010.
- The borrower on the 200 Professional Drive Loan Origination, which had a face value of $9.3 million, failed to make its debt service payments in March 2009 and did not make any future debt service payments. As a result, we placed this loan on non-accrual status and determined it was impaired as of March 31, 2009.
- On July 8, 2009, we received preferred membership interests in a joint venture that indirectly owns the properties that served as the collateral for the Arden Portfolio Mezzanine Loans. In connection with the formation of the joint venture, the mezzanine borrowers were released from liability under the loans, but the holders did not release the guarantors from their obligations related to the loans. The distribution structure of the joint venture's operating agreement is designed to substantially reflect the priority of the former lenders that entered the joint venture and the payments the former lenders would have received under the prior mezzanine loans. During the year ended December 31, 2009, we received $4.0 million in income from the joint venture.
- Throughout 2009, we entered into various amendments and modifications to the Tribeca Mezzanine Loans. Subsequent to December 31, 2009, the borrower under these loans defaulted and we foreclosed on this project by exercising our right to accept 100% of the ownership interest of the borrower under the Second Tribeca Mezzanine Loan pursuant to the Second Tribeca Mezzanine Loan documents. As a result of the assignment in lieu of foreclosure, as of December 31, 2009 we valued our investments in the Tribeca Loans at their aggregate fair values of $38.1 million.
- Due to difficulty leasing up the property, the borrower under the 18301 Von Karman Loans failed to make its debt service payment due July 1, 2009, and the borrower did not have sufficient debt service or capital reserves to meet its future debt service obligations. Based on this, we determined this loan was impaired as of June 30, 2009 and recorded a loan loss provision to reduce our investment to the estimated fair value of the collateral. On October 6, 2009, we received a deed-in-lieu of foreclosure on the collateral under this loan.
- Due to difficulty leasing the property, the borrower under the 2600 Michelson Mezzanine Loan missed its debt service payment due August 11, 2009 and indicated that it did not intend to make any future debt service payments under the loan. Consequently, we did not expect to receive further interest income or principal repayment of this loan. Based on this, we determined this loan was impaired as of June 30, 2009 and recorded a loan loss provision to reduce our investment to $0, which is the estimated fair value of the collateral.

- Due to difficulty leasing the property, the borrower under the Sandmar Mezzanine Loan approached us to modify the terms of the loan, and we reached an agreement with the borrower to modify the terms of the loan on January 4, 2010. We agreed to forgive $0.1 million in unpaid debt service and to reduce the contractual interest rate from 12.0% to 5.4% in exchange for the partial prepayment of principal from the borrower of $3.0 million. In addition, we agreed that for every $1 of principal paid by the borrower we would reduce the amount due to us by $1.67. Because we do not expect to collect all amounts due under the contractual terms of the loan agreement, we recorded an impairment charge related to this loan as of September 30, 2009. We may continue receiving payments under the modified agreement; however, there can be no assurance that we will continue to receive payments in the future.

The $1.1 million net decrease in interest income from real estate securities was primarily due to a decrease of $1.2 million related to interest income received or recognized from our floating rate CMBS, which was owned in both periods, partially offset by a $0.1 million increase in interest income from our fixed rate securities, which was purchased in June 2008. We recognized an impairment of the full amount of the floating rate CMBS during the year ended December 31, 2008. We do not expect to receive any significant amounts of interest income on the floating rate CMBS in the future and no longer expect to recover any of the principal balance. Although we do expect to continue to receive interest income from our fixed rate securities, from which we received $3.7 million in 2009, the ultimate realization of interest income, our book value, or the face amount of the fixed rate securities is dependent on the performance of the underlying loans.

The $9.9 million increase in property operating, maintenance and management costs was primarily due to an increase of $6.8 million as a result of the growth in our real estate portfolio during 2008 and an increase of $3.1 million due to an increase of repairs and maintenance, bad debt expense, and other operating expenses related to properties owned for the entirety of both periods.

The $1.8 million increase in real estate and other property-related taxes and insurance was primarily due to an increase of $3.0 million from properties acquired after January 1, 2008, partially offset by a decrease of $1.2 million relating to properties owned for the entirety of both periods (as a result of property tax reassessments).

The $4.5 million increase in asset management fees for the year ended December 31, 2009 was primarily due to the growth in our investment portfolio during 2008.

The $2.4 million increase in general and administrative expenses is primarily due to increased costs related to the general growth of our company and growth of our investment portfolio. These general and administrative expenses consisted primarily of legal fees, audit fees, state and local income taxes and other professional fees.

The $22.8 million increase in depreciation and amortization is primarily due to an increase of $13.9 million from properties acquired after January 1, 2008 and an increase of $8.9 million from properties owned for the entirety of both periods due to accelerated depreciation and amortization for early lease terminations or renewals.

The $7.4 million decrease in interest expense is primarily due to a decrease in interest expense under floating rate notes payable and repurchase agreements as a result of decreases in LIBOR. The decrease consists of $13.2 million in interest expense on debt obligations outstanding during both periods, partially offset by an increase of $5.8 million from debt obligations entered into after January 1, 2008. The $13.2 million decrease is primarily due to a decrease in interest expense of $12.4 million on the National Industrial Portfolio mortgage and mezzanine loans. The National Industrial Portfolio mortgage and mezzanine loans are variable rate loans based on one-month LIBOR. One-month LIBOR averaged 2.67% during the year ended December 31, 2008 and averaged 0.33% during the year ended December 31, 2009.

The provision for loan losses for the year ended December 31, 2009 increased by $74.8 million from the year ended December 31, 2008 primarily due to the determination that the 200 Professional Drive Loan Origination was impaired as of March 31, 2009; the determination that the Tribeca Mezzanine Loans, 18301 Von Karman Loans, Arden Portfolio Mezzanine Loans and 2600 Michelson Mezzanine Loan were impaired as of June 30, 2009; and the determination that the Sandmar Mezzanine Loan was impaired as of September 30, 2009.

We recognized an other-than-temporary impairment related to real estate securities of $5.1 million for the year ended December 31, 2009 compared to a $50.1 million impairment for the year ended December 31, 2008. Of the $50.1 million impairment recognized in 2008, $18.2 million related to the full impairment of our floating rate securities and $31.9 million related to our fixed rate securities. The impairment recognized in 2009 related solely to our fixed rate securities, which were acquired in June 2008.

On July 8, 2009, we released the borrowers under the Arden Portfolio Mezzanine Loans and received preferred membership interests in an unconsolidated joint venture that indirectly owns the properties that served as the collateral for these loans. We recognized $4.0 million of income from the unconsolidated joint venture and $6.9 million of interest income from the Arden Portfolio Mezzanine Loans during the year ended December 31, 2009. Although there was no income from the unconsolidated joint venture during the year ended December 31, 2008, we recognized $25.4 million of interest income from the real estate loans receivable relating to the Arden Portfolio Mezzanine Loans during the year ended December 31, 2008. See the discussion of the Arden Portfolio Mezzanine Loans under interest income from real estate loans receivable above.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) were paid in part by our advisor, the dealer manager and their affiliates on our behalf and our advisor, dealer manager or their affiliates may continue to pay these costs of the dividend reinvestment plan offering on our behalf. Other offering costs include all expenses incurred by us in connection with our public offering, including but not limited to (i) legal, accounting, printing, mailing, and filing fees; (ii) charges of the escrow holder and expenses of our advisor for administrative services related to the issuance of shares; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to our advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal, and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging, and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on our behalf, provided that our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees, and organization and other offering costs incurred by us in the offering exceed 15% of our gross offering proceeds. Our advisor and its affiliates have incurred organization and offering costs (excluding selling commissions and dealer manager fees) on our behalf of approximately $16.8 million through December 31, 2010; all such amounts have been reimbursed as of December 31, 2010. Such costs are only a liability to us to the extent selling commissions, dealer manager fees and organization and other offering costs do not exceed 15% of the gross proceeds of the offering. From commencement of our initial public offering through December 31, 2010, including shares sold through our dividend reinvestment plan, we had issued 191,350,146 shares for gross offering proceeds of $1.9 billion and recorded organization and other offering costs of $16.8 million and selling commissions and dealer manager fees of $158.9 million for a total of $175.7 million, or 10% of our gross offering proceeds.

Funds from Operations

We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and among other REITs. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts' ("NAREIT") definition. Our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the years ended December 31, 2010, 2009 and 2008, respectively (in thousands):

	For the Years Ended December 31,		
	2010	2009	2008
Net loss attributable to common stockholders	$ (90,352)	$ (182,966)	$ (120,627)
Add:			
Depreciation of real estate assets	42,652	40,805	32,940
Depreciation of real estate assets - discontinued operations	484	900	665
Amortization of lease-related costs	37,015	77,231	62,335
Amortization of lease-related costs - discontinued operations	522	1,375	1,081
Deduct:			
Gain on sales of foreclosed real estate held for sale	(2,011)	-	-
Gain on sale of real estate, net	(5,646)	-	-
Adjustments for noncontrolling interest - consolidated entity [1]	(3,008)	(8,183)	(6,711)
FFO	$ (20,344)	$ (70,838)	$ (30,317)

[1] Relates to our consolidated joint venture. The noncontrolling interest holder's share of our consolidated venture's real estate depreciation was $1.8 million, $2.0 million and $2.0 million, respectively, in 2010, 2009 and 2008. Its share of amortization of lease-related costs was $1.2 million, $6.2 million and $4.7 million, respectively, in 2010, 2009 and 2008.

Set forth below is additional information related to certain noncash items included in our net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing and financing cash activities.

Significant Noncash Items Included in Net Loss:

- Impairment charge on real estate related to 17 properties within the National Industrial Portfolio joint venture of $98.8 million (net of adjustment for noncontrolling interest of $24.7 million) was recognized for the year ended December 31, 2010;
- Provision for loan losses related to our real estate loans receivable was $11.0 million, $178.6 million and $104.0 million for the years ended December 31, 2010, 2009 and 2008, respectively;
- Revenues in excess of actual cash received of approximately $2.6 million (net of adjustment for noncontrolling interest of $(12,000)) for the year ended December 31, 2010; $5.2 million (net of adjustment for noncontrolling interest of $0.8 million) for the year ended December 31, 2009; $5.7 million (net of adjustment for noncontrolling interest of $1.0 million) for the year ended December 31, 2008, as a result of amortization of above-market/below-market in-place leases;
- Revenues in excess of actual cash received of $6.8 million (net of adjustment for noncontrolling interest of $0.1 million) for the year ended December 31, 2010; of $4.1 million (net of adjustment for noncontrolling interest of $(49,000)) for the year ended December 31, 2009; and $4.9 million (net of adjustment for noncontrolling interest of $0.3 million) for the year ended December 31, 2008, as a result of straight-line rent and amortization of lease incentives;
- Accretion of discounts and origination fees on real estate loans receivable and real estate securities to interest income, net of amortization of closing costs, of $3.6 million, $2.9 million and $18.1 million were recognized for the years ended December 31, 2010, 2009 and 2008, respectively;
- Amortization of interest rate floors of $1.8 million and $2.7 million were recognized for the years ended December 31, 2009 and 2008, respectively;
- Other-than-temporary impairments related to our real estate securities of $5.1 million and $50.1 million were recognized for the years ended December 31, 2009 and 2008, respectively; and
- Amortization of deferred financing costs related to notes payable of approximately $2.3 million (net of adjustment for noncontrolling interest of $0.1 million) for the year ended December 31, 2010; $4.2 million (net of adjustment for noncontrolling interest of $0.6 million) for the year ended December 31, 2009; $6.9 million (net of adjustment for noncontrolling interest of $1.0 million) for the year ended December 31, 2008, were recognized as interest expense.

Operating cash flow and FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. Tenant improvements and capital expenditures totaled $20.8 million, $23.8 million and $13.4 million and leasing commissions totaled $10.3 million, $10.3 million and $5.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Distributions

Distributions declared, distributions paid and cash flows from operations were as follows during 2010 (in thousands, except per share amounts):

Period	Distributions Declared [1]	Distributions Declared Per Share [1] [2]	Distributions Paid [3] Cash	Distributions Paid [3] Reinvested	Distributions Paid [3] Total	Cash Flows From Operations
First Quarter 2010	$ 23,324	$ 0.129	$ 11,896	$ 11,362	$ 23,258	$ 6,745
Second Quarter 2010	23,777	0.131	12,266	11,708	23,974	21,170
Third Quarter 2010	24,231	0.132	12,387	11,781	24,168	13,700
Fourth Quarter 2010	24,429	0.133	12,409	11,689	24,098	11,773
	$ 95,761	$ 0.525	$ 48,958	$ 46,540	$ 95,498	$ 53,388

[1] Distributions for the period from January 1, 2010 through December 31, 2010 are based on daily record dates and are calculated at a rate of $0.00143836 per share per day.

[2] Assumes share was issued and outstanding each day during the periods presented.

[3] Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month-end.

For the year ended December 31, 2010, we paid aggregate distributions of $95.5 million, including $49.0 million of distributions paid in cash and $46.5 million of distributions reinvested through our dividend reinvestment plan. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $53.4 million of current period operating cash flows and $42.1 million of operating cash reserves from prior periods, proceeds from the sale of properties, and the repayment of a note receivable. FFO for the year ended December 31, 2010 was $(20.3) million. See the reconciliation of FFO to net loss above.

Generally, we pay, and in the future expect to pay, distributions from our cash flow from operations, principal repayments on our real estate loans receivable, proceeds from asset sales and funds available under our revolving credit facility. In order that our stockholders could begin earning cash distributions, our advisor, KBS Capital Advisors, agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending August 31, 2010 exceeded the amount of our Funds from Operations (as defined in our advisory agreement) for the same period. We are only obligated to reimburse our advisor for these expenses if and to the extent that our cumulative Funds from Operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance made by our advisor. The advisory agreement defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by us and that are related to any property, loan or other investment acquired or expected to be acquired by us and (ii) any non-operating noncash charges incurred by us, such as impairments of property or loans, any other-than-temporary impairments of marketable securities, or other similar charges. Through December 31, 2010, our advisor had advanced an aggregate of $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding. No amount has been advanced since January 2007. We have agreed with our advisor that the advisor will not extend the agreement to advance funds for distribution record dates after August 31, 2010.

During the past year, our portfolio has experienced increasing pressure from declines in cash flow from a number of our investments. There have been several significant factors responsible for the changes in cash flow. A decline in the occupancy of our portfolio and increases in rental concessions given to retain tenants, which is important to the continued success of our portfolio, have resulted in lower current cash flow. Tenant specific issues, including bankruptcy and down-sizing, have place downward pressure on our operating cash flow. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including three or more months of free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in additional decreases in cash flow. Historically low LIBOR, which is used to calculate the interest due to us on certain of our debt investments, has resulted in a reduction in interest income we earn on those investments. LIBOR has fallen from a high of approximately 5.8% during 2007 to 0.3% as of December 31, 2010. The decrease in interest earned on our variable rate debt investments is offset by the decrease in interest expense incurred on our variable rate notes payable and repurchase agreements. In addition, financial difficulties of borrowers under loans we own, lower rental and occupancy rates at the properties securing loans, the expiration of interest rate floor agreements related to certain debt investments and slower sales and lower prices for condo units related to loans on which we have now foreclosed have caused cash flows to decline and/or may result in additional declines. These factors could result in decreases to distributions in future periods to preserve capital necessary to maintain our investment portfolio.

Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward-Looking Statements," Part I, Item 1 "Business — Market Outlook — Real Estate and Real Estate Finance Markets," Part I, Item 1A, "Risk Factors" and " — Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations or loans receivable; and the level of participation in our dividend reinvestment plan. In the event our cash flow and/or FFO from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Real Estate

We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

During the years ended December 31, 2010, 2009 and 2008, we recognized deferred rent from tenants of $6.8 million, $3.9 million and $5.1 million, respectively. These excess amounts for the years ended December 31, 2010, 2009 and 2008 are net of $0.6 million, $0.6 million and $0.1 million, respectively, of lease incentive amortization. As of December 31, 2010 and 2009, the cumulative deferred rent receivable balance was $25.6 million and $18.3 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $6.3 million and $6.5 million of unamortized lease incentives as of December 31, 2010 and 2009, respectively. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments. During the years ended December 31, 2010, 2009 and 2008, we recorded bad debt expense related to our tenant receivables of $0.6 million, $2.1 million and $0.5 million, respectively. During the year ended December 31, 2009, we wrote off, as a reduction to rental revenue, $1.3 million related to deferred rent receivables, primarily related to tenants in bankruptcy. We did not record a provision for bad debt expense related to our deferred rent receivables at December 31, 2010, 2009 and 2008, respectively.

Real Estate Loans Receivable

Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we reverse the accrual for unpaid interest and generally do not recognize subsequent interest income until cash is received, or the loan returns to accrual status. We will resume the accrual of interest if we determine the collection of interest according to the contractual terms of the loan is probable.

We generally recognize income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. We consider the collectibility of the loan's principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis. During the year ended December 31, 2010, we recognized $1.0 million of interest income related to impaired loans. Additionally, we accrued $84,000 of interest income related to one of the impaired loans as of December 31, 2010.

Real Estate Securities

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

We recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

We recognize interest income on our cash and cash equivalents as it is earned and classify such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. We allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. During the year ended December 31, 2010, the Company recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture to reduce the carrying value of these properties to their estimated fair values. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2009 and 2008.

Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Held for Sale and Discontinued Operations

We generally consider non-foreclosed real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, we record the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and we will not have any significant continuing involvement in the operations of the property following the sale.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale consists of properties acquired through foreclosure or by deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans that we intend to market for sale in the near term. Foreclosed real estate held for sale is recorded at the estimated fair value of the real estate (net of liabilities assumed) less costs to sell, or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property less estimated costs to sell, if any, is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in our consolidated statements of operations. The gain or loss on final disposition of foreclosed real estate held for sale will be recorded as other income and is considered income (loss) from continuing operations as it represents the final stage of our loan collection process.

Real Estate Loans Receivable

Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves, and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

The reserve for loan losses is a valuation allowance that reflects our estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" in our consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses includes a portfolio-based component and an asset-specific component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. We also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of our loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that a loss occurred in the pool of loans and the amount of the loss can be reasonably estimated, but we do not know which specific loans within the pool will ultimately result in losses. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, we assign estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, our willingness and ability to step in as owner in the event of default, and other pertinent factors. As of December 31, 2010, our portfolio-based reserve is not intended to cover a significant loss on our investment in the GKK Mezzanine Loan as only a specifically identified reserve would be appropriate for a loan of its size and we do not believe one is warranted at this time.

During the years ended December 31, 2010, 2009 and 2008, we recorded a loan loss reserve of $11.0 million, $178.8 million and $104.0 million, respectively. For the year ended December 31, 2010, the change in loan loss reserve was comprised of $16.9 million calculated on an asset-specific basis, partially offset by a reduction of $5.9 million to our portfolio-based reserve. For the year ended December 31, 2009, the change in loan loss reserve was comprised of $208.8 million calculated on an asset-specific basis, partially offset by a reduction of $30.0 million to our portfolio-based reserve. For the year ended December 31, 2008, the loan loss reserve was comprised of $50.0 million calculated on an asset-specific basis and $54.0 million from our portfolio-based reserve.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Investment in Unconsolidated Joint Venture

On July 8, 2009, we released the borrowers under two investments in mezzanine loans from liability and received preferred membership interests in a joint venture that indirectly owns the properties that had served as collateral for the loans. The interests were initially recorded by us at a fair value of $0 based on the estimated fair value of the collateral at the time of receipt of the preferred membership interests. We account for our preferred membership interests in the real estate joint venture under the equity method of accounting since we are not the primary beneficiary of the joint venture, but do have more than a minor interest. Since we will most likely only receive preferred distributions equivalent to the interest income we would have earned on our mezzanine loan investments, our application of the equity method of accounting to these preferred interests results in us recording all distributions received as income. We do not record our share of the changes in the book value of the joint venture as we are not required to absorb losses and do not expect increases in the book value of the joint venture to have any material impact on the cash flows we will receive over the course of the investment. During the years ended December 31, 2010 and 2009, we recognized $7.7 million and $4.0 million, respectively, of preferred distributions as income from unconsolidated joint venture.

Real Estate Securities

We classify our investments in real estate securities as available-for-sale, since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, we may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.

On a quarterly basis, we evaluate our real estate securities for impairment. We review the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on our quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than our amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

Prior to April 1, 2009, when a security was deemed to be other-than-temporarily impaired, the security was written down to its fair value (with the reduction in fair value recorded as a charge to earnings) and a new cost basis was established. We would calculate a revised yield based on the new cost basis of the investment (including any other-than-temporary impairments recognized to date) and estimate future cash flows expected to be realized, which was applied prospectively to recognize interest income.

Beginning April 1, 2009, as a result of adopting a new accounting principle, we are required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on our real estate securities that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of our amortized cost basis. We calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

On April 1, 2009, we recognized a cumulative transition adjustment of $14.8 million as an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income (loss) and to the amortized cost basis of our real estate securities. The transition adjustment was calculated as the difference between the present value of our estimated cash flows for our real estate securities as of April 1, 2009 discounted at the yield used to recognize income prior to the recognition of any other-than-temporary impairments and the April 1, 2009 amortized cost basis of the securities, which reflects the cumulative other-than-temporary impairment losses that have been recorded on our real estate securities that are not related to credit. Although we increased our amortized cost basis in the securities as a result of this transition adjustment, the securities are ultimately presented at fair value in the accompanying consolidated balance sheets with differences between fair value and amortized cost basis presented as unrealized gains or losses in accumulated other comprehensive income (loss) within the equity section of the accompanying consolidated balance sheets.

During the year ended December 31, 2010, we did not recognize any other-than temporary impairments on our real estate securities. During the year ended December 31, 2009, we recognized other-than-temporary impairments on our real estate securities of $5.1 million, all of which were recognized prior to April 1, 2009. On April 1, 2009, through our cumulative transition adjustment, we effectively reversed $14.8 million of cumulative non-credit related other-than-temporary impairment charges from retained earnings and recorded the amounts as unrealized losses within accumulated other comprehensive loss in the consolidated balance sheets. During the year ended December 31, 2008, we recognized other-than-temporary impairments on our real estate securities of $50.1 million. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions with respect to changes in interest rates. As a result, actual realized losses could materially differ from these estimates.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ending December 31, 2010, 2009 and 2008. As of December 31, 2010, returns for the calendar years 2006 through 2009 remain subject to examination by major tax jurisdictions.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Distributions Paid

On January 14, 2011, we paid distributions of $8.3 million, which related to distributions declared for each day in the period from December 1, 2010 through December 31, 2010. On February 15, 2011, we paid distributions of $8.3 million, which related to distributions declared for each day in the period from January 1, 2011 through January 31, 2011, and on March 15, 2011, we paid distributions of $7.5 million, which related to distributions declared for each day in the period from February 1, 2011 through February 28, 2011.

Distributions Declared

On January 21, 2011, our board of directors declared distributions based on daily record dates for the period from February 1, 2011 through February 28, 2011, which we paid on March 15, 2011, and distributions based on daily record dates for the period from March 1, 2011 through March 31, 2011, which we expect to pay in April 2011. On March 28, 2011, our board of directors declared distributions based on daily record dates for the period from April 1, 2011 through April 30, 2011, which we expect to pay in May 2011. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00143836 per share per day and if paid each day for a 365-day period, would equal a 5.25% annualized rate based on a purchase price of $10.00 per share or a 7.17% annualized rate based on shares purchased under our dividend reinvestment plan at the current price per share of $7.32.

Pay-off of the Midland Industrial Buildings Mortgage Loan

On December 22, 2006, in connection with the acquisition of Midland Industrial Portfolio, we, through an indirect wholly owned subsidiary, entered into a five-year mortgage loan with Greenwich Capital Financial Products, Inc. for $24.1 million secured by the Midland Industrial Portfolio (the "Midland Industrial Buildings Mortgage Loan"). The Midland Industrial Buildings Mortgage Loan bore interest at a fixed rated of 5.775% per annum for the first two years and 5.855% thereafter. On January 6, 2011, the maturity date of the loan, we paid off the entire principal balance outstanding and accrued interest in the amount of $24.2 million.

Extension of GKK Mezzanine Loan and Repurchase Agreements

On March 11, 2011 and on March 13, 2011, we, through wholly owned subsidiaries, and the GKK Borrower entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011, respectively. On March 9, 2011 and March 13, 2011, our subsidiaries that are the borrowers under the repurchase agreements related to the GKK Mezzanine Loan entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK extension agreements, to April 22, 2011. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contractual Commitments and Contingencies."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of our investment in mortgage, mezzanine, bridge and other loans and the acquisition of real estate securities. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book values and the weighted-average interest rates of our real estate loans receivable and notes payable for each category as of December 31, 2010 based on the maturity dates and the notional amounts and average pay and receive rates of our derivative instruments as of December 31, 2010 based on maturity dates (dollars in thousands):

	Maturity Date							
	2011	2012	2013	2014	2015	Thereafter	Total Book Value or Notional Amounts [1]	Fair Value
	(dollars in thousands)							
Assets								
Loans receivable								
Mortgage loans - fixed rate	$ 45,672	$ -	$ -	$ -	$ -	$ 25,329	$ 71,001	$ 69,869
Average effective interest rate [2]	6.8%	-	-	-	-	10.1%	8.0%	
Mezzanine loans - fixed rate	$ -	$ -	$ -	$ -	$ -	$ 13,942	$ 13,942	$ 2,581
Average effective interest rate [2]	-	-	-	-	-	1.7%	1.7%	
Mezzanine loans - variable rate	$ 491,281	$ -	$ -	$ -	$ -	$ -	$ 491,281	$ 407,597
Average effective interest rate [2]	6.1%	-	-	-	-	-	6.1%	
B-notes - fixed rate	$ -	$ -	$ -	$ -	$ -	$ 17,812	$ 17,812	$ 19,537
Average effective interest rate [2]	-	-	-	-	-	11.4%	11.4%	
Unsecured loans - fixed rate	$ 50,000	$ -	$ -	$ -	$ -	$ -	$ 50,000	$ -
Average effective interest rate [2]	-	-	-	-	-	-	-	
Real estate securities								
Fixed rate	$ -	$ -	$ -	$ -	$ -	$ 18,275	$ 18,275	$ 18,275
Average interest rate [3] [4]	-	-	-	-	-	4.5%	4.5%	
Variable rate	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate [3] [5]	-	-	-	-	-	-	-	
Derivative instruments								
Interest rate caps, notional amount	$ 451,000	$ -	$ -	$ -	$ -	$ -	$ 451,000	$ 20
Average interest rate [6]	1.2%	-	-	-	-	-	1.2%	
Liabilities								
Notes payable								
Fixed rate	$ 142,217	$ 62,991	$ 103,142	$ 186,942	$ -	$ 62,200	$ 557,492	$ 554,136
Average interest rate [6]	5.5%	5.8%	5.9%	5.5%	-	5.9%	5.6%	
Variable rate	$ 710,415	$ 204,417	$ 6,691	$ -	$ -	$ -	$ 921,523	$ 652,644
Average interest rate [6]	1.6%	5.1%	1.3%	-	-	-	2.4%	
Derivative instruments								
Interest rate swaps, notional amount	$ -	$ 119,037	$ 45,700	$ -	$ -	$ -	$ 164,737	$ (4,921)
Average pay rate [7]	-	3.8%	2.3%	-	-	-	3.4%	
Average receive rate [8]	-	0.3%	0.3%	-	-	-	0.3%	
	852,632	267,408	109,833	186,942	-	62,200		
	852,632	267,408	109,833	186,942	-	62,200		
	-	-	-	-	-	-		

[1] Book value of loans receivable is presented gross of portfolio-based reserve and asset-specific reserves.

[2] The average effective interest rate is calculated based on actual interest income recognized in 2010, including interest income recognized through accretion of discounts, calculated using the interest method divided by the average cost basis of the investment less the unamortized discount. The annual effective interest rate and maturity dates presented are as of December 31, 2010.

[3] Average interest rate is the weighted-average interest rate. The average interest rate and maturity dates presented are as of December 31, 2010.

[4] We recognized other-than-temporary impairment charges of $22.2 million on this investment as of December 31, 2010.

[5] We recognized other-than-temporary impairment charges of $18.2 million on this investment as of December 31, 2010.

[6] Average interest rate is the weighted-average interest rate. Weighted-average interest rate as of December 31, 2010 is calculated as the actual interest rate in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices at December 31, 2010, where applicable.

[7] Average pay rate is the interest rate swap fixed rate.

[8] Average receive rate is the 30-day LIBOR rate at December 31, 2010.

We borrow funds and made investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt or fixed rate real estate loans receivable unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At December 31, 2010, the fair value and book value of our fixed rate real estate loans receivable were $92.0 million and $152.7 million, respectively. The fair value estimate of our real estate loans receivable is estimated using an internal valuation model that considers the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. At December 31, 2010, the fair value of our fixed rate debt was $554.1 million and the carrying value of our fixed rate debt was $557.5 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2010. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting changes in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt and loans receivable, as well as our investment in preferred membership interests in an unconsolidated joint venture, would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. At December 31, 2010, we were exposed to market risks related to fluctuations in interest rates on $756.8 million of our $921.5 million of variable rate debt outstanding, after giving consideration to the impact of interest rate swap agreements on approximately $164.7 million of our variable rate debt. Based on interest rates as of December 31, 2010, if interest rates were 100 basis points higher during the 12 months ending December 31, 2011, interest expense on our variable rate debt outstanding would increase by approximately $7.6 million and if interest rates were 100 basis points lower during the 12 months ending December 31, 2011, interest expense on our variable rate debt outstanding would decrease by $2.0 million. Excluding real estate loans receivable with asset-specific loan loss reserves, at December 31, 2010, we were exposed to market risks related to fluctuations in interest rates on $472.9 million of variable rate loans receivable. Based on interest rates as of December 31, 2010, if interest rates were 100 basis points higher during the 12 months ending December 31, 2011, interest income would be increased by approximately $4.7 million, and if interest rates were 100 basis points lower during the 12 months ending December 31, 2011, interest income would be decreased by approximately $1.2 million. At December 31, 2010, we were exposed to market risks related to fluctuations in interest rates with respect to our investment in preferred membership interests in an unconsolidated joint venture. Based on interest rates as of December 31, 2010, if interest rates were 100 basis points higher during the 12 months ending December 31, 2011, income from the preferred membership interests in the unconsolidated joint venture would be increased by $1.7 million, and if interest rates were 100 basis points lower during the 12 months ending December 31, 2011, income from the preferred membership interests in the unconsolidated joint venture would be decreased by $0.4 million.

The weighted-average annual effective interest rates of our fixed rate real estate loans receivable and variable rate real estate loans receivable at December 31, 2010 were 5.2% and 6.1%, respectively. The weighted-average annual effective interest rate represents the effective interest rate at December 31, 2010, using the interest method that we use to recognize interest income on our real estate loans receivable without asset-specific loan loss reserves. The weighted-average interest rates of our fixed rate debt and variable rate debt at December 31, 2010 were 5.6% and 2.4%, respectively. The weighted-average interest rate represents the actual interest rate in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of interest rate caps, floors and swaps), using interest rate indices as of December 31, 2010, where applicable.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1, "Business — Market Outlook" and Part I, Item 1A, "Risk Factors."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

As of the quarter ended December 31, 2010, all items required to be disclosed under Form 8-K were reported under Form 8-K.

PART III

We will file a definitive Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2011 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Conduct and Ethics can be found at *http://www.kbsreit.com.*

The other information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2011 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedules are included herein at pages F-53 through F-57 of this report:

Schedule II – Valuation and Qualifying Accounts

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization

Schedule IV – Mortgage Loans on Real Estate

(b) Exhibits

10-K

EXHIBIT LIST

Ex.	Description
3.1	Amended and Restated Charter of the Company, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006
3.2	Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2006
4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-11, Commission File No. 333-126087
4.2	Third Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 28, 2009
4.3	Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009
10.1	Advisory Agreement between the Company and KBS Capital Advisors dated November 8, 2010, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
KBS Real Estate Investment Trust, Inc.

We have audited the accompanying consolidated balance sheets of KBS Real Estate Investment Trust, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Real Estate Investment Trust, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 31, 2011

KBS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
Assets		
Real estate held for investment:		
Land (including from VIE of $50,598 and $71,180, respectively)	$ 249,824	$ 270,406
Buildings and improvements (including from VIE of $265,585 and $383,027, respectively)	1,437,974	1,544,092
Tenant origination and absorption costs (including from VIE of $3,602 and $31,142, respectively)	80,834	122,255
Total real estate held for investment, at cost net of impairments	1,768,632	1,936,753
Less accumulated depreciation and amortization (including from VIE of $10,497 and $47,779, respectively)	(178,055)	(172,431)
Total real estate held for investment, net	1,590,577	1,764,322
Real estate held for sale, net	-	64,281
Foreclosed real estate held for sale	49,110	-
Total real estate, net	1,639,687	1,828,603
Real estate loans receivable, net	546,236	665,776
Real estate securities	18,275	12,948
Total real estate and real estate-related investments, net	2,204,198	2,507,327
Cash and cash equivalents (including from VIE of $3,909 and $4,753, respectively)	151,908	55,429
Restricted cash (including from VIE of $5,855 and $5,578, respectively)	7,082	6,484
Rents and other receivables, net (including from VIE of $3,387 and $3,731, respectively)	30,636	23,340
Above-market leases, net (including from VIE of $536 and $1,915, respectively)	6,379	11,984
Deferred financing costs, prepaid expenses and other assets (including from VIE of $10,599 and $15,491, respectively)	33,187	35,447
Total assets	$ 2,433,390	$ 2,640,011
Liabilities and equity		
Notes payable and repurchase agreements:		
Notes payable (including from VIE of $439,493 and $437,478, respectively)	$ 1,201,401	$ 1,199,446
Repurchase agreements	277,614	287,274
Notes payable related to real estate held for sale	-	18,000
Total notes payable and repurchase agreements	1,479,015	1,504,720
Accounts payable and accrued liabilities (including from VIE of $2,502 and $2,329, respectively)	19,164	24,704
Due to affiliates	6,995	6,481
Distributions payable	8,254	7,991
Below-market leases, net (including from VIE of $554 and $1,871, respectively)	17,728	26,560
Other liabilities (including from VIE of $2,705 and $3,425, respectively)	17,350	20,194
Total liabilities	1,548,506	1,590,650
Commitments and contingencies (Note 17)		
Redeemable common stock	45,382	56,741
Equity		
KBS Real Estate Investment Trust, Inc. stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value; 1,000,000,000 shares authorized, 185,320,095 and 179,431,593 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	1,853	1,794
Additional paid-in capital	1,600,848	1,548,512
Cumulative distributions and net losses	(731,918)	(545,805)
Accumulated other comprehensive loss	(8,945)	(16,668)
Total KBS Real Estate Investment Trust, Inc. stockholders' equity	861,838	987,833
Noncontrolling interest	(22,336)	4,787
Total equity	839,502	992,620
Total liabilities and equity	$ 2,433,390	$ 2,640,011

The abbreviation VIE above means variable interest entity.

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Rental income	$ 166,587	$ 177,349	$ 156,503
Tenant reimbursements	29,405	36,295	36,534
Interest income from real estate loans receivable	42,321	56,161	73,933
Interest income from real estate securities	3,090	3,507	4,623
Parking revenues and other operating income	3,154	3,104	2,608
Total revenues	244,557	276,416	274,201
Expenses:			
Operating, maintenance, and management	45,415	47,549	37,626
Real estate taxes, property-related taxes, and insurance	28,479	27,186	25,351
Asset management fees to affiliate	19,220	21,812	17,289
General and administrative expenses	8,382	7,623	5,188
Depreciation and amortization	79,667	118,036	95,275
Interest expense	58,174	59,887	67,256
Impairment charge on real estate	123,453	-	-
Provision for loan losses	11,046	178,813	104,000
Other-than-temporary impairments of real estate securities	-	5,067	50,079
Total expenses	373,836	465,973	402,064
Other income (expense)			
Gain on sale of foreclosed real estate held for sale	2,011	-	-
Income from unconsolidated joint venture	7,701	4,038	-
Other interest income	191	207	4,333
Loss on derivative instruments	-	(8)	(303)
Total other income	9,903	4,237	4,030
Loss from continuing operations	(119,376)	(185,320)	(123,833)
Discontinued operations:			
Gain on sale of real estate, net	5,646	-	-
(Loss) income from discontinued operations	(649)	(1,015)	1
Total income (loss) from discontinued operations	4,997	(1,015)	1
Net loss	(114,379)	(186,335)	(123,832)
Net loss attributable to noncontrolling interest	24,027	3,369	3,205
Net loss attributable to common stockholders	$ (90,352)	$ (182,966)	$ (120,627)
Basic and diluted earnings per common share:			
Continuing operations	(0.53)	(1.02)	(0.81)
Discontinued operations	0.03	(0.01)	0.00
Net loss per common share	$ (0.50)	$ (1.03)	$ (0.81)
Weighted-average number of common shares outstanding, basic and diluted	182,437,352	177,959,297	148,539,558
Distributions declared per common share	$ 0.525	$ 0.612	$ 0.702

See accompanying notes to consolidated financial statements.

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(dollar amounts in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Losses)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interest	Total Equity
	Shares	Amounts						
Balance, December 31, 2007	86,051,975	$ 860	$ 751,582	$ (43,917)	$ (2,085)	$ 706,440	$ 18,230	$ 724,670
Comprehensive loss:								
Net loss	-	-	-	(120,627)	-	(120,627)	(3,205)	(123,832)
Reclassifications of unrealized losses on real estate securities to income	-	-	-	-	2,085	2,085	-	2,085
Unrealized losses on derivative instruments	-	-	-	-	(6,539)	(6,539)	(24)	(6,563)
Total comprehensive loss						(125,081)	(3,229)	(128,310)
Noncontrolling interest contribution	-	-	-	-	-	-	80	80
Distributions to noncontrolling interest	-	-	-	-	-	-	(3,030)	(3,030)
Issuance of common stock	92,486,201	925	916,398	-	-	917,323	-	917,323
Redemptions of common stock	(1,535,398)	(15)	(14,413)	-	-	(14,428)	-	(14,428)
Transfers to redeemable common stock	-	-	(41,263)	-	-	(41,263)	-	(41,263)
Distributions declared	-	-	-	(104,264)	-	(104,264)	-	(104,264)
Commissions on stock issuances and related dealer manager fees to affiliate	-	-	(79,079)	-	-	(79,079)	-	(79,079)
Other offering costs	-	-	(4,507)	-	-	(4,507)	-	(4,507)
Balance, December 31, 2008	177,002,778	1,770	1,528,718	(268,808)	(6,539)	1,255,141	12,051	1,267,192
Comprehensive loss:								
Net loss	-	-	-	(182,966)	-	(182,966)	(3,369)	(186,335)
Unrealized change in market value on real estate securities	-	-	-	-	4,973	4,973	-	4,973
Unrealized losses on derivative instruments	-	-	-	-	(322)	(322)	(38)	(360)
Total comprehensive loss						(178,315)	(3,407)	(181,722)
Cumulative transition adjustment to real estate securities (see Note 6)	-	-	-	14,780	(14,780)	-	-	-
Noncontrolling interest contribution	-	-	-	-	-	-	427	427
Distributions to noncontrolling interest	-	-	-	-	-	-	(4,284)	(4,284)
Issuance of common stock	6,256,333	62	58,173	-	-	58,235	-	58,235
Redemptions of common stock	(3,827,518)	(38)	(35,898)	-	-	(35,936)	-	(35,936)
Transfers to redeemable common stock	-	-	(833)	-	-	(833)	-	(833)
Distributions declared	-	-	-	(108,811)	-	(108,811)	-	(108,811)
Commissions on stock issuances to affiliate	-	-	(1,494)	-	-	(1,494)	-	(1,494)
Other offering costs	-	-	(154)	-	-	(154)	-	(154)
Balance, December 31, 2009	179,431,593	1,794	1,548,512	(545,805)	(16,668)	987,833	4,787	992,620
Comprehensive loss:								
Net loss	-	-	-	(90,352)	-	(90,352)	(24,027)	(114,379)
Unrealized change in market value on real estate securities	-	-	-	-	6,145	6,145	-	6,145
Unrealized gains (losses) on derivative instruments	-	-	-	-	1,578	1,578	(29)	1,549
Total comprehensive loss						(82,629)	(24,056)	(106,685)
Noncontrolling interest contribution	-	-	-	-	-	-	158	158
Distributions to noncontrolling interest	-	-	-	-	-	-	(3,225)	(3,225)
Issuance of common stock	6,480,377	65	46,475	-	-	46,540	-	46,540
Redemptions of common stock	(591,875)	(6)	(4,241)	-	-	(4,247)	-	(4,247)
Transfers to redeemable common stock	-	-	11,359	-	-	11,359	-	11,359
Distributions declared	-	-	-	(95,761)	-	(95,761)	-	(95,761)
Commissions on stock issuances to affiliate	-	-	(1,160)	-	-	(1,160)	-	(1,160)
Other offering costs	-	-	(97)	-	-	(97)	-	(97)
Balance, December 31, 2010	185,320,095	$ 1,853	$ 1,600,848	$ (731,918)	$ (8,945)	$ 861,838	$ (22,336)	$ 839,502

See accompanying notes to consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2010	2009	2008
Cash Flows from Operating Activities:			
Net loss	$ (114,379)	$ (186,335)	$ (123,832)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization			
Continuing operations	79,667	118,036	95,275
Discontinued operations	1,006	2,275	1,746
Income from unconsolidated joint venture	(7,701)	(4,038)	-
Distribution of earnings from unconsolidated joint venture	7,701	3,552	-
Impairment charge on real estate	123,453	-	-
Amortization of investment in master lease	647	858	858
Noncash interest income on real estate-related investments	(3,563)	(2,938)	(18,517)
Provision for loan losses	11,046	178,634	104,000
Other-than-temporary impairments of real estate securities	-	5,067	50,079
Deferred rent	(6,932)	(4,024)	(5,191)
Bad debt expense	654	2,430	531
Amortization of deferred financing costs	2,460	4,857	7,863
Amortization of above- and below-market leases, net	(2,627)	(6,018)	(6,704)
Amortization of cost of derivative instruments	121	1,773	2,919
Unrealized loss on derivative instruments	-	8	303
Gain on sale of foreclosed real estate held for sale	(2,011)	-	-
Gain on sale of real estate, net	(5,646)	-	-
Other amortization	718	-	-
Changes in operating assets and liabilities:			
Restricted cash for operational expenditures	1,909	(549)	753
Rents and other receivables	(4,034)	(1,069)	(4,608)
Prepaid expenses and other assets	(10,585)	(5,549)	(5,129)
Accounts payable and accrued liabilities	(6,713)	(5,225)	7,134
Due to affiliates	514	2,037	629
Other liabilities	(12,317)	(4,044)	7,069
Net cash provided by operating activities	53,388	99,738	115,178
Cash Flows from Investing Activities:			
Acquisitions of real estate	-	-	(504,100)
Additions to real estate	(20,793)	(23,794)	(13,410)
Investments in real estate loans receivable	-	-	(794,815)
Proceeds from sale of real estate, net	71,118	-	-
Proceeds from sale of foreclosed real estate held for sale	44,819	-	-
Principal repayments on real estate loans receivable	70,768	27,483	24,190
Proceeds from foreclosure of real estate loan receivable	4,084	-	-
Extension fees related to real estate loans receivable	3,547	-	-
Advances on real estate loans receivable	(4,105)	(5,859)	(9,835)
Cash collateral received on impaired real estate loans receivable	-	3,992	-
Purchase of real estate securities	-	-	(44,228)
Restricted cash for capital expenditures	(2,507)	(464)	1,350
Net cash provided by (used in) investing activities	166,931	1,358	(1,340,848)
Cash Flows from Financing Activities:			
Proceeds from notes payable	43,015	48,028	523,762
Principal payments on notes payable	(98,270)	(28,228)	(321,420)
Proceeds from repurchase agreements	-	-	406,287
Principal payments on repurchase agreements	(9,660)	(14,886)	(117,387)
Purchase of derivative instruments	(179)	(420)	(2,889)
Payments of deferred financing costs	(1,217)	(1,229)	(5,047)
Proceeds from issuance of common stock	-	-	865,336
Payments to redeem common stock	(4,247)	(35,936)	(14,428)
Payments of commissions on stock issuances and related dealer manager fees	(1,160)	(1,494)	(79,648)
Payments of other offering costs	(97)	(154)	(4,663)
Distributions paid to common stockholders	(48,958)	(53,130)	(42,981)
Noncontrolling interest contributions	158	427	80
Distributions paid to noncontrolling interest	(3,225)	(4,284)	(3,030)
Net cash (used in) provided by financing activities	(123,840)	(91,306)	1,203,972
Net increase (decrease) in cash and cash equivalents	96,479	9,790	(21,698)
Cash and cash equivalents, beginning of period	55,429	45,639	67,337
Cash and cash equivalents, end of period	$ 151,908	$ 55,429	$ 45,639

See accompanying notes to consolidated financial statements.

10-K

1. ORGANIZATION

KBS Real Estate Investment Trust, Inc. (the "Company") was formed on June 13, 2005 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year that ended December 31, 2006. Substantially all of the Company's assets are held by, and the Company conducts substantially all of its operations through, KBS Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries. The Company is the sole general partner of and directly owns a 99% partnership interest in the Operating Partnership. The Company's wholly owned subsidiary, KBS REIT Holdings LLC, a Delaware limited liability company ("KBS REIT Holdings"), owns the remaining 1% partnership interest in the Operating Partnership and is its sole limited partner.

The Company owns a diverse portfolio of real estate and real estate-related investments. As of December 31, 2010, the Company owned 63 real estate properties, one master lease, 12 real estate loans receivable, two investments in securities directly or indirectly backed by commercial mortgage loans, and a preferred membership interest in a real estate joint venture. Also, as of December 31, 2010, the Company owned a 10-story condominium building with 62 units acquired through foreclosure, of which 11 condominium units, two retail spaces and parking spaces were held for sale.

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the "Advisor"), an affiliate of the Company, pursuant to an advisory agreement with the Company (as amended, the "Advisory Agreement") in effect through November 8, 2011. The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days written notice. The Advisor owns 20,000 shares of the Company's common stock.

Upon commencing its initial public offering (the "Offering"), the Company retained KBS Capital Markets Group LLC (the "Dealer Manager"), an affiliate of the Advisor, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement dated January 27, 2006 (the "Dealer Manager Agreement"). The Company ceased offering shares of common stock in its primary offering on May 30, 2008 and continues to issue shares of common stock under its dividend reinvestment plan.

The Company sold 171,109,494 shares of common stock in its primary offering for gross offering proceeds of $1.7 billion. As of December 31, 2010, the Company had sold 20,240,652 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $176.1 million. Also as of December 31, 2010, the Company had redeemed 6,050,051 of the shares sold in the Offering for $55.6 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings, the Operating Partnership, their direct and indirect wholly owned subsidiaries, and joint ventures the Company controls or for which it is the primary beneficiary, as well as the related amounts of noncontrolling interests. All significant intercompany balances and transactions are eliminated in consolidation.

The Company evaluates the need to consolidate joint ventures and consolidates joint ventures that it determines to be variable interest entities for which it is the primary beneficiary. The Company also consolidates joint ventures that are not determined to be variable interest entities, but for which it exercises control over major operating decisions through substantive participation rights, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the Securities and Exchange Commission ("SEC").

As of December 31, 2010, the Company has $270.9 million of repurchase agreements maturing on March 9, 2011 and $439.5 million of notes payable maturing on August 9, 2011. The Company has been in negotiations to either restructure or extend these debts and it believes that it will meet the requirements to extend or otherwise be permitted to extend these loans; however, there is no guarantee that the lenders would extend or refinance the outstanding balances due under these debts. On March 9, 2011 and March 13, 2011, the Company entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions, to April 22, 2011. For more information, see Note 9, "Notes Payable and Repurchase Agreements" and Note 17, "Commitments and Contingencies."

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company's prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods. In addition, the Company disposed of two properties during the year ended December 31, 2010. As a result, certain adjustments were made to the consolidated balance sheets, statements of operations and footnote disclosures for all periods presented.

Revenue Recognition

Real Estate

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and records amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

- whether the lease stipulates how a tenant improvement allowance may be spent;
- whether the amount of a tenant improvement allowance is in excess of market rates;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease.

During the years ended December 31, 2010, 2009 and 2008, the Company recognized deferred rent from tenants of $6.8 million, $3.9 million and $5.1 million, respectively. These excess amounts for the years ended December 31, 2010, 2009 and 2008 are net of $0.6 million, $0.6 million and $0.1 million, respectively, of lease incentive amortization. As of December 31, 2010 and 2009, the cumulative deferred rent receivable balance was $25.6 million and $18.3 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The cumulative deferred rent balance included $6.3 million and $6.5 million of unamortized lease incentives as of December 31, 2010 and 2009, respectively. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant's receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments. During the years ended December 31, 2010, 2009 and 2008, the Company recorded bad debt expense related to its tenant receivables of $0.6 million, $2.1 million and $0.5 million, respectively. During the year ended December 31, 2009, the Company wrote off, as a reduction to rental revenue, $1.3 million related to deferred rent receivables, primarily related to tenants in bankruptcy. The Company did not record a provision for bad debt expense related to its deferred rent receivables at December 31, 2010, 2009 and 2008, respectively.

Real Estate Loans Receivable

Interest income on the Company's real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company places loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and generally does not recognize subsequent interest income until cash is received, or the loan returns to accrual status. The Company will resume the accrual of interest if it determines the collection of interest according to the contractual terms of the loan is probable.

The Company generally recognizes income on impaired loans on either a cash basis, where interest income is only recorded when received in cash, or on a cost-recovery basis, where all cash receipts are applied against the carrying value of the loan. The Company considers the collectibility of the loan's principal balance in determining whether to recognize income on impaired loans on a cash basis or a cost-recovery basis. During the year ended December 31, 2010, the Company recognized $1.0 million of interest income related to impaired loans. Additionally, the Company accrued $84,000 of interest income related to one of the impaired loans as of December 31, 2010.

Real Estate Securities

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets and are rated "AA" and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below "AA" using the effective yield method, which requires the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security's estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.

Cash and Cash Equivalents

The Company recognizes interest income on its cash and cash equivalents as it is earned and classifies such amounts as other interest income.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant's lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related leases, including below-market renewal periods

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. The Company allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. During the year ended December 31, 2010, the Company recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture to reduce the carrying value of these properties to their estimated fair values. See Note 3, "Real Estate Held for Investment – Impairment of Real Estate." The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2009 and 2008.

Real Estate Held for Sale and Discontinued Operations

The Company generally considers non-foreclosed real estate to be "held for sale" when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale of the property within one year is considered probable and (v) significant changes to the plan to sell are not expected. Real estate that is held for sale and its related assets are classified as "real estate held for sale" and "assets related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Notes payable and other liabilities related to real estate held for sale are classified as "notes payable related to real estate held for sale" and "liabilities related to real estate held for sale," respectively, for all periods presented in the accompanying consolidated financial statements. Real estate classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less costs to sell. Additionally, the Company records the operating results related to real estate that has either been disposed of or is deemed to be held for sale as discontinued operations for all periods presented if the operations have been or are expected to be eliminated and the Company will not have any significant continuing involvement in the operations of the property following the sale.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale consists of properties acquired through foreclosure or by deed-in-lieu of foreclosure in full or partial satisfaction of non-performing loans that the Company intends to market for sale in the near term. Foreclosed real estate held for sale is recorded at the estimated fair value of the real estate less costs to sell, or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property less estimated costs to sell, if any, is charged-off against the reserve for loan losses when title to the property is obtained. Costs of holding the property are expensed as incurred in the Company's consolidated statements of operations. The gain or loss on final disposition of foreclosed real estate held for sale is recorded as other income and is considered income (loss) from continuing operations as it represents the final stage of the Company's loan collection process.

Real Estate Loans Receivable

The Company's real estate loans receivable are recorded at amortized cost, net of loan loss reserves, and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

The reserve for loan losses is a valuation allowance that reflects management's estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through "Provision for loan losses" on the Company's consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses includes a portfolio-based component and an asset-specific component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that a loss occurred in the pool of loans and the amount of the loss can be reasonably estimated, but the Company does not know which specific loans within the pool will ultimately result in losses. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company's management assigns estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower's investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company's willingness and ability to step in as owner in the event of default, and other pertinent factors. As of December 31, 2010, the Company's portfolio-based reserve is not intended to cover a significant loss on its investment in the GKK Mezzanine Loan as only a specifically identified reserve would be appropriate for a loan of its size and the Company does not believe one is warranted at this time.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded a loan loss reserve of $11.0 million, $178.8 million and $104.0 million, respectively. For the year ended December 31, 2010, the change in loan loss reserve was comprised of $16.9 million calculated on an asset-specific basis, partially offset by a reduction of $5.9 million to the portfolio-based reserve. For the year ended December 31, 2009, the change in loan loss reserve was comprised of $208.8 million calculated on an asset-specific basis, partially offset by a reduction of $30.0 million to the portfolio-based reserve. For the year ended December 31, 2008, the loan loss reserve was comprised of $50.0 million calculated on an asset-specific basis and $54.0 million from the portfolio-based reserve.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company's real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Investment in Unconsolidated Joint Venture

On July 8, 2009, the Company released the borrowers under two investments in mezzanine loans from liability and received preferred membership interests in a joint venture that indirectly owns the properties that had served as collateral for the loans. The interests were initially recorded by the Company at a fair value of $0 based on the estimated fair value of the collateral at the time of receipt of the preferred membership interests. The Company accounts for its preferred membership interests in the real estate joint venture under the equity method of accounting since the Company is not the primary beneficiary of the joint venture, but does have more than a minor interest. Since the Company will most likely only receive preferred distributions equivalent to the interest income it would have earned on its mezzanine loan investments, the Company's application of the equity method of accounting to these preferred interests results in the Company recording all distributions received as income. The Company does not record its share of the changes in the book value of the joint venture as it is not required to absorb losses and does not expect increases in the book value of the joint venture to have any material impact on the cash flows it will receive over the course of the investment. During the years ended December 31, 2010 and 2009, the Company recognized $7.7 million and $4.0 million, respectively, of preferred distributions as income from unconsolidated joint venture.

Real Estate Securities

The Company classifies its investments in real estate securities as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.

On a quarterly basis, the Company evaluates its real estate securities for impairment. The Company reviews the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company's quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

Prior to April 1, 2009, when a security was deemed to be other-than-temporarily impaired, the security was written down to its fair value (with the reduction in fair value recorded as a charge to earnings) and a new cost basis was established. The Company would calculate a revised yield based on the new cost basis of the investment (including any other-than-temporary impairments recognized to date) and estimate future cash flows expected to be realized, which was applied prospectively to recognize interest income.

Since April 1, 2009, as a result of adopting a new accounting principle, the Company is required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on its real estate securities that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The Company calculates the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).

On April 1, 2009, the Company recognized a cumulative transition adjustment of $14.8 million as an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income (loss) and to the amortized cost basis of its real estate securities. The transition adjustment was calculated as the difference between the present value of the Company's estimated cash flows for its real estate securities as of April 1, 2009 discounted at the yield used to recognize income prior to the recognition of any other-than-temporary impairments and the April 1, 2009 amortized cost basis of the securities, which reflects the cumulative other-than-temporary impairment losses that have been recorded on the Company's real estate securities that are not related to credit. Although the Company increased its amortized cost basis in the securities as a result of this transition adjustment, the securities are ultimately presented at fair value in the accompanying consolidated balance sheets with differences between fair value and amortized cost basis presented as unrealized gains or losses in accumulated other comprehensive income (loss) within the equity section of the accompanying consolidated balance sheets.

During the year ended December 31, 2010, the Company did not recognize any other-than temporary impairments on its real estate securities. During the year ended December 31, 2009, the Company recognized other-than-temporary impairments on its real estate securities of $5.1 million, all of which were recognized prior to April 1, 2009. On April 1, 2009, through its cumulative transition adjustment, the Company effectively reversed $14.8 million of cumulative non-credit related other-than-temporary impairment charges from retained earnings and recorded the amounts as unrealized losses within accumulated other comprehensive loss in the consolidated balance sheets. During the year ended December 31, 2008, the Company recognized other-than-temporary impairments on its real estate securities of $50.1 million. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions with respect to changes in interest rates. As a result, actual realized losses could materially differ from these estimates.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company's cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company's cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2010. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Wells Fargo Bank, N.A. in which it deposits the majority of its funds.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts on the Company's borrowings for security deposits, property taxes, insurance, rent from master lease, and capital improvements and replacements.

Derivative Instruments

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate real estate loans receivable and notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as gain or loss on derivative instruments in the accompanying consolidated statements of operations.

In addition to recording any changes in fair value for interest rate caps and floors, the purchase price of an interest rate cap or floor is amortized over the contractual life of the instrument. Interest rate caps (floors) are viewed as a series of call (put) options or caplets (floorlets) and as the caplets (floorlets) expire, the related cost of the expiring caplet (floorlet) is amortized to interest expense (income) and the remaining caplets and floorlets are carried at fair value.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument's inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.

For further information regarding the Company's derivative instruments, see Note 10, "Derivative Instruments."

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2010 and 2009, the Company's deferred financing costs were $3.1 million and $4.2 million, respectively, net of amortization.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company's ability to redeem shares under the share redemption program:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held the shares for one year.
- During each calendar year, redemptions are limited to the amount of net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year less amounts the Company deems necessary from such proceeds to fund current and future: capital expenditures, tenant improvement costs and leasing costs related to the Company's investments in real estate properties; reserves required by financings of the Company's investments in real estate properties; and funding obligations under the Company's real estate loans receivable, as each may be adjusted from time to time by management, provided that if the shares are submitted for redemption in connection with the stockholder's death, "qualifying disability" or "determination of incompetence", the Company will honor such redemptions to the extent that all redemptions for the calendar year are less than the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.
- During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the terms of the share redemption program, once the Company establishes an estimated value per share, the redemption price per share for all stockholders is equal to the estimated value per share, as determined by the Company's Advisor or another firm chosen for that purpose. On November 20, 2009, the Company's board of directors approved an estimated value per share of the Company's common stock of $7.17 (unaudited) based on the estimated value of the Company's assets less the estimated value of the Company's liabilities divided by the number of shares outstanding, all as of September 30, 2009. In accordance with the share redemption program, the redemption price for all stockholders whose shares were eligible for redemption was $7.17 (unaudited) per share for redemption dates from January 2010 through November 2010.

On December 2, 2010, the Company's board of directors approved an estimated value per share of the Company's common stock of $7.32 (unaudited) based on the estimated value of the Company's assets less the estimated value of the Company's liabilities divided by the number of shares outstanding, all as of September 30, 2010. Effective for the December 2010 redemption date and until the estimated value per share is updated, the redemption price for all stockholders whose shares are eligible for redemption is $7.32 (unaudited) per share. In addition, shares issued under the dividend reinvestment plan subsequent to December 2, 2010, were issued at a price of $7.32 (unaudited) per share.

The estimated value per share was based upon the recommendation and valuation of the Advisor. The Financial Industry Regulatory Authority rules, which prompted the valuation, provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the Advisor's methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. The estimated value per share is not audited and does not represent the fair value of the Company's assets, liabilities or equity computed in accordance with GAAP.

The estimated value per share is based on the estimated value of the Company's assets less the estimated value of the Company's liabilities divided by the number of shares outstanding, all as of September 30, 2010. The value of the Company's shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and finance markets. The Company expects to engage the Advisor and/or an independent valuation firm to update the estimated value per share on an annual basis, though the Company may wait up to 18 months to update the estimated value per share.

The Company's board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets because the shares are mandatorily redeemable at the option of the holder upon the stockholder's death, "qualifying disability" or "determination of incompetence" and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company's share redemption program under these special circumstances is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed in future periods are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current year dividend reinvestment plan as redeemable common stock in the accompanying consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company's redeemable common shares are contingently redeemable at the option of the holder upon the stockholder's death, "qualifying disability" or "determination of incompetence." When the Company determines it has a mandatory obligation to redeem shares under the share redemption program, it classifies such obligations from temporary equity to a liability based upon their respective settlement values. On March 25, 2009, the Company adopted an amended and restated share redemption program (which became effective on April 26, 2009) that changed the Company's mandatory obligation to redeem shares under the program. Prior to the effectiveness of the amended and restated share redemption program, a stockholder could redeem a share at his or her own option to the extent of the amount of net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. Upon effectiveness of the amended and restated share redemption program, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," the Company's obligation to redeem shares is limited to the amount of net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year in excess of amounts the Company determines are necessary to fund current and future funding obligations of the Company, as defined by the amended and restated share redemption program. When shares are tendered for redemption and the Company determines that it has a redemption obligation under the amended and restated share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. In December 2009, the Company announced that, based on 2010 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," the Company did not expect to have funds available for the redemption program in 2010. During the year ended December 31, 2010, the Company redeemed $4.2 million of common stock. The only redemptions the Company made under the share redemption program in 2010 were those that qualified as, and met the requirements for, special redemptions under the share redemption program, i.e., all redemptions under the plan were made in connection with a stockholder's death, "qualifying disability" or "determination of incompetence." In 2010, the Company fulfilled all redemption requests that qualified as special redemptions under the Company's share redemption program. On December 10, 2010, the Company announced that, based on 2011 budgeted expenditures, and except with respect to redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence," the Company does not expect to have funds available for the redemption program in 2011.

Related Party Transactions

Pursuant to the Advisory Agreement, the Company is obligated to pay the Advisor specified fees upon the provision of certain services, including the investment of funds in real estate and real estate-related investments, management of the Company's investments and other services (including, but not limited to, the disposition of investments). The Company also reimburses the Advisor for offering costs related to the dividend reinvestment plan, acquisition and origination expenses, and certain operating expenses incurred by the Advisor on behalf of the Company or incurred in connection with providing services to the Company. As detailed in the Advisory Agreement, the Advisor is also entitled to certain other fees, including an incentive fee, upon achieving certain performance goals, and the Advisor and its affiliates may receive compensation in the form of stock-based awards.

Also, under the Dealer Manager Agreement, and to the extent permitted under state securities laws, if the Company paid selling commissions in connection with the issuance of shares to an investor in the primary offering, the Company may pay the Dealer Manager selling commissions of up to 3.0% of gross offering proceeds from the issuance of shares to that investor under the dividend reinvestment plan. The Dealer Manager reallows all such selling commissions to the broker-dealer associated with such account. The Company also reimburses the Dealer Manager for certain expenses related to the dividend reinvestment plan offering.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company has granted no stock-based compensation awards to the Advisor or its affiliates and it has not incurred any subordinated participation in net cash flows or subordinated incentive listing fees during the year ended December 31, 2010 or any previous periods.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company were paid in part by the Advisor, the Dealer Manager and their affiliates on behalf of the Company, and the Advisor, the Dealer Manager and their affiliates may continue to pay some of these costs of the dividend reinvestment plan offering on behalf of the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. Through December 31, 2010, including shares issued through the Company's dividend reinvestment plan, the Company had issued 191,350,146 shares for gross offering proceeds of approximately $1.9 billion and recorded selling commissions and dealer manager fees of $158.9 million and organization and other offering costs of $16.8 million. Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to equity.

The Company ceased offering shares in its primary offering of up to 200,000,000 shares on May 30, 2008 and terminated the primary offering upon the completion of review of subscriptions submitted in accordance with its processing procedures. The Company continues to issue shares under its dividend reinvestment plan.

Operating Expenses

Under the Advisory Agreement, the Advisor has the right to seek reimbursement from the Company for all costs and expenses it incurs in connection with the provision of services to the Company, including the Company's allocable share of the Advisor's overhead, such as rent, employee costs, utilities and information technology costs. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. In the future, the Advisor may seek reimbursement for additional employee costs. The Company will not reimburse the Advisor for employee costs in connection with services for which the Advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits the Advisor or its affiliates may pay to the Company's executive officers. During the years ended December 31, 2010 and 2009, the Company reimbursed the Advisor for $38,000 and $292,000, respectively, of operating expenses incurred by the Advisor in connection with the provision of services to the Company. The Company did not reimburse the Advisor any of operating expenses incurred by the Advisor in connection with the provision of services to the Company during the year ended December 31, 2008.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company's proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

Notwithstanding the above, with respect to the Company's investment in a consolidated joint venture (the "National Industrial Portfolio") with New Leaf Industrial Partners Fund, L.P. ("New Leaf"), the asset management fee is calculated as a monthly fee equal to one-twelfth of 0.27% of the cost of the joint venture investment (inclusive of acquisition fees and expenses related thereto and the amount of debt associated with the Company's investment), as defined in the Advisory Agreement. The Advisor may also earn a performance fee related to the Company's investment in this joint venture that would in effect make the Advisor's cumulative asset management fees related to the investment equal to 0.75% of the cost of the joint venture investment (inclusive of acquisition fees and expenses related thereto and the amount of debt associated with the Company's investment), as defined, on an annualized basis from the date of the Company's investment in the joint venture through the date of calculation. This fee is conditioned upon the Company achieving certain performance thresholds and may only be paid after the repayment of advances from the Advisor. The Company's operations from the date of the Company's investment through March 31, 2010 were sufficient to meet the performance threshold in the Advisory Agreement; beginning in April 2010, the Company's operations did not meet the performance threshold in the Advisory Agreement.

Asset management fees to affiliate totaled $19.6 million, $22.1 million and $17.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amounts include asset management fees from discontinued operations.

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment shall either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by the Advisor and the Company's management and then approved by a majority of the Company's independent directors, and this change in the fee shall be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the Company, its direct or indirect wholly owned subsidiary or a joint venture or partnership in which the Company has an interest, (iii) the Advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) the Advisor recommends a revised fee arrangement with respect to such investment. As of December 31, 2010, the Company excluded two non-performing real estate loans receivable from the calculation of asset management fees. The Company also reduced the asset management fee calculation for its investment in Tribeca to reflect sales of condominium units and will continue to adjust the asset management fee calculation for future sales.

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company will pay the Advisor or its affiliates a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the real estate commissions paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold. During the year ended December 31, 2010, the Company sold two real estate properties and incurred $0.7 million of disposition fees, which were paid to the Advisor.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company's evaluations were performed for the tax years ending December 31, 2010, 2009 and 2008. As of December 31, 2010, returns for the calendar years 2006 through 2009 remain subject to examination by major tax jurisdictions.

Per Share Data

Basic net loss per share of common stock is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2010, 2009 and 2008, respectively.

Distributions declared per common share assumes each share was issued and outstanding each day during the years ended December 31, 2010, 2009 and 2008, and was based on daily record dates for distributions from January 1, 2008 through June 30, 2009 of $0.0019178 per share per day and from July 1, 2009 through December 31, 2010 of $0.00143836 per share per day. Each day during the periods from January 1, 2008 through December 31, 2010 was a record date for distributions.

Segments

The Company's segments are based on the Company's method of internal reporting which classifies its operations by investment type: real estate and real estate-related. For financial data by segment, see Note 15, "Segment Information."

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate and real estate-related investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards Updates

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU No. 2010-06"). ASU No. 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements, including a description of the reasons for the transfers. Further, this ASU requires additional disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements relating to the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* ("ASU No. 2010-20"). ASU No. 2010-20 requires the Company to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. This ASU also requires the Company to disclose additional information related to credit quality indicators, past due information, information related to loans modified in a troubled debt restructuring and significant purchases and sales of financing receivables disaggregated by portfolio segment. ASU No. 2010-20 was initially effective for interim and annual periods ending on or after December 15, 2010. As this ASU amends only the disclosure requirements for loans and the allowance for credit losses, the adoption of ASU No. 2010-20 is not expected to have a significant impact on the Company's financial statements. In January 2011, the FASB issued ASU No. 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* ("ASU No. 2011-01"). ASU No. 2011-01 announced that it was deferring the effective date of new disclosure requirements for troubled debt restructurings prescribed by ASU No. 2010-20. The effective date for those disclosures will be concurrent with the effective date for proposed ASU No. 2010-20. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of ASU No. 2010-20 may require additional disclosures, but the Company does not expect the adoption to have a material impact to its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)* ("ASU No. 2010-29"). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The adoption of ASU No. 2010-29 did not have a material impact to the Company's consolidated financial statements.

3. REAL ESTATE HELD FOR INVESTMENT

As of December 31, 2010, the Company's portfolio of real estate held for investment (including properties held through a consolidated joint venture) was composed of approximately 20.4 million rentable square feet and was 82% occupied. The properties are located in 23 states and include office and industrial properties. The following table summarizes the Company's investments in real estate as of December 31, 2010 and December 31, 2009 (in thousands):

Property	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total Real Estate Held for Investment
As of December 31, 2010:				
Office	$ 145,955	$ 888,664	$ 56,286	$ 1,090,905
Industrial *(wholly owned)*	53,271	283,725	20,946	357,942
Industrial *(held through consolidated joint venture VIE)*	50,598	265,585	3,602	319,785
Cost net of impairments	$ 249,824	$ 1,437,974	$ 80,834	$ 1,768,632
Accumulated depreciation/amortization	-	(134,902)	(43,153)	(178,055)
Net Amount	$ 249,824	$ 1,303,072	$ 37,681	$ 1,590,577
As of December 31, 2009:				
Office	$ 145,955	$ 878,817	$ 65,292	$ 1,090,064
Industrial *(wholly owned)*	53,271	282,248	25,821	361,340
Industrial *(held through consolidated joint venture VIE)*	71,180	383,027	31,142	485,349
Cost net of impairments	$ 270,406	$ 1,544,092	$ 122,255	$ 1,936,753
Accumulated depreciation/amortization	-	(112,325)	(60,106)	(172,431)
Net Amount	$ 270,406	$ 1,431,767	$ 62,149	$ 1,764,322

Operating Leases

The Company's real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2010, the leases have remaining terms of up to 11.3 years with a weighted-average remaining term of 3.5 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $3.1 million and $5.2 million as of December 31, 2010 and 2009, respectively.

The future minimum rental income from the Company's properties under non-cancelable operating leases as of December 31, 2010 for the years ending December 31 is as follows (in thousands):

2011	$ 138,630
2012	124,492
2013	108,761
2014	91,556
2015	73,237
Thereafter	190,715
	$ 727,391

For the year ended December 31, 2010, no tenant represented over 5% and no industry represented over 10% of the Company's rental income. The Company currently has approximately 400 tenants over a diverse range of industries and geographical regions. As of December 31, 2010, the Company had a bad debt reserve of $0.6 million, which represents less than 1% of annualized base rent. As of December 31, 2010, the Company has nine tenants with rent balances outstanding for over 90 days, all of which are included in this reserve.

Impairment of Real Estate

As a result of revising the Company's cash flow projections and holding period for the National Industrial Portfolio joint venture, the Company determined that the estimated undiscounted cash flows during the revised holding period (including proceeds from the disposal of the investment) were not sufficient to recover the carrying value of several of the properties in the National Industrial Portfolio; therefore, during the year ended December 31, 2010, the Company recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio to reduce the carrying value of these properties to their estimated fair values. The requirement for an impairment charge resulted from a change in the estimated holding period of this investment and a change in the estimated cash flows during the holding period. Due to a decline in the operating performance of the portfolio resulting from increased vacancies, lower rental rates and tenant bankruptcies, in addition to declines in market value across all real estate types in the period following the Company's initial investment in the National Industrial Portfolio, it is unlikely that the Company will be able to refinance or extend the mortgage and mezzanine loans secured by the National Industrial Portfolio upon their fully-extended maturities in August 2012 and the Company may not meet the requirement to exercise the final loan extensions in August 2011. As a result, the Company may be forced to relinquish the assets to the lenders at some point prior to or concurrent with the final maturities in August 2012. In the event the Company relinquishes the assets to the lenders, it would record a gain on extinguishment of the debt equal to the difference between the carrying amount of the debt at that time (currently $439.5 million, which includes amounts for noncontrolling interest of $87.9 million) and the carrying value of the collateral at that time (currently $320.7 million, which includes amounts for noncontrolling interest of $64.1 million). During the year ended December 31, 2010, the Company recognized $44.9 million of total revenues from the National Industrial Portfolio.

4. TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2010 and 2009, the Company's tenant origination and absorption costs, above-market lease assets, and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Cost, net of impairments [1]	$ 80,834	$ 122,255	$ 14,781	$ 22,728	$ (35,537)	$ (42,746)
Accumulated Amortization [1]	(43,153)	(60,106)	(8,402)	(10,744)	17,809	16,186
Net Amount	$ 37,681	$ 62,149	$ 6,379	$ 11,984	$ (17,728)	$ (26,560)

[1] In 2010 and 2009, the Company wrote off fully amortized tenant origination and absorption costs of $39.4 million and $48.1 million, above-market lease assets of $7.9 million and $4.8 million, and below-market lease liabilities of $7.2 million and $12.2 million, respectively.

KBS REAL ESTATE INVESTMENT TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2010

Increases (decreases) in net income as a result of amortization of the Company's tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the years ended December 31, 2010, 2009 and 2008 were as follows (in thousands):

	Tenant Origination and Absorption Costs			Above-Market Lease Assets			Below-Market Lease Liabilities		
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Amortization	$ (22,429)	$ (55,637)	$ (47,388)	$ (5,604)	$ (7,676)	$ (6,059)	$ 8,831	$ 13,724	$ 12,393

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2010 is expected to be amortized for the years ending December 31 (in thousands) as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2011	$ (12,699)	$ (2,473)	$ 4,959
2012	(9,232)	(2,206)	3,779
2013	(6,463)	(1,194)	3,166
2014	(3,910)	(356)	2,524
2015	(2,199)	(93)	1,471
Thereafter	(3,178)	(57)	1,829
	$ (37,681)	$ (6,379)	$ 17,728
Weighted-Average Remaining Amortization Period	4.2 years	2.9 years	4.8 years

10-K

5. REAL ESTATE LOANS RECEIVABLE

As of December 31, 2010 and 2009, the Company, through wholly owned subsidiaries, had invested in real estate loans receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired/ Originated	Property Type	Loan Type	Outstanding Principal Balance as of December 31, 2010 [1]	Book Value as of December 31, 2010 [2]	Book Value as of December 31, 2009 [2]	Contractual Interest Rate [3]	Annualized Effective Interest Rate [3]	Maturity Date [3]
First Tribeca Mezzanine Loan New York, New York [4]	07/18/2006	Multi Family Residential	Mezzanine	$ -	$ -	$ 15,896	[4]	[4]	02/01/2010
Second Tribeca Mezzanine Loan New York, New York [4]	05/03/2007	Multi Family Residential	Mezzanine	-	-	33,070	[4]	[4]	02/01/2010
Tribeca Senior Mortgage Participation New York, New York [4]	06/28/2007	Multi Family Residential	Mortgage	-	-	8,067	[4]	[4]	02/01/2010
Sandmar Mezzanine Loan Southeast U.S. [5]	01/09/2007	Retail	Mezzanine	5,000	5,046	8,085	5.40%	4.66%	01/01/2017
Park Central Mezzanine Loan New York, New York [6]	03/23/2007	Hotel	Mezzanine	15,000	14,981	15,000	One-month LIBOR + 4.48%	4.84%	11/09/2011
200 Professional Drive Loan Origination Gaithersburg, Maryland [7]	07/31/2007	Office	Mortgage	-	-	9,308	[7]	[7]	07/31/2010
Lawrence Village Plaza Loan Origination New Castle, Pennsylvania [8]	08/06/2007	Retail	Mortgage	6,920	6,878	6,469	8.00%	8.01%	09/01/2011
11 South LaSalle Loan Origination Chicago, Illinois [9]	08/08/2007	Office	Mortgage	38,794	38,794	35,171	8.00%	6.62%	09/01/2010
San Diego Office Portfolio B-Note San Diego, California	10/26/2007	Office	B-Note	20,000	14,926	14,452	5.78%	11.18%	10/11/2017
Petra Subordinated Debt Tranche A [5]	10/26/2007	Unsecured	Subordinated	25,000	25,000	25,000	11.50%	[5]	04/27/2009
Petra Subordinated Debt Tranche B [5]	10/26/2007	Unsecured	Subordinated	25,000	25,000	25,000	11.50%	[5]	10/26/2009
4929 Wilshire B-Note Los Angeles, California	11/19/2007	Office	B-Note	4,000	2,887	2,782	6.05%	12.33%	07/11/2017
Artisan Multifamily Portfolio Mezzanine Loan Las Vegas, Nevada [5] [10]	12/11/2007	Multi Family Residential	Mezzanine	20,000	18,351	17,869	One-month LIBOR + 2.50%	[5]	08/09/2010
San Antonio Business Park Mortgage Loan San Antonio, Texas	03/28/2008	Office	Mortgage	30,600	25,329	24,823	6.54%	10.10%	11/11/2017
2600 Michelson Mezzanine Loan Irvine, California [5]	06/02/2008	Office	Mezzanine	15,000	8,895	8,895	8.00%	[5]	05/11/2017
GKK Mezzanine Loan National Portfolio [11]	08/22/2008	Office/ Bank Branch	Mezzanine	458,605	457,949	471,322	One-month LIBOR + 5.20%	6.20%	03/11/2011
55 East Monroe Mezzanine Loan Origination Chicago, Illinois [12]	08/27/2008	Office	Mezzanine	-	-	55,045	[12]	[12]	09/01/2010
				$ 663,919	$ 644,036	$ 776,254			
Reserve for Loan Losses [13]				-	(97,800)	(110,478)			
				$ 663,919	$ 546,236	$ 665,776			

[1] Outstanding principal balance as of December 31, 2010 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal repayments.

[2] Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees, and direct origination and acquisition costs. Loan balances are presented gross of any asset-specific reserves.

[3] Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2010, using the interest method, divided by the average amortized cost basis of the investment during 2010. The annualized effective interest rates and contractual interest rates presented are for the year ended December 31, 2010. Maturity dates are as of December 31, 2010.

[4] See "—Recent Transactions – Tribeca Building Foreclosure."

[5] The Company has recorded an asset-specific loan loss reserve against these investments as of December 31, 2010. See "—Reserve for Loan Losses" with respect to the 2600 Michelson Mezzanine Loan, the Sandmar Mezzanine Loan, the subordinated debt investment in Petra Fund REIT Corp and the Artisan Multifamily Portfolio Mezzanine Loan.

[6] The borrower exercised its third extension option on this loan, extending the maturity date from November 9, 2010 to November 9, 2011.

[7] See "—Recent Transactions – 200 Professional Drive Loan Origination Foreclosure."

[8] The borrower under this loan has two one-year extension options, subject to certain terms and conditions.

[9] This loan matured on September 1, 2010 and the Company is currently negotiating an extension with the borrower.

[10] See "—Recent Transactions – Artisan Multifamily Portfolio Mezzanine Loan."

[11] The Company entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks."

[12] See "—Recent Transactions – Pay-off of the 55 East Monroe Mezzanine Loan Origination."

[13] See "—Reserve for Loan Losses."

As of December 31, 2010, the Company has outstanding funding commitments of $5.9 million on its loans receivable, subject to satisfaction of certain conditions by the borrowers.

As of December 31, 2010 and 2009, interest receivable from real estate loans receivable was $2.3 million and $1.6 million, respectively, and is included in rents and other receivables.

The following is a schedule of maturities for all real estate loans receivable outstanding as of December 31, 2010 (in thousands):

	Current Maturity		Fully Extended Maturity [1]	
	Face Value (Funded)	Book Value before Reserve for Loan Loss	Face Value (Funded)	Book Value before Reserve for Loan Loss
2011	$ 589,319	$ 586,953	$ 562,399	$ 561,724
2012	-	-	20,000	18,351
2013	-	-	6,920	6,878
2014	-	-	-	-
2015	-	-	-	-
Thereafter	74,600	57,083	74,600	57,083
	$ 663,919	$ 644,036	$ 663,919	$ 644,036

[1] Represents the maturities of all real estate loans receivable outstanding as of December 31, 2010 assuming the borrowers exercise all available extension options.

10-K

The following summarizes the activity related to real estate loans receivable for the year ended December 31, 2010 (in thousands):

Real estate loans receivable, net - December 31, 2009	$ 665,776
Principal repayments received on real estate loans receivable	(70,768)
Advances on real estate loans receivable	4,105
Extension fees received on real estate loans receivables	(3,547)
Accretion of discounts on purchased real estate loans receivable	2,101
Amortization of origination fees and costs on purchased and originated real estate loans receivable	2,283
Change in loan loss reserve	12,678
Deed of Trust on the Tribeca Building received in lieu of foreclosure	(57,084)
Deed of Trust on the 200 Professional Drive Mortgage Loan	(9,308)
Real estate loans receivable, net - December 31, 2010	$ 546,236

The following summarizes the Company's investments in real estate loans receivable as of December 31, 2010 (in thousands):

Outstanding principal balance	$ 663,919
Discounts on real estate loans receivable	(29,497)
Accumulated accretion of discounts on purchases of real estate loans receivable	9,671
Origination fees and costs on purchases and originations of real estate loans receivable	1,509
Accumulated amortization of origination fees and costs on purchases and originations of real estate loans receivable	(1,566)
Reserve for loan losses	(97,800)
Real estate loans receivable, net - December 31, 2010	$ 546,236

For the years ended December 31, 2010, 2009 and 2008, interest income from real estate loans receivable consisted of the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Contractual interest income	$ 37,937	$ 50,466	$ 56,914
Interest income from interest rate floor agreements	-	3,951	2,791
Accretion of purchase discounts	2,101	5,764	18,729
Amortization of origination fees and costs and acquisition costs	2,283	(2,445)	(1,826)
Amortization of cost of interest rate floor agreements	-	(1,575)	(2,675)
Interest income from real estate loans receivable	$ 42,321	$ 56,161	$ 73,933

Recent Transactions

200 Professional Drive Loan Origination Foreclosure

On July 31, 2007, the Company, through an indirect wholly owned subsidiary, originated a senior bridge loan of up to $10.5 million (the "200 Professional Drive Loan Origination") secured by a 60,528 square foot office property located at 200 Professional Drive in Gaithersburg, Maryland. In December 2010, the Company foreclosed on the 200 Professional Drive Loan Origination and received $4.1 million upon the sale of the property.

Artisan Multifamily Portfolio Mezzanine Loan

On December 11, 2007, the Company, through an indirect wholly owned subsidiary, made an investment in a mezzanine loan to fund the acquisition of two garden-style multifamily apartment complexes in Las Vegas, Nevada (the "Artisan Multifamily Portfolio Mezzanine Loan"). As of December 31, 2010, the outstanding principal balance on the loan was $20.0 million and the carrying value of the loan was $18.4 million before asset-specific impairments. The Artisan Multifamily Portfolio Mezzanine Loan was subordinate to a first mortgage loan. The loan's initial maturity was August 9, 2009 with three one-year extension options. The borrower exercised the first extension option, but due to the deterioration of the Las Vegas economy and real estate market, the borrower did not meet certain debt service coverage ratios and loan-to-value ratios to exercise the second and third extension options. In addition, the borrower failed to make its monthly debt service payments starting August 9, 2010. The Company began negotiation discussions during the third quarter of 2010 with both the mortgage lender and the borrower, in an effort to restructure the terms of the loan encumbering the properties. However, these negotiations were not finalized, and on January 21, 2011, the first mortgage lender foreclosed on the properties secured by the loan. Consequently, the Company will not receive further interest income or principal repayments on this investment. As a result, the Company determined that it would not recover any amounts due under this loan and recorded a loan loss reserve of $18.4 million to reduce the Company's net investment to $0.

Pay-off of the 55 East Monroe Mezzanine Loan Origination

On August 27, 2008, the Company, through an indirect wholly owned subsidiary, originated a mezzanine loan in the amount of $55.0 million (the "55 East Monroe Mezzanine Loan Origination") on the office component of a 49-story office and residential condominium building located at 55 East Monroe Street in downtown Chicago, Illinois. On September 9, 2010, the borrower under the 55 East Monroe Mezzanine Loan Origination paid off the entire principal balance outstanding and accrued interest in the amount of $55.2 million. The 55 East Monroe Mezzanine Loan Origination had an original maturity date of September 1, 2010 and bore interest at a fixed rate of 12.0%. The Company will retain the proceeds from repayment of the loan for future liquidity needs.

Tribeca Building Foreclosure

In 2006 and 2007, the Company made three investments related to the conversion of an eight-story loft building into a 10-story condominium building with 62 units (the "Tribeca Building") located at 415 Greenwich Street in New York, New York. The project was capitalized in part by a senior mortgage loan (the "Tribeca Senior Mortgage Loan"), a senior mezzanine loan (the "Senior Tribeca Mezzanine Loan"), and two junior mezzanine loans (the "First Tribeca Mezzanine Loan" and the "Second Tribeca Mezzanine Loan", collectively, the "Tribeca Junior Mezzanine Loans"). As of December 31, 2009, the Company's outstanding investments with book values (excluding asset-specific loan loss reserves) totaling $57.0 million consisted of (i) a 25% interest in the Tribeca Senior Mortgage Loan (the "Tribeca Senior Mortgage Loan Participation") and (ii) the Tribeca Junior Mezzanine Loans (collectively with the Tribeca Senior Mortgage Loan Participation, the "Tribeca Loans"). On February 19, 2010, the borrowers under the Tribeca Loans defaulted and the Company foreclosed on this project by exercising its right to accept 100% of the ownership interest of the borrower under the Second Tribeca Mezzanine Loan pursuant to the Second Tribeca Mezzanine Loan documents. Upon taking possession of the property, the Company recorded the Tribeca Building and the debt assumed at their respective fair values of $90.6 million and $39.2 million. The assumed debt consisted of a 75% interest in the Tribeca Senior Mortgage Loan in the amount of $24.2 million and the Senior Tribeca Mezzanine Loan in the amount of $15.0 million. In addition, the Company recorded $13.3 million of other liabilities assumed in the foreclosure. In order to protect its investment in the Tribeca Building, on April 2, 2010, the Company purchased the Senior Tribeca Mezzanine Loan for $15.0 million. See Note 8, "Foreclosed Real Estate Held for Sale."

Reserve for Loan Losses

Changes in the Company's reserve for loan losses for the year ended December 31, 2010 were as follows (in thousands):

Reserve for loan losses, December 31, 2009	$	110,478
Provision for loan losses		11,046
Charge-offs to reserve for loan losses		(23,724)
Reserve for loan losses, December 31, 2010	$	97,800

As of December 31, 2010, the total reserve for loan losses of $97.8 million consisted of $79.7 million of asset-specific reserves on impaired real estate loans receivable with an amortized cost basis of $82.3 million and $18.1 million of portfolio-based reserves on non-impaired real estate loans receivable with an amortized cost basis of $561.7 million. As of December 31, 2010, real estate loans receivable with an amortized cost basis of $77.2 million are on nonaccrual status. The asset-specific reserves relate to following impaired loans: the 2600 Michelson Mezzanine Loan, the Sandmar Mezzanine Loan, the subordinated debt investment in Petra Fund REIT Corp and the Artisan Multifamily Portfolio Mezzanine Loan. The Company recorded provision for loan losses of $11.0 million, $178.8 million and $104.0 million during the years ended December 31, 2010, 2009 and 2008, respectively. The portfolio-based loan loss reserve provides for probable losses estimated to have occurred on the pool of loans that do not have asset-specific reserves. Although the Company does not know which specific loans within the pool will ultimately result in losses, the Company believes it is probable that a loss has occurred within the pool. For the year ended December 31, 2010, the provision for loan losses was comprised of an increase of $16.9 million to the asset-specific loan loss reserves, offset by a reduction of $5.9 million calculated on a portfolio-basis. During the year ended December 31, 2010, the Company also charged-off $18.5 million of reserves for loan losses related to the Tribeca Loans in conjunction with the Company's foreclosure on the underlying project (see – "Tribeca Building Foreclosure") and $5.2 million of reserves for loan losses related to foreclosure of the 200 Professional Drive Loan Origination (see – "200 Professional Drive Loan Origination Foreclosure"). For the year ended December 31, 2009, the change in loan loss reserves was comprised of $208.8 million, calculated on an asset-specific basis, partially offset by a reduction of $30.0 million to the portfolio-based reserve. During the year ended December 31, 2009, the Company also charged-off $172.2 million of reserves for loan losses. For the year ended December 31, 2008, the change in loan loss reserves was comprised of $50.0 million, calculated on an asset-specific basis, and $54.0 million of portfolio-based reserves.

Concentration of Credit Risks

The Company's investment in the GKK Mezzanine Loan, totaling $457.9 million as of December 31, 2010, represents a significant investment to the Company that as of December 31, 2010, comprised 19% of the Company's total assets and 84% of the Company's total investments in loans receivable, after loan loss reserves. During the year ended December 31, 2010, the GKK Mezzanine Loan provided 12% of the Company's revenues and 67% of the Company's interest income from loans receivable. The GKK Mezzanine Loan was to mature on March 11, 2011. Subsequent to December 31, 2010, the maturity of the loan was extended to April 15, 2011. The GKK Mezzanine Loan is the primary security for two repurchase agreements totaling $270.9 million as of December 31, 2010. See Note 9, "Notes Payable and Repurchase Agreements" and Note 17, "Commitments and Contingencies – Concentration of Credit Risks."

The GKK Mezzanine Loan was used to finance a portion of Gramercy Capital Corp.'s ("Gramercy") acquisition of American Financial Realty Trust ("AFR") that closed on April 1, 2008. The borrowers under the GKK Mezzanine Loan are (i) the wholly owned subsidiary of Gramercy formed to own 100% of the equity interests in AFR ("AFR Owner"), (ii) AFR and (iii) certain subsidiaries of AFR that directly or indirectly own equity interests in the entities that own the AFR portfolio of properties (collectively, AFR Owner, AFR and these subsidiaries are the "GKK Borrower"). As of September 30, 2010, the most recent date that data is available, AFR and its subsidiaries owned 952 (898 consolidated (wholly owned) and 54 joint venture (partially owned)) office and bank branch properties located in 36 states and Washington, D.C., including partial ownership interests in 54 bank branch properties (a 99% interest in 52 properties and a 1% interest in 2 properties) occupied primarily by Citizens Bank. The GKK Mezzanine Loan is subordinate to secured senior loans ("senior loans") in the aggregate principal amount of approximately $1.7 billion at September 30, 2010 and prior to extension, bore interest at a variable rate of one-month LIBOR plus 520 basis points. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks." Prior to maturity, the GKK Borrower under the GKK Mezzanine Loan is required to make interest-only payments to the Company (although certain cash flow relating to a portfolio of 15 properties comprised of 3.7 million square feet primarily leased to Bank of America is required to be applied to pay down the GKK Mezzanine Loan), with the outstanding principal balance being due at maturity. The GKK Borrower is also permitted to sell certain properties subject to meeting specified conditions, including the payment of a release price to the Company.

Below is summary financial information of the collateral securing the GKK Mezzanine Loan. For periods prior to Gramercy's acquisition of AFR on April 1, 2008, AFR's historical summary financial information is presented. For the periods subsequent to Gramercy's acquisition of AFR, the summary consolidated financial information of the GKK Borrower is presented. The Company is providing the consolidated financial information of the GKK Borrower of the GKK Mezzanine Loan for the periods after April 1, 2008 because the only assets of the GKK Borrower are ownership interests in AFR and subsidiaries of AFR and the GKK Mezzanine Loan is secured by pledges of 100% of the equity interests in AFR and 100% or less of the equity interests in certain subsidiaries of AFR. The consolidated financial information of the GKK Borrower is not directly comparable to historical financial information of AFR due to closing adjustments associated with Gramercy's acquisition of AFR. Gramercy has filed a Current Report on Form 8-K and a Form12b-25, Notification of Late Filing, informing its shareholders that Gramercy is unable to file its Form 10-K within the prescribed time period due to continuing uncertainties relating to the results of its negotiations relating to the extension of the pending maturity of certain of its debt (including the GKK Mezzanine Loan, which is payable to the Company), which matures on April 15, 2011. Accordingly, as of the date of this filing, the GKK Borrower's 2010 full year results are not available, and therefore, the Company is presenting the most recent data available, which is as of and for the periods ended September 30, 2010.

The summarized unaudited financial information derived from Gramercy's real estate segment, as disclosed in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the SEC, and adjusted for discontinued operations and certain general and administrative expenses is as follows (in thousands):

Balance Sheet	AFR Pre-Acquisition [1]	GKK Borrower Post-Acquisition [2]		
	As of December 31, 2007 (unaudited)	As of December 31, 2008 (unaudited)	As of December 31, 2009 (unaudited)	As of September 30, 2010 (unaudited)
Real estate investments, net	$ 2,108,532	$ 3,178,527	$ 3,147,249	$ 3,086,880
Cash and cash equivalents	124,848	91,240	33,544	32,428
Other assets	997,998	893,419	702,486	672,214
Total assets	$ 3,231,378	$ 4,163,186	$ 3,883,279	$ 3,791,522
Mortgage notes payable	$ 1,436,248	$ 2,469,993	$ 2,337,758	$ 2,296,511
Other liabilities	1,181,333	1,052,138	1,012,294	957,710
Total liabilities	2,617,581	3,522,131	3,350,052	3,254,221
Total AFR or the Borrower's stockholders' equity	606,417	638,343	532,032	535,922
Noncontrolling interest	7,380	2,712	1,195	1,379
Total equity	613,797	641,055	533,227	537,301
Total liabilities and equity	$ 3,231,378	$ 4,163,186	$ 3,883,279	$ 3,791,522

Income Statement	AFR Pre-Acquisition [1]	GKK Borrower Post-Acquisition [2]	Combined GKK Borrower and AFR [3]	GKK Borrower Post-Acquisition [2]
	Three Months Ended March 31, 2008 (unaudited)	Nine Months Ended December 31, 2008 (unaudited)	Year Ended December 31, 2008 (unaudited)	Year Ended December 31, 2009 (unaudited)
Total revenues	$ 94,399	$ 325,364	$ 419,763	$ 437,395
Total operating expenses	(56,311)	(141,595)	(197,906)	(213,555)
Interest and other income	2,272	3,250	5,522	3,522
Depreciation and amortization	(30,189)	(69,062)	(99,251)	(110,177)
Interest expense	(30,353)	(119,954)	(150,307)	(126,678)
Gain on sale of properties	-	-	-	4,096
Equity in loss from joint venture	(542)	(2,092)	(2,634)	(2,637)
Discontinued operations	10,024	(73)	9,951	(7,129)
Net loss	(10,700)	(4,162)	(14,862)	(15,163)
Less: Net loss (income) attributable to the noncontrolling interest	1,220	(382)	838	(349)
Net (loss) income attributable to AFR or the Borrower	$ (9,480)	$ (4,544)	$ (14,024)	$ (15,512)

Income Statement	GKK Borrower Post-Acquisition [2]			
	Three Months Ended September 30, 2009 (unaudited)	Three Months Ended September 30, 2010 (unaudited)	Nine Months Ended September 30, 2009 (unaudited)	Nine Months Ended September 30, 2010 (unaudited)
Total revenues	$ 108,344	$ 107,630	$ 327,108	$ 319,858
Total operating expenses	(49,264)	(47,653)	(148,559)	(140,619)
Interest and other income	804	806	2,760	3,129
Depreciation and amortization	(26,659)	(26,484)	(82,845)	(80,238)
Interest expense	(31,497)	(29,972)	(95,802)	(89,366)
Gain on sale of properties	1,934	1,127	3,913	2,439
Equity in net loss from unconsolidated joint ventures	(659)	(757)	(1,975)	(2,099)
Discontinued operations	586	(274)	(20)	(1,225)
Net income	3,589	4,423	4,580	11,879
Less: Net income attributable to the noncontrolling interest	(38)	(61)	(175)	(184)
Net income attributable to the Borrower	$ 3,551	$ 4,362	$ 4,405	$ 11,695

[1] Represents the historical summary financial information of AFR.

[2] Represents the summarized consolidated financial information of the GKK Borrower.

[3] Represents the combined summarized financial information of AFR and the GKK Borrower and is presented for informational purposes only. The combined summarized financial information is not directly comparable to financial information of the GKK Borrower as the AFR financial information does not include closing adjustments associated with Gramercy's acquisition of AFR. The combined summarized financial information is not necessarily indicative of the actual results that would have been achieved had Gramercy acquired AFR prior to January 1, 2008.

On March 9, 2010, the GKK Borrower exercised its option to extend the maturity of this loan to March 2011. On March 15, 2010, Gramercy issued a press release stating that the Gramercy Realty portfolio, which is the division of Gramercy that contains the GKK Borrower, will experience significant rollover, rent step-downs and capital requirements through March 2011. As a result, the Gramercy Realty portfolio is expected to generate negative cash flow during the extended term of the GKK Mezzanine Loan. In addition, Gramercy noted in the press release that it has retained EdgeRock Realty Advisors, LLC, an FTI Company, to assist in evaluating strategic alternatives and the potential restructuring of Gramercy Realty's mortgage and mezzanine debt. On November 2, 2010, Gramercy issued a press release stating that it does not expect that it will be able to refinance the entire amount of mortgage and mezzanine indebtedness related to the Gramercy Realty portfolio, which includes the GKK Mezzanine Loan, prior to the final maturity of the loans and that it is unlikely to have sufficient capital to satisfy any shortfall. Subsequent to December 31, 2010, the maturity of the GKK Mezzanine Loan was extended to April 15, 2011 in anticipation of negotiations during the extension period among the Company, GKK Borrower, Gramercy and certain other mortgage and mezzanine lenders to Gramercy Realty regarding a possible extension of the GKK Mezzanine Loan and certain of the Gramercy Realty mortgage and mezzanine indebtedness and to explore strategic alternatives with respect to the investment. In connection with the extension of the GKK Mezzanine Loan, the interest rate was increased from 5.20% over LIBOR to the greater of the Prime Rate plus 1% or one-month LIBOR plus 9.20%. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks."

Due to the uncertainty of the outcome of the negotiations of the GKK Mezzanine Loan and the related repurchase agreements, the Company performed an impairment analysis of the GKK Mezzanine Loan to determine whether the loan is collectible as of December 31, 2010. This impairment analysis used various assumptions to estimate the fair value of the underlying real estate assets. The key assumptions used in the Company's analysis to determine the fair value of the underlying real estate included projected cash flows, real estate capitalization rates and real estate values per square foot. To estimate the fair value of leased properties (the majority of the portfolio), the Company generally used the 2011 projected cash flows and applied a portfolio market capitalization rate to such cash flows to determine the real estate value. The 2011 projected cash flows for the underlying real estate assets were obtained from the GKK Borrower, and while they appear reasonable based on historical cash flows, the Company can give no assurance to the accuracy of such information.

The underlying real estate assets related to the GKK Mezzanine Loan include a mixture of different property types, including office buildings, bank branches, call centers, land and parking structures. The Company's calculated values of the underlying properties exceeded the combined outstanding mortgage loan balance encumbering the properties and the carrying value of the GKK Mezzanine Loan. Based on the Company's analysis, which is limited by the information obtained to date, the Company has determined that the carrying value of the GKK Mezzanine Loan is fully secured by the collateral, and as a result, the Company has not recorded an impairment charge related to its investment in the GKK Mezzanine Loan as of December 31, 2010.

6. REAL ESTATE SECURITIES

At December 31, 2010, the Company held two investments in real estate securities classified as available-for-sale: commercial mortgage-backed securities ("CMBS") that accrued interest at a coupon rate of one-month LIBOR plus 2.30% with a contractual maturity of November 2011 and an original purchase price of $17.7 million ("Floating Rate CMBS") and securities backed by CMBS that accrue interest at a coupon rate of 4.5% with a contractual maturity of December 2017 and an original purchase price of $44.2 million ("Fixed Rate Securities"). The Company's investments in real estate securities are held at fair value and reviewed for impairment on a quarterly basis. See Note 2, "Summary of Significant Accounting Policies."

From acquisition through March 31, 2009, the Company had recognized through earnings other-than-temporary impairments of $18.2 million and $37.0 million on the Floating Rate CMBS and Fixed Rate Securities, respectively.

Beginning April 1, 2009, the Company was required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on its real estate securities that it does not intend to sell and where it is not more likely than not that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. On April 1, 2009, the Company determined the portion of the previously recorded other-than-temporary impairments that were not due to credit losses to be $14.8 million and recorded this amount as a cumulative transition adjustment to retained earnings, accumulated other comprehensive income and the amortized cost basis of the securities as of April 1, 2009, which effectively reversed $14.8 million of cumulative non-credit related other-than-temporary impairment charges from retained earnings. The Company recorded the amounts as unrealized losses within accumulated other comprehensive loss in the consolidated balance sheet. The entire adjustment of $14.8 million related to the Company's investment in the Fixed Rate Securities; the Company determined that the entire other-than-temporary impairment previously recorded for the Floating Rate CMBS was credit-related.

As of December 31, 2010, the Company determined the fair value of the Fixed Rate Securities to be $18.3 million, resulting in unrealized gains of $6.1 million for the year ended December 31, 2010. The cumulative unrealized loss of $3.7 million on the Fixed Rate Securities as of December 31, 2010 was not determined to be other-than-temporary because the Company did not experience an adverse change to its cash flow estimates for the securities and the Company believes it has the intent and ability to hold the securities for a period of time sufficient to allow for recovery of the amortized cost basis. As of December 31, 2010, the Company's Floating Rate CMBS had a fair value of $0. The fair value of the Floating Rate CMBS is consistent with its December 31, 2009 value, resulting in no unrealized gain or loss for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company did not recognize any other-than-temporary impairments on its real estate securities. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, losses and changes in interest rates. As a result, actual realized losses could materially differ from these estimates.

The following summarizes the activity related to real estate securities for the year ended December 31, 2010 (in thousands):

	Amortized Cost Basis	Unrealized Loss	Total
Real estate securities - December 31, 2009	$ 22,755	$ (9,807)	$ 12,948
Unrealized gain	-	6,145	6,145
Interest accretion on real estate securities	(818)	-	(818)
Real estate securities - December 31, 2010	$ 21,937	$ (3,662)	$ 18,275

The following table presents the fair value and unrealized gains (losses) of the Company's investments in real estate securities at December 31, 2010:

	Holding Period of Unrealized Gains (Losses) of Investments in Real Estate Securities (in thousands)					
	Less than 12 Months		12 Months or More		Total	
Investment	Fair Value	Unrealized Gains (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Floating Rate CMBS	$ -	$ -	$ -	$ -	$ -	$ -
Fixed Rate Securities	-	-	18,275	(3,662)	18,275	(3,662)
	$ -	$ -	$ 18,275	$ (3,662)	$ 18,275	$ (3,662)

7. REAL ESTATE HELD FOR SALE AND DISCONTINUED OPERATIONS

The operations of properties held for sale or to be disposed of and the aggregate net gains recognized upon their disposition are presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented. During the year ended December 31, 2010, the Company disposed of one office property and one industrial property. The following table summarizes operating income from discontinued operations for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Rental income	$ 2,692	$ 3,433	$ 3,084
Tenant reimbursements	656	900	1,021
Parking revenues and other operating income	120	82	-
Total revenues	3,468	4,415	4,105
Expenses:			
Operating, maintenance and management	1,130	816	405
Real estate taxes and insurance	703	982	682
Asset management fees to affiliate	416	296	219
General and administrative expenses	31	18	7
Depreciation and amortization	1,006	2,275	1,746
Interest expense	833	1,044	1,047
Total expenses	4,119	5,431	4,106
Other interest income	2	1	2
(Loss) income from discontinued operations	$ (649)	$ (1,015)	$ 1

The following summary presents the major components of real estate held for sale and liabilities related to real estate held for sale as of December 31, 2009 (dollars in thousands):

	December 31, 2009
Real estate held for sale	
Total real estate, at cost	$ 68,171
Accumulated depreciation and amortization	(3,890)
	$ 64,281
Liabilities related to real estate held for sale	
Note payable	$ 18,000

8. FORECLOSED REAL ESTATE HELD FOR SALE

On February 19, 2010, the borrowers under the Tribeca Loans defaulted and the Company foreclosed on the Tribeca Building by exercising its rights to accept 100% of the ownership interest of the borrower under the Second Tribeca Mezzanine Loan. The Company acquired the remaining unsold units of the Tribeca Building and assumed the project liabilities. The Company recorded the Tribeca Building at fair value using a discounted cash flow valuation model based on net realizable value (expected sales price less estimated costs to sell the unsold units) of the real estate. See Note 5, "Real Estate Loans Receivable – Tribeca Building Foreclosure."

As of December 31, 2010, the Company's investment in the Tribeca Building consisted of condominium units, retail space and parking spaces with a carrying value of $49.1 million and is presented as foreclosed real estate held for sale on the consolidated balance sheet. In addition, the Company had $0.8 million of other liabilities outstanding at December 31, 2010. During the year ended December 31, 2010, the Company sold 16 condominium units of the Tribeca Building and recognized a gain on sale of $2.0 million. During the year ended December 31, 2010, the Company recorded expenses of $3.5 million related to foreclosed real estate held for sale. As of December 31, 2010, the Company had repaid in full all mortgage debt on the Tribeca Building.

9. NOTES PAYABLE AND REPURCHASE AGREEMENTS

As of December 31, 2010 and 2009, the Company's notes payable consisted of the following (dollars in thousands):

Loan Type	Principal as of December 31, 2010	Principal as of December 31, 2009	Contractual Interest Rate as of December 31, 2010 [1]	Weighted-Average Interest Rate as of December 31, 2010 [1]	Weighted-Average Remaining Term in Years [2]
Fixed Rate					
Mortgage loans	$ 557,492	$ 534,551	4.1% - 6.4%	5.6%	2.5
	557,492	534,551			
Variable Rate					
Mortgage loans [3][4]	504,417	545,417	[5]	2.7%	0.9
Mezzanine loans [3][4]	139,492	137,478	[5]	2.4%	0.6
Repurchase agreements [6]	277,614	287,274	[7]	1.8%	0.2
	921,523	970,169			
Total Notes Payable and Repurchase Agreements	$ 1,479,015	$ 1,504,720			

[1] Contractual interest rate as of December 31, 2010 represents the range of interest rates in effect under these loans as of December 31, 2010. Weighted-average interest rate as of December 31, 2010 is calculated as the actual interest rate in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices at December 31, 2010, where applicable.

[2] Weighted-average remaining term in years represents the initial maturity dates or the maturity dates as extended as of December 31, 2010; subject to certain conditions, the maturity dates of certain loans may be further extended.

[3] The Company has entered into separate interest rate cap or swap agreements related to certain of these loans. See Note 10, "Derivative Instruments."

[4] As of December 31, 2010, the Company had a $300.0 million mortgage loan and $139.5 million of mezzanine loans held through a consolidated joint venture, all of which are non-recourse to the Company. In the aggregate, the weighted-average interest rate of the mortgage and mezzanine loans is 125 basis points over one-month LIBOR. These loans mature on August 9, 2011. The terms of the loan agreements provide for the right to extend the loans for one additional one-year period upon satisfaction of certain terms and conditions, including minimum debt service coverage requirements. Although the Company believes that it will meet the terms for extension of these loans, the Company can give no assurance in this regard. Under the mortgage loan agreement, all of the properties in the National Industrial Portfolio create a single collateral pool. The individual deeds of trust and mortgages on the properties securing the loan are cross-defaulted and this in effect creates a cross-collateralization of the properties.

[5] The contractual interest rate of these loans will vary based on one-month LIBOR plus a fixed spread. The spread on the mortgage and mezzanine loans range from 0.8% to 2.8% and 1.3% to 3.0%, respectively.

[6] See "—Repurchase Agreements."

[7] The contractual interest rate of these repurchase agreements will vary based on one-month LIBOR plus a fixed spread and one-week LIBOR plus a fixed spread. The spread on the repurchase agreements range from 1.0% to 1.5%.

10-K

As of December 31, 2010, with the exception of one mortgage loan, all of the Company's notes payable are interest-only loans during the terms of the loans with principal payable upon maturity. This mortgage loan has an outstanding principal balance of $41.0 million that requires monthly principal and interest payments, with principal payments calculated using an amortization schedule of 30 years during the term of the loan.

During the years ended December 31, 2010, 2009 and 2008, the Company incurred interest expense of $58.2 million, $59.9 million and $67.3 million, respectively. Of this amount, $3.9 million and $4.0 million were payable at December 31, 2010 and 2009, respectively. Included in interest expense was the amortization of deferred financing costs of $2.4 million, $4.9 million and $7.9 million for the years ended December 31, 2010, 2009 and 2008, respectively, and interest expense incurred as a result of the Company's interest rate swap agreements of $6.0 million, $5.9 million and $0.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following is a schedule of maturities for all notes payable and repurchase agreements outstanding as of December 31, 2010 (in thousands):

	Current Maturity			Fully Extended Maturity [1]		
	Notes Payable	Repurchase Agreements	Total	Notes Payable	Repurchase Agreements	Total
2011	$ 581,709	$ 270,923	$ 852,632	$ 39,717	$ 270,923	$ 310,640
2012	267,408	-	267,408	763,700	-	763,700
2013	103,142	6,691	109,833	148,842	-	148,842
2014	186,942	-	186,942	146,001	6,691	152,692
2015	-	-	-	40,941	-	40,941
Thereafter	62,200	-	62,200	62,200	-	62,200
	$ 1,201,401	$ 277,614	$ 1,479,015	$ 1,201,401	$ 277,614	$ 1,479,015

[1] Represents the maturities of all notes payable outstanding as of December 31, 2010 assuming the Company exercises all extension options available per the terms of the loan agreements. The Company can give no assurance that it will be able to satisfy the conditions to extend the terms of the loan agreements.

Repurchase Agreements

The carrying values of repurchase agreements, the book values of the underlying collateral and the repurchase agreement counterparties as of December 31, 2010 are as follows (dollars in thousands):

Collateral	Balance Sheet Classification of Collateral	Carrying Value of Repurchase Agreement	Book Value of Underlying Collateral	Maturity Date of Collateral	Repurchase Agreement Counterparties
GKK I - Mezzanine Loan	Real estate loans receivable, net	$ 152,394	$ 257,597	03/09/2011 [1][2]	Goldman Sachs Mortgage Company
GKK II - Mezzanine Loan	Real estate loans receivable, net	118,529	200,353	03/09/2011 [1][2]	Citigroup Financial Products, Inc.
Fixed Rate Securities	Real estate securities	6,691	18,275	12/31/2017	Deutsche Bank Securities, Inc.
		$ 277,614	$ 476,225		

[1] The Company is a guarantor of these repurchase agreements. See Note 5, "Real Estate Loans Receivable – Concentration of Credit Risks" and Note 17, "Commitments and Contingencies – Concentration of Credit Risks" for more information on the Company's investment in the GKK Mezzanine Loan and the related repurchase agreements.

[2] The Company entered into agreements to extend the maturity dates of these repurchase agreements to April 8, 2011, and upon satisfaction of certain conditions, to April 22, 2011. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks."

10-K

Recent Financing Transactions

Millennium I Building Revolving Loan

On February 12, 2010, the Company, through an indirect wholly owned subsidiary, completed the secured financing of the Millennium I Building. The Company obtained a three-year revolving loan from a financial institution that allows the Company to draw up to $29.5 million (the "Millennium I Building Revolving Loan"), subject to certain terms and restrictions. The Millennium I Building Revolving Loan bears interest at a floating rate equal to 375 basis points over one-month LIBOR, but at no point may the interest rate be less than 5.25% for unswapped portions of the loan. As of December 31, 2010, the Company had not made any draws on the Millennium I Building Revolving Loan. The loan matures on March 1, 2013, subject to two one-year extension options.

The Millennium I Building Revolving Loan is secured by the Millennium I Building. KBS REIT Properties, LLC ("REIT Properties") has provided a guaranty of the repayment of the Millennium I Building Revolving Loan. REIT Properties is one of the Company's indirect wholly owned subsidiaries and indirectly wholly owns many of the Company's properties.

Extension of National Industrial Portfolio Mortgage and Mezzanine Loans

On August 9, 2010, the Company, through the National Industrial Portfolio joint venture, extended the maturity of the National Industrial Portfolio mortgage and mezzanine loans to August 9, 2011. In connection with extending the maturity dates of the loans, the Company paid $0.2 million to enter into an interest rate cap agreement that will cap one-month LIBOR on $405.0 million of the outstanding debt at 1.0%. The terms of the loan agreements provide for the right to extend the loans for one additional year upon satisfaction of certain terms and conditions, including minimum debt service coverage requirements. Although the Company believes that it will meet the terms for extension of these loans, the Company can give no assurance in this regard.

Five Tower Bridge Mortgage Loan

On October 19, 2010, the Company, through an indirect wholly owned subsidiary (the "Five Tower Bridge Borrower"), entered into a mortgage loan with New York Life Insurance (the "Five Tower Bridge Lender") for $41.0 million secured by the Five Tower Bridge Building (the "Five Tower Bridge Mortgage Loan"). The Five Tower Bridge Mortgage Loan matures on November 10, 2014 and bears interest at a fixed rate of 4.05% per annum. Monthly payments on the Five Tower Bridge Mortgage Loan include principal and interest with principal payments calculated using an amortization schedule of 30 years during the term of the loan, with the remaining principal balance due at maturity. The Company has the right to repay the loan on or after December 10, 2012 upon no less than 60 days written notice to the lender and subject to a prepayment fee, unless prepayment occurs not more than 60 days prior to maturity. The Company used the proceeds from this loan to repay a previously outstanding mortgage on the property.

REIT Properties is providing a limited guaranty of the Five Tower Bridge Mortgage Loan with respect to certain potential costs, expenses, losses, damages, liabilities and other sums incurred by the Five Tower Bridge Lender which may result from certain actions or inactions by the Five Tower Bridge Borrower in relation to the Five Tower Bridge Mortgage Loan. REIT Properties is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Five Tower Bridge Mortgage Loan in the event of (i) certain bankruptcy or insolvency proceedings involving the Five Tower Bridge Borrower or REIT Properties and (ii) certain other intentional actions committed by the Five Tower Bridge Borrower, the Company, REIT Properties or any of their affiliates in violation of the loan documents.

10. DERIVATIVE INSTRUMENTS

The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate real estate loans receivable and notes payable. The primary goal of the Company's risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company's ability to achieve its investment return objectives. When the Company purchases or originates a variable rate debt instrument for investment, or obtains variable rate financing, it considers several factors in determining whether or not to use a derivative instrument to hedge the related interest rate risk. These factors include the Company's return objectives, the expected life of the investment, the expected life of the financing instrument, interest rates, costs to purchase hedging instruments, the terms of the debt investment, the terms of the financing instrument, the overall interest rate risk exposure of the Company, and other factors.

The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The Company also enters into interest rate floors to mitigate its exposure to decreasing interest rates on its variable rate loans receivable. The values of interest rate caps and floors are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps; conversely, decreases in interest rates, or anticipated decreases in interest rates, will generally increase the value of interest rate floors. As the remaining life of an interest rate cap or floor decreases, the value of the instrument will generally decrease towards zero.

The Company enters into interest rate swaps as a fixed rate payer to mitigate its exposure to rising interest rates on its variable rate notes payable. The value of interest rate swaps is primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of the fixed rate payer position and decrease the value of the variable rate payer position. As the remaining life of the interest rate swap decreases, the value of both positions will generally move towards zero. All of the Company's interest rate swaps and caps are designated as cash flow hedges.

The following table summarizes the notional and fair value of the Company's derivative financial instruments as of December 31, 2010 and 2009. The notional value is an indication of the extent of the Company's involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

					Fair Value of Asset (Liability)		
Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate	December 31, 2010	December 31, 2009	Balance Sheet Location
Interest Rate Swap	07/11/2008	07/11/2012	$ 119,037 [(1)]	One-month LIBOR/ Fixed at 3.82%	$ (3,608)	$ (5,580)	Other liabilities
Interest Rate Swap	11/05/2008	10/14/2010	41,000	One-month LIBOR/ Fixed at 2.29%	-	(590)	Other liabilities
Interest Rate Swap	02/05/2009	03/01/2013	45,700	One-month LIBOR/ Fixed at 2.26%	(1,313)	(444)	Other liabilities
Interest Rate Cap	08/15/2009	08/15/2011	46,000	One-month LIBOR at 2.50%	-	105	Deferred financing costs, prepaid expenses and other assets
Interest Rate Cap	08/15/2010	08/15/2011	405,000	One-month LIBOR at 1.00%	20	-	Deferred financing costs, prepaid expenses and other assets
Total derivatives designated as hedging instruments			$ 656,737		$ (4,901)	$ (6,509)	

[(1)] The notional value of this interest rate swap will be reduced to $39.7 million beginning August 1, 2011.

10-K

The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) in the accompanying consolidated statements of equity. The Company recorded unrealized gains of $1.5 million and unrealized losses of $0.4 million on derivative instruments designated as cash flow hedges in accumulated other comprehensive income (loss) during the years ended December 31, 2010 and 2009, respectively. Amounts in other comprehensive income (loss) will be reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. As a result of utilizing derivative instruments designated as cash flow hedges to hedge variable rate notes payable and repurchase agreements, the Company recognized an additional $5.9 million and $3.8 million of interest expense related to the effective portion of cash flow hedges during the years ended December 31, 2010 and 2009, respectively. The ineffective portion, reported as a component of interest expense, did not have a material impact on earnings and the Company does not anticipate that it will have a material impact in the future. During the next twelve months, the Company expects to recognize additional interest expense related to derivative instruments designated as cash flow hedges. The present value of this additional interest expense totals $4.4 million as of December 31, 2010 and is included in accumulated other comprehensive loss.

11. FAIR VALUE DISCLOSURES

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See Note 2, "Summary of Significant Accounting Policies." The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, rent and other receivables, and accounts payable and accrued liabilities: These balances reasonably approximate their fair values due to the short maturities of these items.

Real estate loans receivable: These instruments are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements.

Investment in unconsolidated joint venture: This investment is presented in the accompanying consolidated balance sheets at acquisition-date fair value and not at current fair value. The fair value of the investment in the unconsolidated joint venture was estimated using an internal valuation model that considered the Company's expected cash flows from the joint venture and estimated yield requirements of institutional investors for equity investments in real estate joint ventures with similar characteristics, including the capitalization of the joint venture, the operating performance of the joint venture's real estate and the liquidation priority of the Company's investment.

Real estate securities: These investments are classified as available-for-sale and are presented at fair value. As of December 31, 2010, the Company based its fair value measurements for the Fixed Rate Securities on quotes provided by the dealer of these securities. Since the market for these securities was determined to be inactive, the Company deemed the use of the dealer quotes as its point estimate of fair value to be appropriate by establishing a range of estimated fair values using various internal valuation techniques and concluding that the dealer quotes were within a reasonable range of fair values. The dealer utilizes a proprietary valuation model that contains unobservable inputs. The Company based its fair value measurements of the Floating Rate CMBS on an internal valuation model that considered expected cash flows from the underlying loans and yields required by market participants. As such, the Company classifies these inputs as Level 3 inputs.

Derivative instruments: These instruments are presented at fair value in the accompanying consolidated balance sheets. The valuation of these instruments is determined by a third-party expert using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps, caps and floors are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash payments (receipts). The variable cash payments (receipts) are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential nonperformance risk. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.

Notes payable and repurchase agreements: The fair value of the Company's notes payable and repurchase agreements is estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

The following are the carrying amounts and fair values of the Company's financial instruments as of December 31, 2010 and 2009, which carrying amounts do not approximate their fair value:

	December 31, 2010 (amounts in thousands)			December 31, 2009 (amounts in thousands)		
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:						
Real estate loans receivable [1]	$ 663,919	$ 546,236	$ 499,584	$ 796,972	$ 665,776	$ 613,341
Investment in unconsolidated joint venture	-	-	11,779	-	-	23,214
Financial liabilities:						
Notes payable and repurchase agreements	$ 1,479,015	$ 1,479,015	$ 1,206,780	$ 1,504,720	$ 1,504,720	$ 1,327,611

[1] Face value of real estate loans receivable is net of unfunded commitments. Carrying amount of real estate loans receivable includes loan loss reserves.

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at December 31, 2010 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, actual results could be materially different from the Company's estimate of value.

10-K

Assets and Liabilities Recorded at Fair Value

During the year ended December 31, 2010, the Company measured the following assets and liabilities at fair value on a recurring basis (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:				
Real estate securities	$ 18,275	$ -	$ -	$ 18,275
Asset derivatives	20	-	20	-
Total Assets	$ 18,295	$ -	$ 20	$ 18,275
Liability derivatives	$ (4,921)	$ -	$ (4,921)	$ -
Total Liabilities	$ (4,921)	$ -	$ (4,921)	$ -

During the year ended December 31, 2010, the Company measured the following assets and liabilities at fair value on a nonrecurring basis at the time the respective event occurred (in thousands):

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Nonrecurring Basis [1] :				
Foreclosed real estate held for sale	$ 90,606	$ -	$ -	$ 90,606
Impaired real estate	234,105	-	-	234,105
Total Assets	$ 324,711	$ -	$ -	$ 324,711
Liabilities assumed on foreclosed real estate held for sale	$ (52,483)	$ -	$ -	$ (52,483)
Total Liabilities	$ (52,483)	$ -	$ -	$ (52,483)

[1] Represent amounts at the time each event occurred.

When the Company has a collateral-dependent loan that is identified as being impaired, it is evaluated for impairment by comparing the estimated fair value of the underlying collateral, less costs to sell, to the carrying value of the loan. Due to the nature of the properties collateralizing the Company's impaired collateral-dependent loans, the Company estimated the fair value of the collateral by using an internally developed valuation model that utilizes the income approach to valuing real estate. This approach requires the Company to make significant judgments with respect to capitalization rates, market rental rates, occupancy rates, and operating expenses that are considered Level 3 inputs.

When the Company has a loan that is identified as being impaired in connection with a troubled debt restructuring resulting from a concession granted by the Company to the borrower through a modification of the loan terms, the loan is evaluated for impairment by comparing the carrying value of the loan to the present value of the modified cash flow stream discounted at the rate used to recognize interest income. This rate may not be indicative of a market rate and, therefore, the resulting present value may not be considered to be a fair value. Thus, such financial assets involved in troubled debt restructuring are not considered to be carried at fair value.

The Company performed an impairment analysis related to its loans receivable as of December 31, 2010, including the outstanding GKK Mezzanine Loan. The Company determined that there was no impairment related to its investment in the GKK Mezzanine Loan as of December 31, 2010, based upon the estimated future cash flows of the loan or the value of the underlying collateral. See Note 5, "Real Estate Loans Receivable – Concentration of Credit Risks" for further discussion.

The Company estimated the fair value of impaired real estate by using a 10-year discounted cash flow analysis. The cash flow analysis utilized internally prepared cash flow estimates, terminal capitalization rates within historical average ranges and discount rates that fall within ranges the Company believes are used by market participants. The capitalization rate ranges and discount rate ranges were obtained from third-party service providers and the capitalization rate ranges were gathered for specific metro areas and applied on a property-by-property basis.

The table below presents a reconciliation of the beginning and ending balances of financial instruments of the Company having recurring fair value measurements based on significant unobservable inputs (Level 3) for the year ended December 31, 2010 (in thousands):

	For the Year Ended December 31, 2010
Balance, December 31, 2009	$ 12,948
Unrealized losses on real estate securities	6,145
Interest accretion real estate securities	(818)
Balance, December 31, 2010	$ 18,275
Unrealized loss included in other comprehensive income (loss)	$ 6,145

12. RELATED PARTY TRANSACTIONS

The Company has entered into an Advisory Agreement with the Advisor that is in effect through November 8, 2011 and a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and/or the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering, the investment of funds in real estate and real estate-related investments, the management of those investments and the disposition of investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor, the Dealer Manager, and their affiliates on behalf of the Company (as discussed in Note 2, "Summary of Significant Accounting Policies") and certain costs incurred by the Advisor in providing services to the Company. The Advisor and Dealer Manager also serve as the advisor and dealer manager, respectively, for KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc. During the years ended December 31, 2010, 2009 and 2008, no transactions occurred between the Company and these other entities.

Pursuant to the terms of the Advisory Agreement and Dealer Management Agreement, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2010, 2009 and 2008, respectively, and any related amounts payable as of December 31, 2010 and 2009 (in thousands):

	Incurred			Payable	
	2010	2009	2008	2010	2009
Expensed					
Asset management fees [1] [2]	$ 19,636	$ 22,108	$ 17,508	$ 5,386	$ 4,881
Reimbursement of operating expenses [3]	38	292	-	9	-
Disposition fees	726	-	-	-	-
Additional Paid-in Capital					
Selling commissions	1,160	1,494	48,979	-	-
Dealer manager fees	-	-	30,100	-	-
Reimbursable other offering costs	-	79	2,918	-	-
Capitalized					
Acquisition fees	-	-	9,686	-	-
Advances from Advisor	-	-	-	1,600	1,600
	$ 21,560	$ 23,973	$ 109,191	$ 6,995	$ 6,481

[1] See Note 2, "Summary of Significant Accounting Policies — Related Party Transactions — Asset Management Fee."

[2] Amounts include asset management fees from discontinued operations.

[3] The Advisor may seek reimbursement for employee costs under the Advisory Agreement. Commencing July 1, 2010, the Company has reimbursed the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts were the only employee costs reimbursed under the Advisory Agreement as of December 31, 2010. The Company will not reimburse for employee costs in connection with services for which KBS Capital Advisors earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company's executive officers.

Advances from Advisor and Joint Venture Performance Fees

Pursuant to the Advisory Agreement, the Advisor agreed to advance funds to the Company equal to the amount by which the cumulative amount of distributions declared by the Company from January 1, 2006 through the period ending August 31, 2010 exceeds the amount of the Company's Funds from Operations (as defined below) from January 1, 2006 through August 31, 2010. The Advisor agreed that the Company will only be obligated to reimburse the Advisor for these advances if and to the extent that the Company's cumulative Funds from Operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to the Company's stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the Company's stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the Advisor. No amounts have been advanced since January 2007. The Advisory Agreement defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by the Company and that are related to any property, loan or other investment acquired or expected to be acquired by the Company and (ii) any non-operating noncash charges incurred by the Company, such as impairments of property or loans, any other than temporary impairments of real estate securities, or other similar charges. The Company and the Advisor have agreed that the Advisor will not extend the agreement to advance funds for distribution record dates after August 31, 2010.

Pursuant to the Advisory Agreement, the Advisor may also earn a performance fee related to the Company's investment in the National Industrial Portfolio that would in effect make the Advisor's cumulative fees related to the investment equal to 0.75% of the cost of the joint venture investment on an annualized basis from the date of the Company's investment in the joint venture through the date of calculation. This fee is conditioned upon the amount of the Company's Funds from Operations (as defined in the Advisory Agreement). The Company's operations from the date of the Company's investment through March 31, 2010 were sufficient to meet the Funds from Operations condition per the Advisory Agreement; beginning in April 2010, the Company's operations did not meet the Funds from Operations condition per the Advisory Agreement. As a result, as of December 31, 2010, the Company had accrued for incurred but unpaid performance fees of $5.4 million from inception through March 31, 2010. Although these performance fees have been incurred as of December 31, 2010, the Advisory Agreement further provides that the payment of these fees shall only be made after the repayment of advances from the Advisor. As of December 31, 2010, $1.6 million of advances from the Advisor remain unpaid.

13. CONSOLIDATED JOINT VENTURE AND NONCONTROLLING INTEREST

The Company holds an 80% membership interest in a joint venture with New Leaf. The joint venture, referred to as the National Industrial Portfolio, owns 23 industrial properties and holds a master lease with a remaining term of 12.25 years with respect to another industrial property. Although the Company holds an 80% membership interest and income, losses and distributions are generally allocated based on the members' respective membership interests, the Company and New Leaf have equal voting rights with regard to certain major decisions. Based on these facts, the Company determined its investment in the National Industrial Portfolio joint venture to be a variable interest, and therefore, the National Industrial Portfolio joint venture to be a variable interest entity.

New Leaf is the manager of the joint venture; however, its authority is limited. It may not cause the joint venture to undertake activities or incur expenses with respect to the National Industrial Portfolio properties not authorized by the operating agreement, the approved budget or the approved business plan, except certain limited expenditures. New Leaf also may not cause the joint venture to make certain decisions without the Company's consent, including any action that would reasonably be expected to have a substantial or material effect upon the joint venture, any of its subsidiaries or the National Industrial Portfolio properties. Under the terms of the operating agreement for the joint venture, the Company and New Leaf may be required to make additional capital contributions to the joint venture to fund operating reserves or expenses approved in the budget or business plan.

Due to provisions within the joint venture agreement that would allow the Company to exercise control over the liquidation of the joint venture, the Company concluded that it is the primary beneficiary of this variable interest entity. Therefore, the Company consolidates the joint venture in its financial statements and records the portion of the joint venture not owned by the Company as noncontrolling interest. During the year ended December 31, 2010, the National Industrial Portfolio joint venture recognized a net loss of $120.1 million.

14. SUPPLEMENTAL CASH FLOW AND SIGNIFICANT NONCASH TRANSACTION DISCLOSURES

Supplemental cash flow and significant noncash transaction disclosures were as follows (in thousands):

	For the Year Ended December 31,		
	2010	2009	2008
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 55,952	$ 55,779	$ 60,760
Supplemental Disclosure of Significant Noncash Transactions:			
Investment in real estate acquired through foreclosure	$ 90,606	$ 40,750	$ -
Liabilities assumed through foreclosure of real estate	$ 52,483	-	-
(Decrease) increase in distributions payable	$ 263	$ (2,554)	$ 5,592
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$ 46,540	$ 58,235	$ 55,691

15. SEGMENT INFORMATION

The Company presently operates in two business segments based on its investment types: real estate and real estate-related. Under the real estate segment, the Company has invested primarily in office and industrial properties located throughout the United States. Under the real estate-related segment, the Company has invested in and originated mortgage loans, mezzanine loans and other real estate-related assets, including mortgage-backed securities and preferred membership interest investments. All revenues earned from the Company's two operating segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, "Summary of Significant Accounting Policies."

The Company evaluates the performance of its segments based upon net operating income from continuing operations ("NOI"), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income and income from its unconsolidated joint venture investment less loan servicing costs, asset management fees and interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company's real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company's definition.

The following tables summarize total revenues and NOI for each reportable segment for the years ended December 31, 2010, 2009 and 2008, and total assets and total liabilities for each reportable segment as of December 31, 2010 and 2009 (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Real estate segment	$ 199,146	$ 216,748	$ 195,595
Real estate-related segment	45,411	59,668	78,556
Total segment revenues	244,557	276,416	274,151
Corporate-level	-	-	50
Total Revenues	$ 244,557	$ 276,416	$ 274,201
Interest Expense:			
Real estate segment	$ 53,060	$ 54,345	$ 61,791
Real estate-related segment	5,114	5,542	5,465
Total interest expense	$ 58,174	$ 59,887	$ 67,256
NOI:			
Real estate segment	$ 59,263	$ 73,653	$ 58,137
Real estate-related segment	41,707	50,367	68,542
Total NOI	$ 100,970	$ 124,020	$ 126,679

	December 31,	
	2010	2009
Assets: [(1)]		
Real estate segment	$ 1,679,276	$ 1,856,666
Real estate-related segment	568,149	682,048
Total segment assets	2,247,425	2,538,714
Real estate held for sale	-	64,281
Forclosed real estate held for sale	49,110	-
Corporate-level [(2)]	136,855	37,016
Total assets	$ 2,433,390	$ 2,640,011
Liabilities:		
Real estate segment	$ 1,259,647	$ 1,274,721
Real estate-related segment	278,211	287,758
Total segment liabilities	1,537,858	1,562,479
Real estate held for sale	-	18,000
Corporate-level [(3)]	10,648	10,171
Total liabilities	$ 1,548,506	$ 1,590,650

[(1)] The Company had $20.8 million and $24.3 million in additions to long-lived assets in the real estate segment during the years ended December 31, 2010 and 2009, respectively. There are no long-lived assets in the real estate-related segment.

[(2)] Total corporate-level assets consisted primarily of cash and cash equivalents of approximately $136.7 million and $36.9 million as of December 31, 2010 and 2009, respectively.

[(3)] As of December 31, 2010 and 2009, corporate-level liabilities consisted primarily of amounts due to affiliates, accruals for legal and accounting fees and distributions payable.

The following table reconciles the Company's net loss to its NOI for the years ended December 31, 2010, 2009 and 2008 (amounts in thousands):

	Years Ended December 31,		
	2010	2009	2008
Net loss	$ (114,379)	$ (186,335)	$ (123,832)
Gain on sale of foreclosed real estate held for sale	(2,011)	-	-
Other interest income	(191)	(207)	(4,333)
Loss on derivative instruments	-	8	303
General and administrative expenses	8,382	7,623	5,188
Depreciation and amortization	79,667	118,036	95,275
Impairment charge on real estate	123,453	-	-
Provision for loan losses	11,046	178,813	104,000
Other-than-temporary impairments of real estate securities	-	5,067	50,079
Total income (loss) from discontinued operations	(4,997)	1,015	(1)
NOI	$ 100,970	$ 124,020	$ 126,679

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except per share amounts):

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 64,624	$ 61,715	$ 61,065	$ 57,153
Net income (loss) attributable to common stockholders	$ 4,418	$ (95,706)	$ 3,783	$ (2,847)
Income (loss) per common share, basic and diluted	$ 0.03	$ (0.53)	$ 0.02	$ (0.02)
Distributions declared per common share [(1)]	$ 0.129	$ 0.131	$ 0.132	$ 0.133

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 78,839	$ 71,277	$ 65,662	$ 60,638
Net income (loss) attributable to common stockholders	$ (1,851)	$ (170,770)	$ 3,595	$ (13,940)
Income (loss) per common share, basic and diluted	$ (0.01)	$ (0.96)	$ 0.02	$ (0.08)
Distributions declared per common share [(1)]	$ 0.172	$ 0.175	$ 0.132	$ 0.133

[(1)] Distributions declared per common share assumes the share was issued and outstanding each day during the respective quarterly period from January 1, 2009 through December 31, 2010. Each day during the period from January 1, 2009 through December 31, 2010 was a record date for distributions. Distributions were calculated at a rate of $0.0019178 per share per day from January 1, 2009 through June 30, 2009 and at a rate of $0.00143836 per share per day from July 1, 2009 through December 31, 2010.

10-K

17. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor for certain services that are essential to the Company, including the management of the Company's real estate and real estate-related investment portfolio; the disposition of real estate and real estate-related investments; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.

Concentration of Credit Risks

The Company owns a significant number of mezzanine loans that as of December 31, 2010 comprised 21% of the Company's total assets and 78% of the Company's total investments in loans receivable, before loan loss reserves. During the year ended December 31, 2010, the Company's investments in mezzanine loans provided 14% of the Company's revenues and 82% of the Company's interest income from loans receivable.

Mezzanine loans are secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property and involve a higher degree of risk, including refinance risk and maturity risk, than a senior mortgage loan with a first priority lien. In general, if the Company has a first priority lien on the collateral securing a loan and the borrower fails to make all required payments or is unable to repay its loans at maturity, the Company may agree to extend the loan at similar terms, modify the terms of the loan, or foreclose on the collateral. If the Company forecloses on the collateral, it may either operate the property, resulting in the Company receiving any cash flows generated by the property or the Company paying any cash shortfalls related to the property, or sell the property for whatever amount it can obtain, which may or may not be equal to the loan balance prior to foreclosure. In general, if the Company owns a mezzanine loan and the borrower fails to make all required payments or is unable to repay its loan at maturity, the Company may have more restrictions and fewer options regarding the resolution of its investment. In certain circumstances, the senior lenders, in conjunction with the Company, may be willing to grant the borrower extensions or may grant extensions in exchange for more favorable terms (such as higher interest rates, a partial payoff, the entitlement to a portion of a junior lender's interest income, etc.). In the event of a default, the Company, as the mezzanine lender, may foreclose on the ownership interests of the borrower and take legal title to the property subject to the existing senior loans. The Company could then operate the property on its own behalf. In the event that the senior loans have matured or have gone into default concurrently with the Company's foreclosure, the Company could attempt to negotiate an extension or modification with the senior lenders as the new borrower; however, if the senior lenders were not willing to extend or modify the loans and the Company was not able to repay the senior loans, or if the property did not and was not expected to have sufficient cash flow to cover the debt service on the senior loans, the Company would most likely relinquish its interests or rights in the investment to the holders of the senior loans. In addition, losses realized by mezzanine lenders may be greater than losses realized by senior lenders as the rights of mezzanine lenders are subordinate to those of senior lenders. For example, if a property was liquidated by a group of lenders consisting of a senior lender and a mezzanine lender, the proceeds of the liquidation would be applied to the senior lender's loan balance first with any remaining proceeds going to the mezzanine lender.

The GKK Mezzanine Loan represents a significant investment to the Company that as of December 31, 2010 comprised 19% of the Company's total assets and 84% of the Company's total investments in loans receivable, after loan loss reserves. During the year ended December 31, 2010, the GKK Mezzanine Loan provided 12% of the Company's revenues and 67% of the Company's interest income from loans receivable. As of December 31, 2010, the Company has not recorded an impairment charge related to its investment in the GKK Mezzanine Loan. Based on an analysis of the value of the assets securing the GKK Mezzanine Loan, the Company concluded that the GKK Mezzanine Loan is fully secured by the collateral and no impairment is necessary as of December 31, 2010. The Company will continue to monitor the performance of the Gramercy Realty portfolio and the performance of the GKK Borrower under the terms of the GKK Mezzanine Loan. There is no assurance that the Company will not realize an impairment charge related to this investment in the future and it is reasonably possible that as a result of receiving additional information related to the assets securing the GKK Mezzanine Loan or a change in other facts and circumstances that an impairment may be realized. The cash flows provided by the properties securing the GKK Mezzanine Loan are currently sufficient to cover the GKK Borrower's debt service obligations should the GKK Mezzanine Loan be further extended; however, the interest rate under the GKK Mezzanine Loan is variable and will fluctuate based on changes in LIBOR. If the cash flows provided by the properties were to decrease to the extent that these cash flows were no longer sufficient to cover debt service obligations, the GKK Borrower might rely on its parent company to fund any debt service shortfalls. In the event the GKK Borrower's parent company was unable or unwilling to do so, the GKK Borrower might default under any extension to its loan.

As of December 31, 2010, the outstanding principal balance of the GKK Mezzanine Loan was $458.6 million. The GKK Mezzanine Loan is security for two repurchase agreements totaling $270.9 million as of December 31, 2010. Prior to the extensions discussed below, the maturity date of the GKK Mezzanine Loan was March 11, 2011 and the maturity dates of the repurchase agreements were March 9, 2011.

On March 11, 2011 and on March 13, 2011, the Company, through wholly owned subsidiaries, and the GKK Borrower entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011, respectively. These extension agreements also extended the maturity dates of the mortgage loan (the "Mortgage Loan") and the junior mezzanine loan (the "Junior Mezzanine Loan") related to Gramercy's realty portfolio to April 15, 2011. The Company has no ownership interest in either the Mortgage Loan or the Junior Mezzanine Loan. As part of the GKK extension agreements, Gramercy agreed to pay $3.5 million in the aggregate on March 14, 2011 for amounts that may be due and payable by it under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan and for costs and expenses the GKK Borrower or the borrowers under the Mortgage Loan or Junior Mezzanine Loan are otherwise responsible to pay. The extension agreements provide that as of March 12, 2011 interest will accrue on the mezzanine loan at a rate equal to the greater of the Prime Rate plus 1% or one-month LIBOR plus 9.2%. Notwithstanding anything contained in the extension agreements to the contrary, in the event that the GKK Borrower or the borrowers under the Mortgage Loan or Junior Mezzanine Loan fail to pay invoices related to the Gramercy realty portfolio and the related assets when such invoices become due, then the Company, the Mortgage Loan lenders and the Junior Mezzanine Loan lenders may give notice, at their discretion, that a termination event has occurred under the extension agreements and, upon such notice, the maturity date under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan shall be deemed to have occurred. The purposes of these extension agreements with the GKK Borrower and the borrowers under the Mortgage Loan and Junior Mezzanine Loan are to consider proposals regarding long-term extensions of the loans and to explore strategic alternatives with respect to the investment. The Company can give no assurance as to the outcome of any of these negotiations.

On March 9, 2011 and March 13, 2011, the Company's subsidiaries that are the borrowers under the repurchase agreements (collectively, "KBS GKK") entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK extension agreements (referenced above), to April 22, 2011. As part of the extensions of the repurchase agreements, the Company paid $5.0 million in the aggregate to the repurchase agreement lenders and paid an additional $5.0 million in the aggregate to the repurchase agreement lenders on March 22, 2011. Of the initial $5.0 million paid to the lenders, approximately $4.1 million will be used for the reduction of the principal balance under the repurchase agreements. Under the terms of the extensions to the repurchase agreements, KBS GKK and the lenders generally agreed not to exercise any rights under the GKK Mezzanine Loan agreements without the others' prior written consent, except the lenders have the right to exercise KBS GKK voting and consent rights (without KBS GKK's consent) in the event of any bankruptcy, act of insolvency or similar proceeding with respect to the GKK Borrower under the GKK Mezzanine Loan or any borrower under the Mortgage Loan or Junior Mezzanine Loan, or should any action occur with respect to which the lenders, in their sole determination, deem it necessary or advisable to avoid or otherwise address an actual or potential material adverse effect on the value of the real estate assets owned by the subsidiaries of the GKK Borrower under the GKK Mezzanine Loan. Additionally, to the extent KBS GKK or any of its affiliates acquire the equity in the GKK Borrower or any of its subsidiaries, or acquire any rights to exercise any vote or action in connection with such equity, KBS GKK agreed not to exercise such rights without the repurchase agreement lenders' prior written consent. KBS GKK further agreed that any proceeds from the GKK Mezzanine Loan, including the equity in the GKK Borrower or any of its subsidiaries, shall be delivered to the repurchase agreement lenders as additional collateral under the Repurchase Agreements. From and after March 9, 2011, certain amounts owed by KBS GKK to the lenders under the Repurchase Agreements will accrue interest at an annual rate equal to the Federal Funds Rate plus 450 basis points (from LIBOR plus 150 basis points prior to the extension). KBS GKK will pay to the lenders all amounts received by KBS GKK under the GKK Mezzanine Loan in excess of interest payments.

The extensions to the repurchase agreements were granted in anticipation of negotiations during the extension period among the parties regarding possible two-year extensions of the repurchase agreements. The possible two-year extensions would be conditioned on KBS GKK paying its lenders approximately $130.0 million (reduced by the payments made by KBS GKK under the extensions to the repurchase agreements). A portion of these payments would be used to pay costs and expenses and the remainder of these payments would be used to repay the outstanding principal balance under the repurchase agreements. However, the Company can give no assurance as to the ultimate outcome of these negotiations. Even if the Company is able to reach an agreement with KBS GKK's lenders to extend the repurchase agreements for two years, there is no assurance that the Company will be able to raise the capital necessary to pay the repurchase agreement lenders $130 million within the time period required. If the Company is unable to reach an agreement during the extension period, there is no guarantee that KBS GKK will be able to repay the outstanding amounts under the repurchase agreements, refinance the outstanding balance under the repurchase agreements with other lenders or otherwise renegotiate the terms of the repurchase agreements with the current lenders.

Should KBS GKK default under the repurchase agreements, the Company, as guarantor of the repurchase agreements, would be obligated to satisfy all obligations of KBS GKK under the repurchase agreements. In such instance, the Company may be required to make cash payments, attempt to obtain additional financing and/or pledge any or all of its real estate-related assets as additional collateral under the repurchase agreements. The Company may also be required to surrender to the repurchase agreement lenders its investment in the GKK Mezzanine Loan, which has an outstanding principal balance of $458.6 million as of March 9, 2011 and secures the repurchase agreements. Under the terms of the guaranty, the guarantor's liability is primary, and the Company would be required to pay all amounts outstanding under the repurchase agreements. As of March 31, 2011, the Company does not have sufficient cash to repay the amounts outstanding under the repurchase agreements should the guaranty be called by the lenders. The Company may be forced to sell or surrender assets it would not otherwise wish to sell to meet the guaranty obligations.

In the event of defaults under the GKK Mezzanine Loan, the Mortgage Loan and the Junior Mezzanine Loan (whether on the extended maturity date or a default related to a to be negotiated extension), the most junior lender could foreclose on the ownership interests of the junior borrower and either operate the properties and pay the debt service on the remaining loans, or, if the values were sufficient, sell the properties and repay the remaining loans. If the most junior lender elected not to foreclose on the ownership interests of the junior borrower, the Company could (subject to obtaining approval of the repurchase agreement lenders) foreclose on the membership interests of the GKK Borrowers and assume the more senior loans. Under such a scenario, the Company could decide to operate the properties and pay the debt service, or, if the values were sufficient, sell some or all of the properties and repay the remaining loans. In some cases, if the Company were to foreclose on the membership interests of the GKK Borrower, the Company may need to obtain the consent of third party lenders to assume the debt placed on the properties owned by the subsidiaries of the GKK Borrower. The Company may not have the ability or willingness to operate the properties or assume the liabilities related to the properties. If the Company decides to operate the properties, the Company would need to extend the first priority liens on the properties beyond April 15, 2011 and it would need to repay or refinance the amounts outstanding under the repurchase agreements (discussed above) or renegotiate the terms of the repurchase agreements. There is no guarantee that the senior mortgage lenders and the repurchase agreement lenders would be willing to do so.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

18. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Distributions Paid

On January 14, 2011, the Company paid distributions of $8.3 million, which related to distributions declared for each day in the period from December 1, 2010 through December 31, 2010. On February 15, 2011, the Company paid distributions of $8.3 million, which related to distributions declared for each day in the period from January 1, 2011 through January 31, 2011, and on March 15, 2011, the Company paid distributions of $7.5 million, which related to distributions declared for each day in the period from February 1, 2011 through February 28, 2011.

Distributions Declared

On January 21, 2011, the Company's board of directors declared distributions based on daily record dates for the period from February 1, 2011 through February 28, 2011, which the Company paid on March 15, 2011, and distributions based on daily record dates for the period from March 1, 2011 through March 31, 2011, which the Company expects to pay in April 2011. On March 28, 2011, the Company's board of directors declared distributions based on daily record dates for the period from April 1, 2011 through April 30, 2011, which the Company expects to pay in May 2011. Investors may choose to receive cash distributions or purchase additional shares through the Company's dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00143836 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 5.25% annualized rate based on a purchase price of $10.00 per share or a 7.17% annualized rate based on shares purchased under the Company's dividend reinvestment plan at the current price per share of $7.32.

Pay-off of the Midland Industrial Buildings Mortgage Loan

On December 22, 2006, in connection with the acquisition of Midland Industrial Portfolio, the Company, through an indirect wholly owned subsidiary, entered into a five-year mortgage loan with Greenwich Capital Financial Products, Inc. for $24.1 million secured by the Midland Industrial Portfolio (the "Midland Industrial Buildings Mortgage Loan"). The Midland Industrial Buildings Mortgage Loan bore interest at a fixed rated of 5.775% per annum for the first two years and 5.855% thereafter. On January 6, 2011, the maturity date of the loan, the Company paid off the entire principal balance outstanding and accrued interest in the amount of $24.2 million.

Extension of GKK Mezzanine Loan and Repurchase Agreements

On March 11, 2011 and on March 13, 2011, the Company, through wholly owned subsidiaries, and the GKK Borrower entered into agreements to extend the maturity date of the GKK Mezzanine Loan to April 15, 2011, respectively. On March 9, 2011 and March 13, 2011, the Company's subsidiaries that are the borrowers under the repurchase agreements related to the GKK Mezzanine Loan entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions in the GKK extension agreements, to April 22, 2011. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks."

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-off	Balance at End of Year
Year Ended December 31, 2010				
Allowance for doubtful accounts	$ 2,555	$ 654	$ (2,592)	$ 617
Reserve for loan losses	110,478	11,046	(23,724)	97,800
Year Ended December 31, 2009				
Allowance for doubtful accounts	$ 760	$ 2,430	$ (635)	$ 2,555
Reserve for loan losses	104,000	178,634	(172,156)	110,478
Year Ended December 31, 2008				
Allowance for doubtful accounts	$ 234	$ 531	$ (5)	$ 760
Reserve for loan losses	-	104,000	-	104,000

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2010

(dollar amounts in thousands)

				Initial Cost to Company				Gross Amount at which Carried at Close of Period					
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements [1]	Total	Costs Capitalized Subsequent to Acquisition	Land	Building and Improvements [1]	Total [2]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Sabal Pavilion Building	Tampa, FL	100%	$ 14,700	$ 3,245	$ 22,455	$ 25,700	$ 1,125	$ 3,245	$ 19,663	$ 22,908	2,297	1998	07/07/2006
Plaza in Clayton	Saint Louis, MO	100%	62,200	2,793	91,162	93,955	7,299	2,793	90,437	93,230	13,103	2001	09/27/2006
825 University Avenue Building	Norwood, MA	100%	19,000	4,165	27,087	31,252	20	4,165	27,103	31,268	5,314	2004/2006	12/05/2006
Midland Industrial Buildings	McDonough, GA	100%	24,050	5,040	30,504	35,544	-	5,040	30,578	35,618	4,356	2000	12/22/2006
Crescent Green Buildings	Cary, NC	100%	32,400	6,200	42,508	48,708	337	6,200	41,254	47,454	7,003	1996/1997/1998	01/31/2007
625 Second Street Building	San Francisco, CA	100%	33,700	8,400	43,430	51,830	3,051	8,400	42,834	51,234	4,413	1906/1999	01/31/2007
Sabal VI Building	Tampa, FL	100%	11,040	2,600	14,917	17,517	568	2,600	15,173	17,773	2,395	1988	03/05/2007
The Offices at Kensington	Sugar Land, TX	100%	18,500	1,575	27,161	28,736	1,581	1,575	27,522	29,097	3,407	1998	03/29/2007
Royal Ridge Building	Alpharetta, GA	100%	21,718	3,500	33,166	36,666	550	3,500	29,968	33,468	4,845	2001	06/21/2007
9815 Goethe Road Building	Sacramento, CA	100%	-	2,043	15,180	17,223	18	2,043	14,826	16,869	3,083	1992	06/26/2007
Bridgeway Technology Center	Newark, CA	100%	26,824	11,299	34,705	46,004	91	11,300	31,144	42,444	2,858	1996	06/27/2007
Opus National Industrial Portfolio	Various	100%	69,277	18,455	110,149	128,604	1,013	18,455	108,209	126,664	13,470	Various	07/25/2007
National Industrial Portfolio [3]	Various	80%	439,492	71,468	452,255	523,723	11,004	50,597	272,344	322,941	10,497	Various	08/08/2007
Plano Corporate Center I & II	Plano, TX	100%	30,591	5,344	45,273	50,617	2,599	5,344	46,562	51,906	7,175	1999/2001	08/28/2007
2200 West Loop South Building	Houston, TX	100%	17,426	7,446	31,015	38,461	1,975	7,446	31,392	38,838	3,977	1974/2000	09/05/2007
ADP Plaza	Portland, OR	100%	20,900	5,100	28,755	33,855	1,954	5,100	28,446	33,546	3,459	1981	11/07/2007
Woodfield Preserve Office Center	Schaumburg, IL	100%	80,000	7,001	121,603	128,604	3,117	7,001	117,385	124,386	18,664	2001	11/13/2007
Nashville Flex Portfolio	Nashville, TN	100%	29,728	8,350	46,441	54,791	3,426	8,350	46,165	54,515	6,108	Various	11/15/2007
Patrick Henry Corporate Center	Newport News, VA	100%	10,175	5,050	13,900	18,950	1,627	5,050	13,983	19,033	1,815	1989	11/29/2007
South Towne Corporate Center I and II	Sandy, UT	100%	22,500	4,600	45,921	50,521	2,392	4,600	46,450	51,050	5,586	1999/2006	11/30/2007
Rivertech I and II	Billerica, MA	100%	25,025	3,931	42,111	46,042	-	3,931	42,130	46,061	5,841	1983/2001,2007	02/20/2008
Suwanee Pointe	Suwanee, GA	100%	9,790	2,030	16,185	18,215	-	2,030	16,185	18,215	2,010	2008	05/22/2008
Millennium I Building	Addison, TX	100%	-	3,350	71,657	75,007	5,527	3,350	73,164	76,514	8,055	2000	06/05/2008
Tysons Dulles Plaza	McLean, VA	100%	76,375	38,839	121,210	160,049	3,404	38,839	122,419	161,258	15,738	1986-1990	06/06/2008
Great Oaks Center	Alpharetta, GA	100%	19,349	7,743	28,330	36,073	110	7,743	27,656	35,399	2,678	1999	07/18/2008
University Park Buildings	Sacramento, CA	100%	10,123	4,520	22,029	26,549	435	4,520	21,908	26,428	2,823	1981	07/31/2008
Meridian Tower	Tulsa, OK	100%	7,626	2,050	16,728	18,778	1,054	2,050	16,849	18,899	2,821	1982	08/18/2008
North Creek Parkway Center	Bothell, WA	100%	18,634	11,200	30,755	41,955	2,727	11,200	31,579	42,779	4,437	1986-1987	08/28/2008
Five Tower Bridge Building	West Conshohocken, PA	100%	40,941	10,477	65,689	76,166	3,408	10,477	67,097	77,574	7,735	2001	10/14/2008
City Gate Plaza	Sacramento, CA	100%	9,317	2,880	18,895	21,775	3	2,880	18,383	21,263	2,092	1988-1990	11/25/2008
		TOTAL	$ 1,201,401	$ 270,694	$ 1,711,176	$ 1,981,870	$ 60,415	$ 249,824	$ 1,518,808	$ 1,768,632	$ 178,055		

[1] Building and improvements include tenant origination and absorption costs.

[2] The aggregate cost of real estate for federal income tax purposes was $1.9 billion.

[3] During the year ended December 31, 2010, the Company recognized an impairment charge of $123.5 million with respect to 17 properties within the National Industrial Portfolio joint venture to reduce the carrying value of these properties to their estimated fair values.

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2010

(dollar amounts in thousands)

	2010	2009	2008
Real Estate [1]			
Balance at the beginning of the year	$ 2,004,924	$ 2,007,576	$ 1,495,007
Acquisitions	-	39,440 [2]	520,609
Improvements	20,792	21,218	13,410
Write-off of fully depreciated and fully amortized assets	(35,081)	(63,310)	(21,450)
Impairment	(154,742)	-	-
Sales	(67,261)	-	-
Balance at the end of the year	$ 1,768,632	$ 2,004,924	$ 2,007,576
Accumulated depreciation [1]			
Balance at the beginning of the year	$ 176,321	$ 120,685	$ 45,444
Depreciation expense	77,912	118,946	96,691
Write-off of fully depreciated and fully amortized assets	(35,081)	(63,310)	(21,450)
Impairment	(37,169)	-	-
Sales	(3,928)	-	-
Balance at the end of the year	$ 178,055	$ 176,321	$ 120,685

[1] Amounts include real estate held for sale.

[2] Acquisition in 2009 relates to the 18301 Von Karman Building, which the Company received in satisfaction of its investment in the 18301 Von Karman Loans on October 6, 2009.

10-K

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE IV

MORTGAGE LOANS ON REAL ESTATE

December 31, 2010

(dollar amounts in thousands)

	Interest Rate [1]	Interest Rate as of December 31, 2010 [1]	Final Maturity Date [2]	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages
Wholly Owned							
Sabal Pavilion Building - Mortgage Loan	6.38%	6.38%	08/01/13	Interest only	$ -	$ 14,700	$ 14,700
Plaza in Clayton - Mortgage Loan	5.90%	5.90%	10/06/16	Interest only	-	62,200	62,200
Crescent Green Building - Mortgage Loan	5.68%	5.68%	02/01/12	Interest only	-	32,400	32,400
625 Second Street Building - Mortgage Loan	5.85%	5.85%	02/01/14	Interest only	-	33,700	33,700
Sabal VI Building - Mortgage Loan	5.84%	5.84%	10/01/11	Interest only	-	11,040	11,040
The Offices at Kensington - Mortgage Loan	5.52%	5.52%	04/01/14	Interest only	-	18,500	18,500
Royal Ridge Building - Mortgage Loan	5.96%	5.96%	09/01/13	Interest only	-	21,718	21,718
Plano Corporate Center I & II - Mortgage Loan	5.90%	5.90%	09/01/12	Interest only	-	30,591	30,591
2200 West Loop South Building - Mortgage Loan	5.89%	5.89%	10/01/14	Interest only	-	17,426	17,426
ADP Plaza - Mortgage Loan	5.56%	5.56%	10/01/13	Interest only	-	20,900	20,900
Tysons Dulles Plaza - Mortgage Loan	5.90%	5.90%	03/10/14	Interest only	-	76,375	76,375
Five Tower Bridge - Revolving Loan	4.05%	4.05%	11/10/14	Principal and Interest	-	40,941	40,941
825 University Avenue Building - Mortgage Loan	5.59%	5.59%	12/06/13	Interest only	-	19,000	19,000
Midland Industrial Buildings - Mortgage Loan	5.86%	5.86%	01/06/11	Interest only	-	24,050	24,050
Bridgeway Technology Center - Mortgage Loan	6.07%	6.07%	08/01/13	Interest only	-	26,824	26,824
Cedar Bluffs - Mortgage Loan	5.86%	5.86%	07/01/11	Interest only	-	4,627	4,627
Portfolio Mortgage Loan #1	5.30%	5.30%	05/01/11	Interest only	-	102,500	102,500
Portfolio Mortgage Loan #2	One-month LIBOR + 2.20%	5.13%	07/09/12	Interest only	-	158,717	158,717
Portfolio Mortgage Loan #3	One-month LIBOR + 2.75%	5.01%	03/01/12	Interest only	-	45,700	45,700
					-	761,909	761,909
National Industrial Portfolio Joint Venture							
National Industrial Portfolio - Mortgage Loan	One-month LIBOR + 0.84%	1.10%	08/09/11	Interest only	-	300,000	300,000
National Industrial Portfolio - Mezzanine Loan A	One-month LIBOR + 1.71%	1.97%	08/09/11	Interest only	-	40,200	40,200
National Industrial Portfolio - Mezzanine Loan B	One-month LIBOR + 2.01%	2.27%	08/09/11	Interest only	-	32,300	32,300
National Industrial Portfolio - Mezzanine Loan C	One-month LIBOR + 2.26%	2.52%	08/09/11	Interest only	-	32,300	32,300
National Industrial Portfolio - Mezzanine Loan D	One-month LIBOR + 3.01%	3.27%	08/09/11	Interest only	-	26,200	26,200
National Industrial Portfolio - Mezzanine Loan E	One-month LIBOR + 1.25%	1.51%	08/09/11	Interest only	-	8,492	8,492
					-	439,492	439,492
Total Notes Payable					$ -	$ 1,201,401	$ 1,201,401
Repurchase Agreements							
GKK I - Mezzanine Loan - Repurchase Agreement	One-month LIBOR + 1.50%	1.76%	03/09/11 [3]	Interest only	$ -	$ 152,394	$ 152,394
GKK II - Mezzanine Loan - Repurchase Agreement	One-month LIBOR + 1.50%	1.76%	03/09/11 [3]	Interest only	-	118,529	118,529
Fixed Rate Securities - Repurchase Agreement	One-week LIBOR + 1.00%	1.25%	08/14/13	Interest only	-	6,691	6,691
Total Repurchase Agreements					$ -	$ 277,614	$ 277,614
Total Notes Payable and Repurchase Agreements					$ -	$ 1,479,015	$ 1,479,015

[1] Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2010. Interest rate is calculated as the actual interest rate in effect at December 31, 2010 (consisting of the contractual interest rate and the effect of contractual floor rates and interest rate caps, floors and swaps), using interest rate indices at December 31, 2010, where applicable.

[2] Represents the initial maturity date or the maturity date as extended as of December 31, 2010; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

[3] The Company entered into agreements to extend the maturity of these repurchase agreements to April 8, 2011, and upon the satisfaction of certain conditions, to April 22, 2011. See Note 17, "Commitments and Contingencies – Concentration of Credit Risks" for further discussion about the extensions.

KBS REAL ESTATE INVESTMENT TRUST, INC.

SCHEDULE IV

MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

December 31, 2010

(dollar amounts in thousands)

Reconciliation of Mortgage Loans on Real Estate

Balance at January 1, 2010	$	1,504,720
Additions during period:		
New mortgage loans		80,210
Draws on mezzanine loan		2,015
Deductions during period:		
Pay-off of prior existing debt		(80,210)
Pay-off of loan with property disposition		(18,000)
Collections of principal		(9,720)
Balance at December 31, 2010	$	1,479,015

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on March 31, 2011.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By: /s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ CHARLES J. SCHREIBER, JR. Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director	March 31, 2011
/s/ DAVID E. SNYDER David E. Snyder	Chief Financial Officer	March 31, 2011
/s/ PETER MCMILLAN III Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	March 31, 2011
/s/ STACIE K. YAMANE Stacie K. Yamane	Chief Accounting Officer	March 31, 2011
/s/ HANK ADLER Hank Adler	Director	March 31, 2011
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	March 31, 2011
/s/ STUART A. GABRIEL, PH.D. Stuart A. Gabriel, Ph.D.	Director	March 31, 2011

Exhibit 31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Schreiber Jr., certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2011

/s/ Charles J. Schreiber, Jr.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director

10-K

Exhibit 31.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Snyder, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Real Estate Investment Trust, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

10-K

Date: March 31, 2011

/s/ David E. Snyder

David E. Snyder
Chief Financial Officer

Exhibit 32.1

**Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust, Inc. (the "Registrant") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Charles J. Schreiber, Jr., Chief Executive Officer and Director of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 31, 2011

/s/ Charles J. Schreiber, Jr.

Charles J. Schreiber, Jr.
Chairman of the Board,
Chief Executive Officer and Director

10-K

Exhibit 32.2

**Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act Of 2002**

In connection with the Annual Report on Form 10-K of KBS Real Estate Investment Trust, Inc. (the "Registrant") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David E. Snyder, the Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 31, 2011

/s/ David E. Snyder

David E. Snyder

Chief Financial Officer

10-K



Real Estate
Investment
Trust

Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 8, 2011

Dear Stockholder:

On Friday, July 8, 2011, we will hold our 2011 annual meeting of stockholders at The Island Hotel, Cabrillo Room, 690 Newport Center Drive, Newport Beach, California 92660. The meeting will begin at 10:00 a.m. Pacific daylight time. Directions to the meeting can be obtained by calling (866) 584-1381.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2012.
   The Board of Directors recommends a vote FOR each nominee

2. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

Your board of directors has selected April 11, 2011 as the record date for determining stockholders entitled to vote at the meeting.

With respect to some stockholders, we are taking advantage of Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the internet. A notice of availability of proxy materials is being mailed to such stockholders on or about April 19, 2011.

With respect to all other stockholders, we are providing a hard copy of our proxy materials under cover of this letter. The proxy statement, proxy card and our 2010 annual report to stockholders are being mailed to such stockholders on or about April 19, 2011.

Whether you plan to attend the annual meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 8, 2011:

Our proxy statement, form of proxy card and 2010 annual report to stockholders are also available at http://www.eproxy.com/kbsreit1

By Order of the Board of Directors

Charles J. Schreiber, Jr.
Chairman

Newport Beach, California
April 19, 2011

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your proxy to vote your shares at the 2011 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. In this case, they will vote FOR all of the director nominees. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion. If you do not submit your proxy, they will not vote your shares of common stock. This is why it is important for you to return the proxy card to us (or submit your proxy via the internet or by telephone) as soon as possible whether or not you plan on attending the annual meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Friday, July 8, 2011, at 10:00 a.m. Pacific daylight time at The Island Hotel, Cabrillo Room, 690 Newport Center Drive, Newport Beach, California 92660.

Q: Who is entitled to vote?

A: Anyone who owned our common stock at the close of business on April 11, 2011, the record date, is entitled to vote at the annual meeting. However, our advisor, KBS Capital Advisors LLC, which owned 20,000 shares of our common stock as of the record date, has agreed to abstain from voting any of its shares in any vote for the election of directors, any vote regarding the removal of the advisor or its affiliates, or any vote regarding a transaction between us and the advisor or its affiliates.

Q: Will my vote make a difference?

A: Yes. Your vote could affect the composition of our board of directors. Moreover, your vote is needed to ensure that the proposal can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

Q: How many shares of common stock are outstanding?

A: As of April 11, 2011, there were 186,689,264 shares of our common stock issued and outstanding, of which 186,674,530 were whole shares that are eligible to vote.

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Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders holding a majority of the outstanding shares. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each whole share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on the election of nominees to serve on the board of directors and on any other proposal properly brought before the annual meeting.

Q: How does the board of directors recommend I vote on the proposal?

A: The board of directors recommends a vote FOR each of the nominees for election as director who are named in this proxy statement.

Q: How can I vote?

A: You can vote in person at the annual meeting or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the internet at http://www.eproxy.com/kbsreit1; or
- by telephone, by calling (866) 977-7699.

For those stockholders with internet access, we encourage you to vote via the internet, since it is quick, convenient and provides a cost savings to us. When you vote via the internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the annual meeting, you can submit your vote in person, and any previous votes that you submitted, whether by internet, telephone or mail, will be superseded.

Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the annual meeting by:

(1) notifying Peter McMillan III, our Secretary;
(2) attending the meeting and voting in person;
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

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Q: What are the voting requirements to elect the board of directors?

A: Under our charter a majority of the votes present in person or by proxy at the annual meeting is required for the election of the directors. This means that a director nominee needs to receive more votes for his or her election than against his or her election in order to be elected to the board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director.** If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

Q: What is a broker "non-vote"?

A: A broker "non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. On July 1, 2009, the SEC eliminated the ability of brokers to exercise discretionary voting in uncontested director elections at stockholder meetings that are held on or after January 1, 2010. The change prohibits brokers from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors at our annual meeting.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at our annual meeting of stockholders in 2012 may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2012 annual meeting, director nominations and other stockholder proposals must be received by Peter McMillan III, our Secretary, no later than January 20, 2012. To also be eligible for inclusion in our proxy statement for the 2012 annual meeting, director nominations and other stockholder proposals must be received by Mr. McMillan by December 21, 2011.

Q: Who pays the cost of this proxy solicitation?

A: We will pay all of the costs of soliciting these proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Is this proxy statement the only way that proxies are being solicited?

A: No. In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates, as well as third-party proxy service companies we retain, may also solicit proxies in person, via the internet, by telephone or by any other electronic means of communication we deem appropriate. We currently have no arrangements with paid solicitors.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

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CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of our board of directors. The board of directors oversees our operations and makes all major decisions concerning our business. During 2010, our board of directors held nine meetings. For biographical information regarding our directors, see " – Executive Officers and Directors" below.

There are two committees of our board: the audit committee and the conflicts committee. Information regarding each of these committees is set forth below.

Board Leadership Structure

Our board of directors is composed of two of our sponsors, Charles J. Schreiber, Jr. and Peter McMillan III, and three independent directors. Our board composition and the corporate governance provisions in our charter ensure strong oversight by independent directors. Our board's two committees, the audit committee and the conflicts committee, are composed entirely of independent directors. Our company is led by Mr. Schreiber, who has served as Chairman of our board of directors and our Chief Executive Officer since our inception in 2005. Although the board of directors has not established a policy on whether the role of the Chairman and Chief Executive Officer should be combined, in practice the board of directors has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman of the board of directors, Mr. Schreiber is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other board members) and providing information to the other directors in advance of meetings and between meetings. Mr. Schreiber's direct involvement in the company's operations makes him best positioned to lead strategic planning sessions and determine the time allocated to each agenda item in discussions of our short- and long-term objectives. As a result, the board of directors currently believes that maintaining a structure that combines the roles of the Chairman and Chief Executive Officer is the appropriate leadership structure for our company. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, our entire board reviews information regarding the company's liquidity, credit, operations, regulatory compliance and compliance with covenants in our material agreements, as well as the risks associated with each. In addition, each year our board reviews significant variances between our current portfolio business plan and our original underwriting analysis and each quarter the members review significant variances between our current results and our projections from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to the portfolio. The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the board of directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our board of directors, and all of the members of the audit committee and the conflicts committee, are "independent" as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The board of directors has determined that Hank Adler, Barbara R. Cambon and Stuart A. Gabriel, Ph.D. each satisfies the bright-line criteria and that none has

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a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of the board. None of these directors has ever served as (or is related to) an employee of ours or of any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

The Audit Committee

General

The audit committee's function is to assist our board of directors in fulfilling its responsibilities by overseeing (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors and our internal audit function. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. Our audit committee updated and revised our audit committee charter in August 2010. The audit committee charter is available on our web site at www.kbsreit.com.

The members of the audit committee are Hank Adler (chair), Barbara R. Cambon and Stuart A. Gabriel, Ph.D. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Professor Adler satisfies the SEC's requirements for an "audit committee financial expert." During 2010, the audit committee held five meetings.

Independent Registered Public Accounting Firm

During the year ended December 31, 2010, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young representatives will be present at the annual meeting of stockholders and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young representatives will be available to respond to appropriate questions posed by stockholders. The audit committee has engaged Ernst & Young as our independent auditors to audit our financial statements for the year ended December 31, 2011. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

The audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services in order to ensure that the provision of such services does not impair the auditors' independence. In determining whether or not to pre-approve services, the audit committee will consider whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2010 and 2009 were pre-approved in accordance with the policies and procedures described above.

Principal Independent Registered Public Accounting Firm Fees

The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2010 and 2009, are set forth in the table below.

	2010	2009
Audit fees	$585,000	$643,500
Audit-related fees	75,000	84,500
Tax fees	167,000	108,600
All other fees	–	–
Total	$827,000	$836,600

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.

- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.

- All other fees – These are fees for any services not included in the above-described categories.

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Report of the Audit Committee

The function of the audit committee is oversight of the financial reporting process on behalf of the board of directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the audit committee. Membership on the audit committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the audit committee reviewed and discussed the 2010 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Ernst & Young, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young their independence from us. In addition, the audit committee considered whether Ernst & Young's provision of non-audit services is compatible with Ernst & Young's independence.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

April 11, 2011

The Audit Committee of the Board of Directors:
Hank Adler (chair), Barbara R. Cambon, and Stuart A. Gabriel, Ph.D.

The Conflicts Committee

General

The members of our conflicts committee are Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D., all of whom are independent directors. Our charter empowers the conflicts committee to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the conflicts committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of limits set forth in our charter; and
- discharging the board's responsibilities relating to compensation.

The primary responsibilities of the conflicts committee are enumerated in our charter. The conflicts committee does not have a separate committee charter. During 2010, the conflicts committee held seven meetings.

Oversight of Executive Compensation

As noted above, our conflicts committee discharges the board's responsibilities relating to the compensation of our executives. Because we do not have any paid employees and our executive officers do not receive any compensation directly from us, these responsibilities are limited to administering our Employee and Independent Director Incentive Stock Plan. As of April 11, 2011, no awards have been granted under the plan. Furthermore, there is no timetable for the grant of any awards under the Employee and Independent Director Incentive Stock Plan, and our board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. Our executive officers have no role in determining the amount or form of executive compensation.

Our Employee and Independent Director Incentive Stock Plan was approved and adopted prior to the commencement of our initial public offering in order to (i) furnish incentives to individuals chosen to receive share-based awards because we consider them capable of improving our operations and increasing our profits; (ii) encourage selected persons to accept or continue employment with our advisor; and (iii) increase the interest of our independent directors in our welfare through their participation in the growth in the value of our shares of common stock. The total number of shares of common stock reserved for issuance under the Employee and Independent Director Incentive Stock Plan is equal to 5% of our outstanding shares at any time, but not to exceed 10,000,000 shares.

Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, KBS Capital Advisors, our advisor, and/or its affiliates and our executive officers are compensated by these entities, in part, for their services to us or our subsidiaries. See "Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

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Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all 80,000,000 shares available for sale. We expect to use substantially all of the net proceeds from our dividend reinvestment plan for general corporate purposes, including but not limited to, (i) the repurchase of shares under our share redemption program, (ii) current and future capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties; (iii) establishing and maintaining reserves required by financings of our investments in real estate properties; and (iv) meeting funding obligations under our real estate loans receivable. For the year ended December 31, 2010, the costs of raising capital under our dividend reinvestment plan represented 3% of the capital raised.

Acquisition and Investment Policies. We focused our investment efforts on the acquisition of a diverse portfolio of real estate and real estate-related assets. We sought to diversify our portfolio by investment type, geographic region, and tenant/borrower base. As of February 28, 2011, our investment portfolio consisted of 74% and 26% real estate and real estate-related investments, respectively, based on the carrying value of the investments. We do not currently expect to make significant new acquisitions of real estate or real estate-related investments in the future. Our primary business objectives are: (i) to maintain and, if possible, improve the quality and income-producing ability of our investments; (ii) to position our investments to maximize their value; and (iii) to manage our portfolio to remain compliant with REIT requirements under the Internal Revenue Code of 1986, as amended.

Borrowing Policies. In order to execute our investment strategy, we utilized mortgage, mezzanine and repurchase financings to finance a portion of our investment portfolio. Our management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest rate risks, are properly balanced with the benefits of maintaining such leverage. As of December 31, 2010, we had $270.9 million of repurchase agreements maturing on March 9, 2011 and $439.5 million of notes payable maturing on August 9, 2011. We have been in negotiations to either restructure or extend these debts and we believe that we will meet the requirements to extend or otherwise be permitted to extend these loans; however, there is no guarantee that the lenders would extend or refinance the outstanding balances due under these debts. On March 9, 2011 and March 13, 2011, we entered into agreements with the repurchase agreement lenders to extend the maturity dates of each repurchase agreement to April 8, 2011 and, upon the satisfaction of certain conditions, to April 22, 2011. For more information about borrowings, see our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

Our target leverage is approximately 50% of the cost of all of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for the purchase of any single property or other investment. Our charter generally limits our total borrowings to 75% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in the next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We did not exceed our charter limitation on borrowing during any quarter of 2010. As of February 28, 2011, our borrowings were approximately 58% and 61% of the cost (before depreciation or other non-cash reserves) and book value (before depreciation) of our tangible assets, respectively.

Disposition Policies. We originally intended to hold our core properties for four to seven years. However, economic and market conditions may influence us to hold our investments for different periods of time, and we currently expect our hold period is likely to last for several more years. We generally intend to hold our real estate-related investments until maturity. We may hold some of our investments in mortgage and mezzanine loans for four to seven years, though we expect to hold some of our loan investments for two to three years. However, the period that we will hold any investment will vary depending on the type of asset, interest rates and other factors, including economic and market conditions. Upon acquisition of any investment, our advisor develops a well-defined exit strategy for the investment and regularly performs a hold-sell analysis on each asset in order to determine the optimal time to sell the asset in order to generate a favorable return. Periodic reviews of each asset focus on the remaining available value enhancement opportunities for the asset and the demand for the asset in the marketplace. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized the asset's value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves each year that we update periodically during the year. We will utilize proceeds from our dividend reinvestment plan, potential debt financings and our cash flow from operations to fund our working capital needs and to build a moderate level of cash reserves if we decide to do so. We believe these capital sources will be sufficient to meet our working capital needs for the upcoming year. For additional information regarding our cash needs during 2011, including maturities under our debt obligations, see our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2010 did not exceed the charter imposed limitation because our total operating expenses were less than 2% of our average invested assets. For the four consecutive quarters ending December 31, 2010, total operating expenses represented approximately 1% of average invested assets. Our net income was negative for the period.

Liquidation or Listing Policy. If we do not list our shares of common stock on a national securities exchange by November 2012, our charter requires that we seek stockholder approval of the liquidation of the company, unless a majority of the conflicts committee determines that liquidation is not then in the best interests of our stockholders. If a majority of the conflicts committee does determine that liquidation is not then in the best interests of our stockholders, our charter requires that the conflicts committee revisit the issue of liquidation at least annually. Further postponement of listing or stockholder action regarding liquidation would only be permitted if a majority of the conflicts committee again determined that liquidation would not be in the best interest of our stockholders. If we sought and failed to obtain stockholder approval of our liquidation, our charter would not require us to list or liquidate, and we could continue to operate as before. If we sought and obtained stockholder approval of our liquidation, we would begin an orderly sale of our properties and other assets. We believe it is in the best interest of our stockholders not to list our shares of common stock on a national stock exchange at this time. In light of current conditions in the capital markets, we believe that listing our shares for trading on a national stock exchange at this time is not likely to enhance value for our stockholders. In addition, we currently believe it is more cost effective to remain unlisted and utilize KBS Capital Advisors as our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Finally, our shares are offered as a long-term investment. We believe that the ability to provide our stockholders with liquidity in the near-term is outweighed by the long-term benefits of allowing the portfolio to mature. Due to the continuing impact of the disruptions in the financial markets on the values of our investments, it is increasingly likely that we will postpone a liquidity event beyond November 2012 in order to improve the prospects for investors to have their capital returned and to realize a profit on their investment, likely through sales of individual or pooled assets.

Our Policy Regarding Transactions with Related Persons

Our charter requires our conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2010 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own our advisor, KBS Capital Advisors, and KBS Capital Markets Group LLC, the dealer manager in our public offering. We refer to these individuals as our sponsors. They are also our executive officers. All four of our sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Since our inception, our advisor has provided day-to-day management of our business. Among the services provided by our advisor under the terms of the advisory agreement are the following:

- finding, presenting and recommending to us real estate property and real estate-related investment opportunities consistent with our investment policies and objectives;
- structuring the terms and conditions of our investments, sales and joint ventures;
- acquiring properties and other investments on our behalf in compliance with our investment objectives and policies;
- sourcing and structuring our loan originations;

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- arranging for financing and refinancing of properties and our other investments;
- entering into leases and service contracts for our properties;
- supervising and evaluating each property manager's performance;
- reviewing and analyzing the properties' operating and capital budgets;
- assisting us in obtaining insurance;
- generating an annual budget for us;
- reviewing and analyzing financial information for each of our assets and the overall portfolio;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;
- performing investor-relations services;
- maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the IRS and other regulatory agencies;
- engaging and supervising the performance of our agents, including our registrar and transfer agent; and
- performing any other services reasonably requested by us.

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Our advisor is subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent. Our advisory agreement has a one-year term expiring November 8, 2011, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2010 through the most recent date practicable, which was February 28, 2011, we have compensated our advisor as set forth below.

The offering costs of our dividend reinvestment plan (other than selling commissions) may be paid in part by our advisor, the dealer manager and their affiliates on our behalf. These offering costs include all expenses incurred by us in connection with our public offering, including but not limited to legal, accounting, printing, mailing, and filing fees. Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for the offering costs paid by them on our behalf, provided that our advisor is obligated to reimburse us to the extent selling commissions and organization and other offering costs incurred by us in the offering exceed 15% of our gross offering proceeds. From January 1, 2010 through February 28, 2011, no offering expenses were incurred by our advisor on our behalf.

We incur acquisition fees payable to our advisor equal to 0.75% of the cost of our acquired investments, including acquisition expenses and any debt attributable to such investments. These fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. During the period from January 1, 2010 through February 28, 2011, we did not acquire any investments and did not incur any acquisition fees.

In addition to acquisition fees, we reimburse our advisor for amounts that it pays in connection with the selection, acquisition or development of a property or the selection and acquisition or origination of a real estate-related investment, whether or not we ultimately acquire the asset. From January 1, 2010 through February 28, 2011, our advisor and its affiliates did not incur any such costs.

Our advisor has advanced $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding. No amount has been advanced since January 2007. Pursuant to the advisory agreement, our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of our distributions from January 1, 2006 through the period ending August 31, 2010 exceeded the amount of our Funds from Operations (as defined below) from January 1, 2006 through August 31, 2010. We agreed with our advisor that it would not extend the agreement to advance funds for distribution record dates after August 31, 2010. Pursuant to the advisory agreement, as amended, we are obligated to reimburse our advisor on demand for the $1.6 million advance if and to the extent our cumulative Funds from Operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest accrues on the advance made by our advisor. The advisory agreement, as amended, defines Funds from Operations as funds from operations as defined by the National Association of Real Estate Investment Trusts plus (i) any acquisition expenses and acquisition fees expensed by us and that are related to any property, loan or other investment acquired or expected to be acquired by us and (ii) any non-operating non-cash charges incurred by us, such as impairments of property or loans, any other-than-temporary impairments of marketable securities, or other similar charges.

With respect to investments in real estate, we pay our advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment. This amount includes any portion of the investment that was debt financed and is inclusive of acquisition fees and expenses related thereto. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, we pay our advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment (which amount includes any portion of the investment that was debt financed and is inclusive of acquisition or origination fees and expenses related thereto) and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

Notwithstanding the above, with respect to our investment in a consolidated joint venture (the "National Industrial Portfolio") with New Leaf Industrial Partners Fund, L.P., the asset management fee is calculated as a monthly fee equal to one-twelfth of 0.27% of the cost of the joint venture investment (inclusive of acquisition fees and expenses related thereto and the amount of debt associated with our investment). Our advisor may also earn a performance fee related to our investment in this joint venture (as described below).

With respect to an investment that has suffered an impairment in value, reduction in cash flow or other negative circumstances, such investment shall either be excluded from the calculation of the asset management fee described above or included in such calculation at a reduced value that is recommended by our advisor and our management and then approved by a majority of our independent directors, and this change in the fee shall be applicable to an investment upon the earlier to occur of the date on which (i) such investment is sold, (ii) such investment is surrendered to a person other than the company, our direct or indirect wholly owned subsidiary or a joint venture or partnership in which we have an interest, (iii) our advisor determines that it will no longer pursue collection or other remedies related to such investment, or (iv) our advisor recommends a revised fee arrangement with respect to such investment. As of December 31, 2010, we excluded two nonperforming real estate loans receivable from the calculation of asset management fees. We also reduced the asset management fee calculation for our investments in the Tribeca Building to reflect sales of condominium units and will continue to adjust the asset management fee calculation for future sales. As of February 28, 2011, we have not determined to calculate the asset management fee at an adjusted value for any other investments or to exclude any other investments from the calculation of the asset management fee.

From January 1, 2010 through February 28, 2011, we paid our advisor asset management fees of $22.6 million earned during that period pursuant to the advisory agreement.

As of December 31, 2010, we have incurred performance fees totaling $5.4 million related to our joint venture investment in the National Industrial Portfolio, which have not been paid. The performance fee is earned by our advisor only upon our meeting certain Funds from Operations (as defined above) thresholds and makes our advisor's cumulative asset management fees related to our investment in the National Industrial Portfolio equal to 0.75% of the cost of the joint venture investment (inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment) on an annualized basis from the date of our investment in the joint venture through the date of calculation. Our operations from the date of our investment through March 31, 2010 were sufficient to meet the Funds from Operations condition per the advisory agreement; however, beginning in April 2010, our operations did not meet the Funds from Operations condition per the advisory agreement. As a result, as of December 31, 2010, we had accrued for incurred but unpaid performance fees of $5.4 million from inception through March 31, 2010. Although these performance fees have been incurred as of December 31, 2010, the advisory agreement further provides that the payment of the performance fees shall only be made after the repayment of advances from our advisor discussed above. The amount of cash available for distributions in future periods may be reduced by the repayment of the advance from our advisor and the payment of our advisor's unpaid performance fees.

PROXY

Under our advisory agreement, our advisor has the right to seek reimbursement from us for all costs and expenses it incurs in connection with the provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. Commencing July 1, 2010, we have reimbursed our advisor for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, our advisor may seek reimbursement for additional employee costs. However, we will not reimburse our advisor for employee costs in connection with services for which our advisor earns acquisition, origination or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2010 through February 28, 2011, we have reimbursed our advisor for $38,000 of operating expenses, including $33,000 of employee costs.

The conflicts committee considers our relationship with our advisor during 2010 to be fair. The conflicts committee believes that the amounts payable to the advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for the advisor to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. On May 30, 2008, we ceased offering shares of common stock in our primary offering but we continue to offer shares pursuant to our dividend reinvestment plan. Pursuant to our dealer manager agreement with KBS Capital Markets Group, we pay our dealer manager selling commissions of up to 3.0% of the gross offering proceeds of the dividend reinvestment plan. The dealer manager reallows 100% of these commissions to the broker-dealer associated with the account. From January 1, 2010 through February 28, 2011, we incurred selling commissions of $1.4 million, of which 100% was reallowed to participating broker-dealers.

In addition to selling commissions, we are obligated to reimburse the dealer manager and its affiliates for certain offering related expenses that they incur on our behalf. These expenses may include our legal, accounting, printing, mailing and filing fees. Under our dealer manager agreement, we are responsible for reimbursing our dealer manager and its affiliates for offering related expenses they incur, provided that our reimbursement payments shall not cause (i) total underwriting compensation (excluding reimbursement of bona fide due diligence expenses) to exceed 10% of the gross proceeds from the offering, or (ii) total organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of the offering as of the date of the reimbursement. From January 1, 2010 through February 28, 2011, no offering expenses were incurred by our dealer manager on our behalf.

The conflicts committee believes that this arrangement with our dealer manager is fair. We believe that the compensation paid to our dealer manager has allowed us to achieve our goal of acquiring a large, diversified portfolio of real estate and real estate-related investments.

Currently Proposed Transactions. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

April 11, 2011 The Conflicts Committee of the Board of Directors:
Barbara R. Cambon (chair), Hank Adler and Stuart A. Gabriel, Ph.D.

Nomination of Directors

General

We do not have a standing nominating committee. However, our conflicts committee, which is composed of all of our independent directors, is responsible for identifying and nominating replacements for vacancies among our independent director positions. Our board believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, our board of directors has determined that the creation of a standing nominating committee is not necessary. Nominations for replacements for vacancies among non-independent director positions are considered and made by the full board. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of board members in the context of the then-current membership of the board. The full board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board. The board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the board's collective skill set that should be addressed in the nominating process. The board made such an assessment in connection with director nominations for the 2011 annual stockholders' meeting and determined that the composition of the current board of directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

Selection of Directors

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the board of directors, the board (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and management of KBS Capital Advisors. The board and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The board and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the board (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the board or committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 866-KBS-4CMG.

PROXY

Stockholder Communications with the Board of Directors

We have established a procedure for stockholders to communicate comments and concerns to the board of directors. Stockholders may contact our board of directors at the following address:

Board of Directors of KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, our Code of Conduct and Ethics or other suspected wrongdoings affecting us or properties or assets we own, or (2) any complaints or concerns regarding our accounting, internal accounting controls, or auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting us. Stockholders should report any such suspected violations or other complaints or concerns by any of the following means:

- Via the internet at http://kbsreiti.ethicspoint.com;
- By calling the toll free Ethics Hotline at 1-888-329-6414; or
- By mailing a description of the suspected violation or concern to:

Audit Committee Chair
c/o KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

Reports made via the Ethics Hotline will be sent to an internal audit representative and at least one of the company's independent directors, provided that no person named in the report will receive the report directly.

Stockholders can also communicate directly with the Chairman of our board of directors at our annual meeting. Although we do not have a policy regarding the attendance of our board members at annual meetings of our stockholders, we expect that the Chairman of our board will be present at all such meetings. All of our directors were present telephonically or in person at our 2010 annual meeting of stockholders.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2011 annual meeting and are being nominated for re-election to serve until the 2012 annual meeting and until his or her successor is elected and qualified.

Name	Position(s)	Age*	Year First Became a Director
Peter M. Bren	President	77	N/A
Charles J. Schreiber, Jr.	Chairman of the Board, Chief Executive Officer and Director	59	2005
Peter McMillan III	Executive Vice President, Treasurer, Secretary and Director	53	2005
Keith D. Hall	Executive Vice President	52	N/A
David E. Snyder	Chief Financial Officer	39	N/A
Stacie K. Yamane	Chief Accounting Officer	46	N/A
Hank Adler	Director	64	2005
Barbara R. Cambon	Director	57	2005
Stuart A. Gabriel, Ph.D.	Director	57	2005

*As of March 1, 2011

Peter M. Bren is our President, a position he has held since June 2005. He is also the President of KBS Capital Advisors, our advisor, KBS Real Estate Investment Trust II, Inc. ("KBS REIT II") and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), positions he has held for these entities since October 2004, August 2007 and January 2010, respectively. In addition, Mr. Bren is President and a director of KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy Partners Apartment REIT"), positions he has held for this entity since August 2009. Mr. Bren is also a sponsor of KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT"), which was formed in 2008. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which entity is the sole owner of our advisor and the owner of the dealer manager of our public offering. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, has been involved in the investment in or management of over $12.8 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 18 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a former Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe.

Mr. Bren is also a founding member of The Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management.

Charles J. Schreiber, Jr. is the Chairman of our Board, our Chief Executive Officer and one of our directors, positions he has held since June 2005. He is the Chairman of the Board, Chief Executive Officer and a director of KBS REIT II, positions he has held for this entity since March 2008, August 2007 and July 2007, respectively. He is also the Chief Executive Officer of our advisor and the Chairman of the Board, Chief Executive Officer and a director of KBS REIT III, positions he has held for these entities since October 2004 and January 2010, respectively. He is also a sponsor of KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, which were formed in 2008 and 2009, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Schreiber indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which entity is the sole owner of our advisor and the owner of the dealer manager of our public offering. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Schreiber is the Chief Executive Officer of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, has been involved in the investment in or management of over $12.8 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.

Mr. Schreiber oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition and management of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Schreiber is also responsible for investor relationships.

Mr. Schreiber has been involved in real estate development, management, acquisition, disposition and financing for more than 39 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 18 years. Prior to teaming with Mr. Bren in 1992, he served as the Executive Vice President of Koll Investment Management Services and Executive Vice President of Acquisitions/Dispositions for The Koll Company. During the mid-1970s through the 1980s, he was Founder and President of Pacific Development Company and was previously Senior Vice President/Southern California Regional Manager of Ashwill-Burke Commercial Brokerage.

Mr. Schreiber graduated from the University of Southern California with a Bachelor's Degree in Finance with an emphasis in Real Estate. During his four years at USC, he did graduate work in the then newly-formed Real Estate Department in the USC Graduate School of Business. He is currently an Executive Board Member for the USC Lusk Center for Real Estate at the University of Southern California Marshall School of Business/School of Policy, Planning and Development.

Our board of directors has concluded that Mr. Schreiber is qualified to serve as one of our directors and our Chairman of the Board for reasons including his extensive industry and leadership experience. With 39 years of real estate experience and 18 years of experience with debt-related investments, Mr. Schreiber has the depth and breadth of experience to implement our business strategy. He gained his understanding of the real estate and real estate-finance markets through hands-on experience with acquisitions, asset and portfolio management, asset repositioning, and dispositions. As our Chief Executive Officer and a principal of our external advisor, Mr. Schreiber is best-positioned to provide our board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as Chief Executive Officer, Chairman of the Board and a director of KBS REIT II, KBS REIT III and us, Mr. Schreiber brings to our board of directors demonstrated management and leadership ability.

Peter McMillan III is one of our Executive Vice Presidents, our Treasurer and Secretary and one of our directors, positions he has held since June 2005. He is an Executive Vice President, Treasurer, Secretary and a director of KBS REIT II and KBS REIT III; President, Chairman of the Board and a director of KBS Strategic Opportunity REIT; and an Executive Vice President of KBS Legacy Partners Apartment REIT, positions he has held for these entities since August 2007, January 2010, December 2008 and August 2009, respectively. Mr. McMillan also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which entity is the sole owner of our advisor and the owner of the dealer manager of our public offering. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of Steinway Musical Instruments, Inc. and TCW/Metropolitan West Funds.

Our board of directors has concluded that Mr. McMillan is qualified to serve as one of our directors for reasons including his expertise in the real estate finance markets and with real estate-related investments. With over 29 years of experience investing in and managing real estate-related debt investments, Mr. McMillan offers insights and perspective with respect to our real estate-related investment portfolio as well as our real estate portfolio. As one of our executive officers and a principal of our advisor, Mr. McMillan is able to direct our board of directors to the critical issues facing our company. Further, his experiences as a director of KBS REIT II, KBS REIT III, Steinway Musical Instruments, Inc., TCW/Metropolitan West Funds and us provide him with an understanding of the requirements of serving on a public company board.

Keith D. Hall is one of our Executive Vice Presidents, a position he has held since June 2005. He is also an Executive Vice President of KBS REIT II and KBS REIT III and Chief Executive Officer and a director of KBS Strategic Opportunity REIT, positions he has held for these entities since August 2007, January 2010 and December 2008. Mr. Hall is also a sponsor of KBS Legacy Partners Apartment REIT, which was formed in 2009. Mr. Hall also owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3% interest in KBS Holdings LLC, which entity is the sole owner of our advisor and the owner of the dealer manager of our public offering. All four of our sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Hall is a co-founder of Willowbrook Capital Group, LLC, an asset management company. Prior to forming Willowbrook in 2000, Mr. Hall was a Managing Director at CS First Boston, where he managed CSFB's distribution strategy and business development for the Principal Transaction Group's $18.0 billion real estate securities portfolio. Mr. Hall's two primary business unit responsibilities were Mezzanine Lending and Commercial Real Estate Development. Before joining CSFB in 1996, he served as a Director in the Real Estate Products Group at Nomura Securities, with responsibility for the company's $6.0 billion annual pipeline of fixed-income, commercial mortgage-backed securities. Mr. Hall spent the 1980s as a Senior Vice President in the High Yield Department of Drexel Burnham Lambert's Beverly Hills office, where he was responsible for distribution of the group's high-yield real estate securities. Mr. Hall received a Bachelor of Arts Degree with honors in Finance from California State University, Sacramento.

David E. Snyder is our Chief Financial Officer, a position he has held since December 2008. He is also the Chief Financial Officer of our advisor, KBS REIT II and KBS REIT III, positions he has held for these entities since November 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, positions he has held for these entities since December 2008 and August 2009, respectively. He is also a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for us.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., or NHP, a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At NHP, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Arts Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant.

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since October 2008. From June 2005 to December 2008, Ms. Yamane served as our Chief Financial Officer and from June 2005 to October 2008 she served as our Controller. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT, positions she has held for these entities since October 2008, December 2008, January 2010, August 2009 and August 2009, respectively. Additionally, Ms. Yamane served as Fund Controller of our advisor from October 2004 to October 2008, Chief Financial Officer of KBS REIT II from July 2007 to December 2008 and Controller of KBS REIT II from July 2007 until October 2008.

In addition, Ms. Yamane serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held for this entity since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

Prior to joining an affiliate of KBS Realty Advisors in February of 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented under the U.S. generally accepted accounting principles, or GAAP, basis, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences at KBS and Kenneth Leventhal & Company give her 21 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Hank Adler is one of our independent directors and is the chair of our audit committee, positions he has held since June 2005. Professor Adler is also an independent director and chair of the audit committee of KBS REIT II and KBS REIT III, positions he has held for these entities since March 2008 and September 2010, respectively. He is currently an Assistant Professor of Accounting at Chapman University. Prior to his retirement from Deloitte & Touche, LLP in 2003, Professor Adler was a partner with that firm where he had been employed for over 30 years. He specialized in tax accounting and served as client service and tax partner for a variety of public and private companies. He received a Bachelor of Science in Accounting and a Master of Business Administration from the University of California, Los Angeles. Professor Adler currently serves on the board of directors, compliance committee and as chairman of the audit committee of Corinthian Colleges, Inc. From 1998 to 2007, he also chaired the Toshiba Senior Classic charity event, a PGA Senior Tour championship event. In the 1990s, he served on the board of trustees and as President of the Irvine Unified School District. From 1994 to 2006, he served on the board of directors of Hoag Memorial Hospital Presbyterian.

Our board of directors has concluded that Professor Adler is qualified to serve as one of our independent directors and as the chair of our audit committee for reasons including his extensive experience in public accounting. With over 30 years at one of the big four accounting firms, Professor Adler brings to our board of directors critical insights to and an understanding of the accounting principles and financial reporting rules and regulations affecting our company. His expertise in evaluating the financial and operational results of public companies and overseeing the financial reporting process makes him a valuable member of our board of directors and our audit committee. In addition, as a director and chair of the audit committee of KBS REIT II, KBS REIT III and us and as a director of Corinthian Colleges, Inc., Professor Adler is well aware of the corporate governance and regulatory issues facing public companies.

Barbara R. Cambon is one of our independent directors and is the chair of our conflicts committee, positions she has held since June 2005. Ms. Cambon is also an independent director and chair of the conflicts committee of KBS REIT II and KBS REIT III, positions she has held for these entities since March 2008 and September 2010, respectively. From April 2009 to December 2010, she served as Chief Operating Officer of Premium One Asset Management LLC, a company whose business focuses on providing investment management services to investors. From October 2003 to October 2009, she also served as a Managing Member of Snowcreek Management LLC, a real estate asset-management company whose business activities focus on residential development projects for institutional investors. As Managing Member, Ms. Cambon provided asset management services to an institutional partnership investment in residential real estate development. She has been in the real estate investment business for 29 years, principally working with institutional capital sources and investment programs. From November 1999 until October 2002, she served as a Principal of Los Angeles-based Colony Capital, LLC, a private real estate investment firm, and from April 2000 until October 2002, she also served as Chief Operating Officer of Colony. Prior to joining Colony in 1999, Ms. Cambon was President and Founder of Institutional Property Consultants, Inc., a real estate consulting company. She is a past Director and Chairman of the Board of the Pension Real Estate Association and past Director of the National Council of Real Estate Investment Fiduciaries. Ms. Cambon serves on the board of directors and on the audit and compensation committees of BioMed Realty Trust, Inc., on the board of Neighborhood National Bancorp and on the University of San Diego Burnham-Moores Real Estate Institute Policy Advisory Board. Ms. Cambon received a Master of Business Administration from Southern Methodist University and a Bachelor of Science Degree in Education from the University of Delaware.

Our board of directors has concluded that Ms. Cambon is qualified to serve as one of our independent directors and as the chair of our conflicts committee for reasons including her expertise in real estate investment and management. Ms. Cambon's 29 years of experience investing in, managing and disposing of real estate on behalf of investors give her a wealth of knowledge and experiences from which to draw in advising our company. As a managing member of her own real estate asset-management company, Ms. Cambon is acutely aware of the operational challenges facing companies such as ours. Further, her service as a director and chair of the conflicts committee of KBS REIT II, KBS REIT III and us and as a director of BioMed Realty Trust, Inc., all public REITs, gives her additional perspective and insight into large public real estate companies such as ours.

Stuart A. Gabriel, Ph.D. is one of our independent directors, a position he has held since June 2005. Professor Gabriel is also an independent director of KBS REIT II and KBS REIT III, positions he has held for these entities since March 2008 and September 2010, respectively. Since June 2007, Professor Gabriel has served as Director and Arden Realty Chair at the Richard S. Ziman Center for Real Estate and Professor of Finance in the Anderson School of Management at the University of California, Los Angeles. Prior to joining UCLA he was Director and Lusk Chair in Real Estate at the USC Lusk Center for Real Estate, a position he held from 1999 to 2007. Professor Gabriel also served as Professor of Finance and Business Economics in the Marshall School of Business at the University of Southern California, a position he held from 1990 to 2007. In 2004, he was elected President of the American Real Estate and Urban Economics Association. From September 2004 through July 2008, Professor Gabriel served as a director of IndyMac Bank, F.S.B. Professor Gabriel serves on the editorial boards of seven academic journals. He is also a Fellow of the Homer Hoyt Institute for Advanced Real Estate Studies. Professor Gabriel has published extensively on topics of real estate finance and urban and regional economics. His teaching and academic research experience include analysis of real estate and real estate capital markets performance as well as structured finance products, including credit default swaps, commercial mortgage-backed securities and collateralized debt obligations. Also, he received a number of awards at USC for outstanding graduate teaching. Professor Gabriel serves as a consultant to numerous corporate and governmental entities. Prior to joining the USC faculty in 1990, Professor Gabriel served on the economics staff of the Federal Reserve Board in Washington, D.C. He also has been a Visiting Scholar at the Federal Reserve Bank of San Francisco. Professor Gabriel holds a Ph.D. in Economics from the University of California, Berkeley.

Our board of directors has concluded that Professor Gabriel is qualified to serve as one of our independent directors for reasons including his extensive knowledge and understanding of the real estate and finance markets and real estate finance products. As a professor of real estate finance and economics, Professor Gabriel brings unique perspective to our board of directors. His years of research and analysis of the real estate and finance markets make Professor Gabriel well-positioned to advise us with respect to our investment and financing strategy. This expertise also makes him an invaluable resource for assessing and managing risks facing our company. Through his experience as a director of KBS REIT II, KBS REIT III, IndyMac Bank, F.S.B. and us, he also has an understanding of the requirements of serving on a public company board.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor, and/or its affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See "Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by our board of directors, based upon recommendations from our advisor. Four of our executive officers, Messrs. Bren, Hall, McMillan and Schreiber, manage and control our advisor, and through the advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2010.

Name	Fees Earned or Paid in Cash in 2010 (1)	All Other Compensation	Total
Hank Adler	$ 99,329	$ –	$ 99,329
Barbara R. Cambon	93,329	–	93,329
Stuart A. Gabriel, Ph.D.	96,829	–	96,829
Peter McMillan III (2)	–	–	–
Charles J. Schreiber, Jr. (2)	–	–	–

(1) Fees Earned or Paid in Cash include meeting fees earned in 2009 but paid or reimbursed in the first quarter of 2010 as follows: Professor Adler $7,333; Ms. Cambon $8,333; and Professor Gabriel $7,333.

(2) Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and committee meetings as follows:

- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended (committee chairs receive an additional $500 per committee meeting for serving in that capacity);
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee (committee chairs receive an additional $1,000 per teleconference committee meeting for serving in that capacity).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Equity-Based Compensation

We have adopted an Employee and Independent Director Incentive Stock Plan, one of the purposes of which is to increase the interest of our independent directors in our welfare through participation in the growth in the value of our shares. To date, we have not issued any awards pursuant to this plan and we have no timetable for the grant of any awards under the plan. Furthermore, our board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan. The principal features of the Employee and Independent Director Incentive Stock Plan are described above under "– The Conflicts Committee – Oversight of Executive Compensation."

Equity Compensation Plan Information

We have reserved shares of common stock for issuance under our Employee and Independent Director Stock Incentive Plan. This plan was approved by our then sole stockholder, KBS Capital Advisors, in 2005 before we commenced our public offering. The following table provides summary information about securities issuable under our equity compensation plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	–	–	9,334,463[(1)]
Equity compensation plans not approved by security holders	–	–	–
Total	–	–	9,334,463[(1)]

(1) As of April 11, 2011. The number of shares authorized for issuance pursuant to the Employee and Independent Director Stock Incentive Plan is equal to 5% of the outstanding shares of our common stock at any time, but may not exceed 10,000,000 shares. Our board of directors has adopted a policy that prohibits grants of any awards of shares of common stock to any person under the Employee and Independent Director Stock Plan.

PROXY

STOCK OWNERSHIP

The following table shows, as of April 11, 2011, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percentage
KBS Capital Advisors, LLC	20,000[3]	
Hank Adler	14,343	*
Peter M. Bren	20,000[3]	*
Barbara R. Cambon	6,384	*
Stuart A. Gabriel, Ph.D.	–	–
Keith D. Hall	20,000[3]	*
Peter McMillan III	20,000[3]	*
Charles J. Schreiber, Jr.	21,064[3][4]	*
David E. Snyder	–	–
Stacie K. Yamane	–	–
All officers and directors as a group	41,791[3]	*

* Less than 1% of the outstanding common stock.

(1) The address of each named beneficial owner is c/o KBS Real Estate Investment Trust, Inc., 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS Capital Advisors, which is indirectly owned and controlled by Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

(4) Includes 1,064 shares held by the Schreiber Family Trust DTD 6/3/75, of which Mr. Schreiber is a trustee.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to these reporting requirements filed the reports on a timely basis in 2010.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of our board of directors. Those persons elected will serve as directors until the 2012 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated the following people for re-election as directors:

- Charles J. Schreiber, Jr.
- Hank Adler
- Stuart A. Gabriel, Ph.D.
- Peter McMillan III
- Barbara R. Cambon

Each of the nominees for director is a current member of our board of directors. Detailed information on each nominee is provided on pages 17 through 22.

The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. In this case, they will vote FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Vote Required

Under our charter, a majority of the votes present in person or by proxy at the meeting is required for the election of the directors. This means that a director nominee needs to receive more votes for his or her election than against his or her election in order to be elected to the board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

PROXY

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, Peter McMillan III, at our executive offices no later than December 21, 2011. However, if we hold our annual meeting before June 8, 2012 or after August 7, 2012, stockholders must submit proposals for inclusion in our 2012 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. If a stockholder wishes to present a proposal at the 2012 annual meeting, whether or not the proposal is intended to be included in the 2012 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 20, 2012.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.

KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(866) 527-4264
www.kbsreits.com